Form 20-F/A
period 2023-12-31
Adlai Nortye Ltd.
filed 2025-02-14
CIK 1944552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

Auditor Name	Auditor Location	Auditor Firm ID
Mazars USA LLP	New York, USA	339

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2023 (the “Original Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on April 19, 2024. The purpose of this Form 20-F/A is to include in the Original Form 20-F (1) the Report of Independent Registered Public Accounting Firm (the “Auditor's Report”) dated April 13, 2023 in connection with the Company’s consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2021, and (2) the Company’s accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2021 and the related notes. This Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Original Form 20-F. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Original Form 20-F, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Original Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with the Original Form 20-F.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is including new certifications by the Company’s principal executive officer and principal financial officer as exhibits to this Form 20-F/A pursuant to Rule 13a-14(a) of the Exchange Act.

PART I

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

1

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by Item 18 are included in this annual report, beginning on page F-1. The reports of Mazars USA LLP, the Company’s independent registered accounting firm with respect to the referenced financial statements, are included on pages F-2 and F-3.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adlai Nortye Ltd.

	By:	/s/ Yang Lu
		Name:	Yang Lu
		Title:	Chief Executive Officer

Date: February 14, 2025

3

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) and its related interpretations as issued by the International Accounting Standards Board.

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

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2022.

New York, New York

April 19, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows of Adlai Nortye Ltd. (the “Company”), for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the consolidated financial statement presents fairly, in all material respects, the results of its operations and its cash flow for the year ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) and its related interpretations as issued by the International Accounting Standards Board.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2022.

New York, New York

April 13, 2023

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

LOSS FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2021	2022	2023
		$’000	$’000	$’000
REVENUE	4	45,726	—	5,000
Other operating income, net		183	259	890
Administrative expenses		(12,450)	(13,039)	(15,289)
Research and development expenses		(42,105)	(54,490)	(58,152)
Total operating loss		(8,646)	(67,270)	(67,551)
Other income and gains		213	2,079	3,303
Other expenses		(70)	(1,395)	(80)
Investment income		32	550	62
Fair value gain on financial assets at fair value through profit or loss (“FVTPL”)		40	484	—
Fair value (loss)/gain on financial liabilities at FVTPL	16	(46,910)	7,195	(39,171)
Finance costs	5	(1,337)	(433)	(791)
LOSS BEFORE TAX		(56,678)	(58,790)	(104,228)
Income tax expense	6	—	—	(643)
LOSS FOR THE YEAR		(56,678)	(58,790)	(104,871)
Attributable to:
Ordinary Equity Holders of the Parent		(56,678)	(58,790)	(104,871)
OTHER COMPREHENSIVE LOSS
Exchange differences on translation of the financial statements of subsidiaries		(94)	(3,157)	(82)
Other comprehensive loss for the year, net of tax		(94)	(3,157)	(82)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(56,772)	(61,947)	(104,953)
Attributable to:
Ordinary Equity Holders of the Parent		(56,772)	(61,947)	(104,953)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted
Loss for the year ($ per share)	8	(2.23)	(2.31)	(2.42)
Weighted average common shares outstanding	8	25,440,000	25,440,000	43,342,068

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

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Attributable to owners of the parent
			Series A
		Additional	convertible	Share	Exchange
	Ordinary	paid-in	preferred	option	fluctuation	Accumulated	Total
	Shares	capital	shares	reserve	reserve	losses	deficits
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
	(note 17)	(note 18)		(note 18)	(note 18)
At January 1, 2021	3	6,416	10,980	4,220	(908)	(152,753)	(132,042)
Loss for the year	—	—	—	—	—	(56,678)	(56,678)
Other comprehensive income for the year:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(94)	—	(94)
Issuance of shares for the trust arrangement under the Share Incentive Plan	1	(1)	—	—	—	—	—
Share-based compensation	—	—	—	3,386	—	—	3,386
At December 31, 2021	4	6,415	10,980	7,606	(1,002)	(209,431)	(185,428)
At January 1, 2022	4	6,415	10,980	7,606	(1,002)	(209,431)	(185,428)
Loss for the year	—	—	—	—	—	(58,790)	(58,790)
Other comprehensive income for the year:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(3,157)	—	(3,157)
Share-based compensation	—	—	—	6,082	—	—	6,082
At December 31, 2022	4	6,415	10,980	13,688	(4,159)	(268,221)	(241,293)
At January 1, 2023	4	6,415	10,980	13,688	(4,159)	(268,221)	(241,293)
Loss for the year	—	—	—	—	—	(104,871)	(104,871)
Other comprehensive income for the year
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(82)	—	(82)
Issuance of ordinary shares	1	91,779	—	—	—	—	91,780
Conversion of Financial liabilities at FVTPL	5	329,534		—	—	—	329,539
Conversion of Series A convertible preferred shares	1	10,979	(10,980)				—
Share-based compensation	—	—	—	4,330	—	—	4,330
At December 31, 2023	11	438,707	—	18,018	(4,241)	(373,092)	79,403

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2021	2022	2023
		$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	5	(56,678)	(58,790)	(104,871)
Adjustments for:
Finance costs		1,337	433	791
Investment income		(32)	(550)	(62)
Fair value (gain)/loss on financial liabilities at FVTPL	16	46,910	(7,195)	39,171
Fair value gain on financial assets at FVTPL		(40)	(484)	—
Loss/(gain) on disposal of items of property, plant and equipment		5	(7)	—
Depreciation of property, plant and equipment	9	861	931	1,213
Amortization of intangible assets		16	20	25
Depreciation of right-of-use assets	10(a)	951	1,090	984
Equity-settled share-based payment expenses	19	3,386	6,082	4,330
(Increase)/Decrease in prepayments, other receivables and other assets		(419)	4,346	(436)
(Increase)/Decrease in non-current assets		(157)	128	45
Increase in current assets		(390)	—	—
Increase in trade payables		600	10,117	1,252
Increase in other payables and accruals		619	656	906
Decrease in advances from customers		(3)	—	—
Net cash flows used in operating activities		(3,034)	(43,223)	(56,652)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(1,018)	(1,249)	(200)
Purchases of intangible assets		(102)	(19)	—
Proceeds from disposal of items of property, plant and equipment		—	17	1
Purchases of financial assets at FVTPL		(81,234)	(58,980)	(7)
Disposal of financial assets at FVTPL		27,465	88,057	21,039
Purchases of investments at amortized cost		—	—	(31,849)
Received investment income of financial assets at FVTPL		32	550	62
Net cash flows provided/(used in) from investing activities		(54,857)	28,376	(10,954)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		97,370	—	91,780
Addition of bank borrowings		12,411	7,897	50,234
Bank borrowings interest paid		(427)	(292)	(602)
Repayment of bank borrowings		(10,430)	(13,315)	(24,069)
Transaction costs for issuance of convertible redeemable preferred shares		(758)
Payment for lease liabilities		(966)	(1,070)	(1,103)
Net cash flows (used in)/from financing activities		97,200	(6,780)	116,240
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		39,309	(21,627)	48,634
Cash and cash equivalents at beginning of year		24,261	64,131	42,758
Effect of foreign exchange rate changes, net		561	254	100
CASH AND CASH EQUIVALENTS AT END OF YEAR		64,131	42,758	91,492

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

4.	REVENUE

An analysis of revenue is as follows:

	2021	2022	2023
	$’000	$’000	$’000
Sales of intellectual property	45,726
Sales of an exclusive option.	—	—	5,000
Total	45,726	—	5,000

Revenue of $5,000 for the year ended December 31, 2023 was derived from the option grant fee for the sale of an exclusive option to enter into a license agreement to further develop and commercialize products to a single customer, recognized at a point in time, and there was no further performance obligation to be performed.

The Group entered into a collaboration agreement with one customer in the year ended December 31,2021 for a list of patents and related research material, know-how, and research results generated through studies of the five products. The terms of the arrangement include: non-refundable upfront fees of RMB295,000 (approximately equivalent to $45,726), milestone payments for the achievement of specified certain development and sales targets and sales-based royalties.

Revenue of $45,726 for the year ended December 31, 2021 was derived from the upfront fee for the sale of intellectual property to a single customer, recognized at a point in time, and there was no further performance obligation to be performed.

5.	FINANCE COSTS

An analysis of finance costs is as follows:

	Year ended December 31,
	2021	2022	2023
	$’000	$’000	$’000
Transaction cost for issuance of the Group’s convertible redeemable preferred shares	758	—	—
Interest expenses on bank and other borrowings	421	295	708
Interest expenses on lease liabilities	158	138	83
Total	1,337	433	791

6.	INCOME TAX

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

The income tax expense of the company for the Relevant Periods is analyzed as follows:

	Year ended December 31,
	2021	2022	2023
	$’000	$’000	$’000
Current	—	—	643
Deferred	—	—	—
Total	—	—	643

A reconciliation of the tax expense applicable to loss before tax at the statutory rate to the tax expense at the effective tax rate is as follows:

	Year ended December 31,
	2021	2022	2023
	$’000	$’000	$’000
Loss before tax	(56,678)	(58,790)	(104,228)
Tax at the statutory tax rate (25%)	(14,169)	(14,698)	(26,057)
Foreign rate differential	13,240	2,933	14,711
Expenses not deductible for tax	603	2,171	126
Income not subject to tax	(2,890)	(4)	—
Additional deductible allowance for qualified research and development costs	(1,109)	(1,681)	(2,338)
Unrecognized deferred tax assets	4,325	11,279	14,201
Current income tax expense	—	—	643
Tax charge at the Group’s effective rate	—	—	0.62%

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

	Year ended December 31
	2022	2023
	$’000	$’000
Fixed assets	(13)	2
Capitalized R&D	5,494	11,050
Accrued and prepaid expenses	669	(101)
ROU Assets	(72)	5
Advertising expenses in excess of deduction limit	14	11
Allowance against receivables	—	3
State tax	(1)	(1)
Stock options	1,075	883
NOL	21,758	31,408
Subtotal	28,923	43,260
Unrecognized deferred tax assets	(28,923)	(43,260)
Total Deferred tax	—	—

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

7.	DIVIDENDS

No dividends have been declared and paid by the Company or the Group during the Relevant Periods.

8.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 25,440,000, 25,440,000 and 43,342,068 in issue during the years ended December 31, 2021, 2022 and 2023, respectively.

The calculation of the basic loss per share amount is based on the loss for the years attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares in issue or deemed to be in issue during the year ended December 31, 2021, 2022 and 2023.

Basic loss per share is computed on the basis of the weighted average number of ordinary shares outstanding during the period of the financial statements.

Diluted loss per share of ordinary stock is computed on the basis of the weighted average number of shares of ordinary stock and dilutive securities (such as stock options and convertible securities) outstanding. As of December 31, 2021 the Company had 62,967,406 dilutive shares consisting of 57,543,414 relating to convertible preferred stock and 5,423,992 relating to options. As of December 31, 2022 the Company had 64,300,522 dilutive shares consisting of 57,543,414 relating to convertible preferred stock and 6,757,108 relating to options. As of December 31, 2023 the Company had 3,869,554 dilutive shares relating to options. Dilutive securities that have an anti-dilutive effect on diluted loss per share are excluded from the calculation.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2021, 2022 and 2023 in respect of a dilution as the impact of the outstanding share options, restricted stock units and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

9.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Leasehold	Plant and	Office	Motor	Electronic
	improvements	machinery	equipment	vehicles	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2023, net of accumulated depreciation	1,774	1,673	33	151	82	3,713
Additions	28	27	—	127	18	200
Depreciation provided during the year	(700)	(416)	(20)	(43)	(34)	(1,213)
Disposals	—	—	—	—	(1)	(1)
Exchange realignment	(25)	(23)	—	(3)	(2)	(53)
At Dec 31, 2023, net of accumulated depreciation	1,077	1,261	13	232	63	2,646
As of December 31, 2023
Cost	2,519	3,373	148	322	228	6,590
Accumulated depreciation	(1,442)	(2,112)	(135)	(90)	(165)	(3,944)
Net carrying amount	1,077	1,261	13	232	63	2,646

During the Relevant Periods, none of the Group’s property, plant and equipment were pledged.

There was no impairment for the Group’s property, plant and equipment during the Relevant Periods.

10.	LEASES

The Group has lease contracts of properties and used in its operation with lease terms between 2 and 5 years.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the Relevant Periods are as follows:

	Offices	Office equipment	Total
	$’000	$’000	$’000
As of January 1, 2022	2,725	209	2,934
Additions	463	—	463
Depreciation provided during the year	(961)	(129)	(1,090)
Exchange realignment	(141)	(4)	(145)
As of December 31, 2022	2,086	76	2,162

	Offices	Office equipment	Total
	$’000	$’000	$’000
As of January 1, 2023	2,086	76	2,162
Additions	—	—	—
Depreciation provided during the year	(931)	(53)	(984)
Exchange realignment	(23)	(1)	(24)
As of December 31, 2023	1,132	22	1,154

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

10.	LEASES (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the Relevant Periods are as follows:

Lease liabilities
$’000
As of January 1, 2022	(2,888)
Additions	(463)
Accretion of interest recognized during the year	(133)
Payments	1,070
Exchange realignment	177
As of December 31, 2022	(2,237)
As of January 1, 2023	(2,237)
Additions	—
Accretion of interest recognized during the year	(83)
Payments	1,103
Exchange realignment	26
As of December 31, 2023	(1,191)

	2022	2023
	$’000	$’000
Analyzed into:
Current portion	1,001	722
Non-current portion	1,236	469
Total	2,237	1,191

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	Year ended December 31,
	2021	2022	2023
	$’000	$’000	$’000
Interest on lease liabilities	158	133	83
Depreciation charge of right-of-use assets	951	1,090	984
Total amount recognized in profit or loss	1,109	1,223	1,067

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

15.	INTEREST-BEARING BANK BORROWINGS (continued)

(v)	In September 2023, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 4.00% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. And in March 2024, Adlai Hangzhou repaid it before the maturity date.

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

16.	FINANCIAL LIABILITIES AT FVTPL (continued)

xi.	the occurrence of a material breach by any Group company or any management shareholder of any of mandatory laws or regulations in the applicable jurisdiction; and

xii.	the occurrence of any material dishonesty problem by any Group company or any management shareholder.`

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

20.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

During the year ended December 31, 2021, 2022 and 2023, the Group had non-cash additions to right-of-use assets and lease liabilities of nil and nil, respectively, in respect of lease arrangements for offices and equipment.

(b)	Changes in liabilities arising from financing activities

	Financial	New bank
	instrument	loans and		Payable
	measured at	other	Lease	for issue
	FVTPL	borrowings	liabilities	costs	Total
	$’000	$’000	$’000	$’000	$’000
At January 1, 2021	153,283	8,309	3,635	—	165,227
Interest expense	—	422	160	—	582
Transaction costs for the issuance of convertible redeemable preferred shares	—	—	—	758	758
Additions	97,370	12,410	—	—	109,780
Disposal	—	—	—	—	—
Payment
– financing cash flows	—	(10,430)	(966)	(758)	(12,154)
– operating cash flows	—	—	—	—	—
Interest paid	—	(427)	—	—	(427)
Change in fair value	46,910	—	—	—	46,910
Exchange adjustment	—	184	59	—	243
At December 31, 2021	297,563	10,468	2,888	—	310,919
Interest expense	—	295	133	—	433
Transaction costs for the issuance of convertible redeemable preferred shares	—	—	—	—	—
Additions	—	7,897	463	—	8,360
Disposal	—	—	—	—	—
Payment
– financing cash flows	—	(13,316)	(936)	—	(14,252)
– operating cash flows	—	—	—	—	—
Interest paid	—	(290)	(134)	—	(424)
Change in fair value	(7,195)	—	—	—	(7,195)
Exchange adjustment	—	(741)	(177)	—	(917)
At December 31, 2022	290,368	4,313	2,237	—	296,918
Interest expense	—	708	83	—	791
Transaction costs for the issuance of convertible redeemable preferred shares	—	—	—	—	—
Additions	—	50,234	—	—	50,234
Conversion into ordinary shares	(329,539)	—	—	—	(329,539)
Payment
– financing cash flows	—	(24,069)	(1,020)	—	(25,089)
– operating cash flows	—	—	—	—	—
Interest paid	—	(602)	(83)	—	(685)
Change in fair value	39,171	—	—	—	39,171
Exchange adjustment	—	(115)	(26)	—	(141)
At December 31, 2023	—	30,469	1,191	—	31,660

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

20.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(c)	Investment activities

	Dual currency		Wealth
	structured	investments at	management
	deposit	amortized cost	product	Total
	$’000	$’000	$’000	$’000
Year ended December 31, 2021
purchase	(17,000)	(17,965)	(46,269)	(81,234)
disposal	9,500	17,965	—	27,465
interest received	28	4	—	32
Year ended December 31, 2022
purchase	(14,900)	—	(44,080)	(58,980)
disposal	22,439	—	65,618	88,057
interest received	19	—	531	550
Year ended December 31, 2023
purchase	—	(31,849)	(7)	(31,856)
disposal	—	—	21,039	21,039
interest received	—	—	62	62

21.	COMMITMENTS

The Group did not have capital commitments at the end of each of the Relevant Periods.

22.	RELATED PARTY TRANSACTIONS

(a)	Related parties

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

24.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
At December 31, 2021
If the $ strengthens against the RMB	5	—	2,398
If the $ weakens against the RMB	(5)	—	(2,651)

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
At December 31, 2022
If the $ strengthens against the RMB	5	—	(1,939)
If the $ weakens against the RMB	(5)	—	4,081

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
As of December 31, 2023
If the $ strengthens against the RMB	5	(1,010)	(943)
If the $ weakens against the RMB	(5)	1,116	1,042

Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management of the Group to finance the operations and mitigate the effects of fluctuations in cash flows.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

26.	SUBSEQUENT EVENTS

(a)	Bank loan

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

In March 2024, Adlai Hangzhou repaid three non-revolving facility amount of RMB40,000 at the maturity date.

In April 2024, Adlai Hangzhou repaid a non-revolving facility amount of RMB30,000 at the maturity date.

(b)	Subsidiaries

In March 2024, Shareholder of Hangzhou Tangchuang agreed to increase the company’s registered capital to RMB100 million, with an additional investment of RMB70 million from Hangzhou Hongxi Business Management Co., Ltd and an additional investment of RMB20 million from Adlai Hangzhou. After this capital increase, the company accounting for 30% of the registered capital in Hangzhou Tangchuang. And Hangzhou Tangchuang would no longer be a subsidiary within the company’s scope of consolidation.

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
DECEMBER 31, 2021, 2022 AND 2023 (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021, 2022 AND 2023 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2021	2022	2023
	$’000	$’000	$’000
REVENUE	—	—	—
Other operating income, net	—	156	242
Administrative expenses	(2,376)	(1,390)	(6,196)
Research and development expenses	—	—	—
Total operating loss	(2,376)	(1,234)	(5,954)
Other income and gains	173	—	—
Other expenses	—	—	—
Investment income	3	—	—
Fair value loss on financial liabilities at FVTPL	(46,910)	7,194	(39,171)
Finance costs	(399)	—	(249)
LOSS BEFORE TAX	(49,509)	5,960	(45,374)
Income tax expense	—	—	—
LOSS FOR THE YEAR	(49,509)	5,960	(45,374)
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(49,509)	5,960	(45,374)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2022	2023
	$’000	$’000	$’000
Net cash flows used in operating activities	(1,610)	(1,134)	(13,143)
Net cash flows used in investing activities	(65,798)	(35,035)	(38,082)
Net cash flows from financing activities	96,428	—	102,181
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	29,020	(36,169)	50,956
Cash and cash equivalents at beginning of year	19,343	48,363	12,194
CASH AND CASH EQUIVALENTS AT END OF YEAR	48,363	12,194	63,150