Form 20-F
period 2024-12-31
Adlai Nortye Ltd.
filed 2025-04-30
CIK 1944552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Yang Lu, Chief Executive Officer 685 US Highway 1, North Brunswick Township, NJ 08902, the United States Tel: +1 848 230 7430 Email: ir@adlainortye.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 110,700,803 ordinary shares, consisting of 93,710,803 Class A ordinary shares, par value US$0.0001 per share, and 16,990,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents our Class A ordinary shares;

●	“BVI” are to the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

●	“Hangzhou Adlai” is to Adlai Nortye Biopharma Co., Ltd., our wholly foreign-owned enterprise incorporated in the PRC;

●	“Hong Kong” is to Hong Kong Special Administrative Region of China;

●	“Macau” is to Macau Special Administrative Region of China;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our company,” and “our” are to Adlai Nortye Ltd., our Cayman Islands holding company and its subsidiaries, which include those in the U.S. and mainland China that conduct daily operations.

Revision of Previously Issued Consolidated Financial Statements

During the preparation of this annual report and our audited consolidated financial statements, the Company identified and revised its previously issued audited consolidated financial statements as of and for the year ended December 31, 2023 and unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024 to correct the accounting treatment for the sale of an exclusive option to enter into a license agreement. Such amount, equaling US$5.0 million, has been historically accounted for as revenue. The Company determined such a method was not in compliance with International Financial Reporting Standards (“IFRS”) 15 which requires to defer the non-refundable option fees since the performance obligation has not been met and to recognize revenues at the earlier of recognized as revenue when those future goods or services are provided, or the option period expires. As a result, the revision will reflect a US$5.0 million reduction to the Company’s revenue and a US$0.6 million reduction to the Company’s income tax expense for the year ended December 31, 2023. Correspondingly, the Company’s contract liability will be revised to increase by US$5.0 million, the accumulated deficit will increase by US$4.4 million, and other payables and accruals will decrease by US$0.6 million as of December 31, 2023 and as of June 30, 2024, respectively.

The following tables present the impact of this error on the Company’s previously issued audited consolidated financial statements as of and for the year ended December 31, 2023 and unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024:

	For the year ended December 31, 2023
	As previously reported	Adjustment	As revised
Revenue	5,000	-5,000	—
Loss before tax	-104,228	-5,000	-109,228
Income tax expense	-643	643	—
Loss for the year	-104,871	-4,357	-109,228
Total comprehensive loss	-104,953	-4,357	-109,310
Net loss per share basic	-2.42	-0.10	-2.52
Net loss per share-diluted	-2.42	-0.10	-2.52

	As of December 31, 2023
	As previously reported	Adjustment	As revised
Contract liability - non-current	—	5,000	5,000
Other payables and accruals	4,890	-643	4,247
Accumulated deficit	-373,092	-4,357	-377,449
Total Shareholder’s equity	79,403	-4,357	75,046

	As of June 30, 2024
	As previously reported	Adjustment	As revised
Contract liability - current	-	5,000	5,000
Other payables and accruals	3,790	-643	3,147
Accumulated deficit	-400,704	-4,357	-405,061
Total Shareholder’s equity	53,368	-4,357	49,011

In accordance with Staff Accounting Bulletin No. 99 - Materiality, and Staff Accounting Bulletin No. 108 - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of this revision from qualitative and quantitative perspectives, and concluded that this revision was immaterial to the Company’s previously issued audited consolidated financial statements as of and for the year ended December 31, 2023 and unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024.

Our management has concluded that in light of the error described above, a material weakness exists in our internal control over financial reporting and that our disclosure controls and procedures were not effective. For a discussion on remediation plan with respect to such material weakness, see “Item 15. Controls and Procedures — Internal Control over Financial Reporting.” in this annual report.

For more information, see Note 4 “Revision of Previously Issued Consolidated Financial Statements” to our audited consolidated financial statements included elsewhere in this annual report.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Our Organizational Structure

Adlai Nortye Ltd. is not a Chinese operating company, but is a Cayman Islands holding company. Our daily operations are conducted primarily through our operating subsidiaries in the United States and mainland China. Unless otherwise indicated or the context otherwise requires, “we,” “us,” “our company,” and “our” refer to Adlai Nortye Ltd., our Cayman Islands holding company and its subsidiaries, which include those in the U.S. and mainland China that conduct daily operations. Investors of our ADSs are purchasing equity securities of our Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries. The chart below sets forth our corporate structure and identifies our subsidiaries and their subsidiaries, as of the date of this annual report:

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

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Capital Contribution
Capital contributions from Adlai Nortye Ltd. (Cayman) to Adlai Nortye Pte Ltd. (Singapore)	17	—	—
Capital contributions from Adlai Nortye Ltd. (Cayman) to Adlai Nortye (Switzerland) AG (Swiss)	113	—	—
Capital contributions from Adlai Nortye Ltd. (Cayman) to Adlai Nortye USA Inc. (United States)	24,035	32,369	3,000
Capital contributions from Adlai Nortye (HK) Limited (Hong Kong) to its mainland China subsidiaries	19,394	10,826	23,600
Capital contributions from Adlai Nortye (HK) Limited (Hong Kong) to its non-mainland China subsidiaries	—	—	—
Capital contributions from Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye USA Inc.(US)	—	3,750	29,200
Intercompany Loan
Intercompany loans from Adlai Nortye Ltd. (Cayman) to ALPINE BIOSCIENCE LTD	—	—	35,300
Intercompany loans from Adlai Nortye Ltd. (Cayman) to Adlai Nortye (HK) Limited (Hong Kong)	10,900	8,350	3,400
Intercompany loans from Adlai Nortye Ltd. (Cayman) to Adlai Nortye Pte Ltd.(Singapore)	—	11,500	23,610
Intercompany loans from Adlai Nortye (HK) Limited (Hong Kong) to its mainland China subsidiaries	—	—	—
Intercompany loans from Adlai Nortye (HK) Limited (Hong Kong) to its non-mainland China subsidiaries	—	—	—
Intercompany loans from Adlai Nortye (HK) Limited (Hong Kong) to Adlai Nortye Pte Ltd. (Singapore)	750	—	—
Intercompany loans from Adlai Nortye Ltd. (Cayman) to our mainland China subsidiaries	—	—	—
Intercompany loans from Adlai Nortye Ltd. (Cayman) to Adlai Nortye USA Inc. (United States)	—	—	—
Intercompany loans from Adlai Nortye Ltd. (Cayman) to our non- mainland China subsidiaries	—	—	—
Intercompany loans from ALPINE BIOSCIENCE LTD to Adlai Nortye Pte Ltd.(Singapore)	—	—	35,290
Intercompany loans from Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye (Switzerland) AG (Swiss)	—	—	500
Intercompany loans from Adlai Nortye Pte Ltd. (Singapore) to Adlai Nortye Ltd. (Cayman)	—	12,280	—
Intercompany loans from Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye (HK) Limited (Hong Kong)	—	1,200	20,800
Intercompany loans from our mainland China subsidiaries to Adlai Nortye USA Inc. (United States)	—	—	—
Intercompany loans from Adlai Nortye Biopharma Co., Ltd to Shanghai Adlai Nortye Biopharma Co., Ltd	1,640	11,738	22,326
Intercompany loans from Adlai Nortye Biopharma Co., Ltd to Hangzhou Tangchuang Weilai Technology Co., Ltd	—	51	7
Intercompany loans repaid by Shanghai Adlai Nortye Biopharma Co., Ltd to Adlai Nortye Biopharma Co., Ltd	—	7,210	21,062
Intercompany loans repaid by Adlai Nortye (HK) Limited (Hong Kong) to Adlai Nortye Ltd. (Cayman)	—	355	—
Intercompany loans repaid by our mainland China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	18	—	—
Intercompany loans repaid by our non-mainland China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Intercompany loans repaid by our mainland China subsidiaries to Adlai Nortye Ltd. (Cayman)	—	—	—
Intercompany loans repaid by our non-mainland China subsidiaries to Adlai Nortye Ltd. (Cayman)	—	—	6,400
Intercompany loans repaid by Adlai Nortye USA Inc. (United States) to our mainland China subsidiaries	—	—	—
Intercompany loans repaid by Adlai Nortye USA Inc. (United States) to Adlai Nortye Ltd. (Cayman)	—	780	—
Dividend Distribution
Dividend distribution from our mainland China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Dividend distribution from our non-mainland-China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Dividend distribution from Adlai Nortye (HK) Limited (Hong Kong) to Adlai Nortye Ltd. (Cayman)	—	—	—
Dividend distribution from Adlai Nortye USA Inc. (United States) to Adlai Nortye Ltd. (Cayman)	—	—	—

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board, or the PCAOB, issued a Determination Report in December 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by the authorities in those jurisdictions. Our former auditor, Forvis Mazars, LLP (“Forvis Mazars”), and our current auditor, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), which are based in New York and Shanghai are currently subject to inspection by the PCAOB at least every two years. However, Forvis Mazars’ China affiliate and BDO are located in, and organized under the laws of, the PRC. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Joseph Biden of the United States. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. We cannot assure you that we will not be identified by the SEC under the HFCAA as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If we were so identified for two consecutive years, trading in our securities could in the future be prohibited under the HFCAA and, as a result, we cannot assure you that we will be able to maintain the listing of the ADSs on the Nasdaq Stock Market or that you will be allowed to trade the ADSs in the United States on the “over-the-counter” markets or otherwise. Should the ADSs become not listed or tradeable in the United States, the value of the ADSs could be materially affected. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China  — The ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.” for a detailed discussion.

Our Operations are subject to PRC Laws and Regulations

We face various legal and operational risks and uncertainties relating to our operation in China. We have substantial business operations located in mainland China and are subject to evolving PRC laws and regulations. Recently, the PRC government has indicated an intent to strengthen regulatory oversight over offerings that are conducted overseas and/or involve foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, including stringent enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We may be subject to the approval, filing or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. In terms of CSRC filings, according to the Trial Measures, among other things, a domestic company in mainland China that seeks to offer and list securities on overseas markets (either in direct or indirect means) shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures. Even though we have already completed the filing procedures with the CSRC for our historical issuance of securities in accordance with the Trial Measures, we may be required by the Trial Measures to file with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. However, we do not believe that approval of the cybersecurity review of the Cyberspace Administration of China, or the CAC is required under current PRC laws, regulations and rules at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security. However, we cannot affirm that PRC regulators share the same interpretation. Because these statements and regulatory actions are new and subject to change, it is uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange.

If we fail to obtain any requisite approvals with respect to future offerings of our securities to foreign investors, or if we inadvertently conclude that such approvals are required or not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ordinary shares. Furthermore, we cannot assure you that authorities of mainland China will not promulgate new laws to further regulate the listing of our securities, or impose new compliance obligations for us to maintain the listing of our securities. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ordinary shares may decline significantly, leading to a material adverse effect on the value of investments in our ordinary shares by investors. For risks relating to approval of the CSRC, the oversight of the CAC, and other PRC government authorities, please refer to “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China.”

As of the date of this annual report, we and our PRC subsidiaries have received from relevant PRC authorities all requisite licenses, permissions, approvals or certificates needed for operations in China, and no permission or approval has been denied. As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations or review initiated by any PRC regulatory authority, not has any of them received any inquiry, notice or sanction for the business operation, accepting foreign investment or listing on Nasdaq. We are required to continue to comply with the provisions of the laws, regulations and policies of mainland China for the operations of our subsidiaries in mainland China and we remain subject to the supervision of the relevant regulatory authorities of mainland China. However, since these statements and regulatory actions are newly published, it is uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on Nasdaq. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our business and operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our PRC subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

The PRC government has significant authority in regulating our operations and may influence our operations. The PRC government has recently indicated its intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China—The PRC government has significant authority to exert influence on our operations in mainland China.”

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in mainland China and that rules and regulations in the Chinese mainland can change quickly with little advance notice, could result in a material adverse change in our operations and the value of our securities. For more details, see “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in mainland China with little advance notice could materially and adversely affect us.”

A.  [Reserved]

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our securities could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under the relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks relating to our business

●	We have a limited operating history, have incurred net losses and anticipate that we will continue to incur net losses for the foreseeable future. We may not be able to generate sufficient revenue to achieve or maintain profitability.

●	Our business depends substantially on the success of our preclinical and clinical drug candidates. If we are unable to successfully develop drug candidates or experience significant delays in doing so, our business will be materially harmed.

●	We may encounter difficulties enrolling patients in our clinical trials.

●	AEs or undesirable side effects caused by our drug candidates could interrupt, delay, or halt clinical trials, delay or prevent regulatory approvals, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approvals.

●	Interim, “top-line” or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

●	We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours.

●	The regulatory approval processes of the FDA and other comparable regulatory authorities are uncertain and time-consuming and may evolve over time.

●	A fast track designation by the FDA, even if granted for any of our drug candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our drug candidates will receive marketing approval.

●	If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as innovative drug candidates, the time and cost we incur to obtain regulatory approvals may increase.

●	We may need to obtain additional financing to fund our drug development programs and commercialization efforts, which may not be available to us on acceptable terms, or at all.

●	We had a working capital deficiency as of December 31, 2022 and we cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future. Further, there is substantial doubt about whether the Company can continue as a going concern, which may require substantial additional funding in the future. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

●	Raising additional capital may cause dilution to the interests of our shareholders, restrict our operations, or require us to relinquish rights to our technologies or drug candidates.

●	We have relied and will continue to rely on third parties to manufacture our drug candidates in the foreseeable future.

●	We may seek and form strategic alliance, collaboration, or licensing arrangements for the development of drug candidates in the future, which may not achieve the anticipated benefits to or even negatively impact our business.

●	We may rely on certain third parties for some of our clinical development activities, which could delay or limit the future development or regulatory approval of our drug candidates.

●	Our success depends upon our and our business partners’ ability to obtain and maintain intellectual property protection for our drug candidates and technologies.

●	We are exposed to risks of conducting our business and operations in international markets.

●	We may be involved in lawsuits, claims, administrative proceedings, or other legal proceedings against us, which could adversely affect our business, financial condition, results of operations, and reputation.

●	We may face force majeure risks.

Risks relating to our operation in the People’s Republic of China

●	We have the majority of our operations in China and are subject to evolving PRC laws and regulations. Recently, the PRC government has indicated an intent to strengthen regulatory oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice. We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with our offshore offerings under PRC laws, regulations, and rules.”

●	The CAC has recently increased oversight over data security, particularly for companies seeking to list on a foreign exchange. We believe the impact of the CAC’s increasing oversight on our business is immaterial. However, the implementation and interpretation of the Revised CAC Measures, and the decision as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Revised CAC Measures, will be determined on an ad hoc basis depending on the facts and circumstances, the uncertainties of which may adversely affect us. See ” Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — The impact of the CAC’s increasing oversight over data security remains highly uncertain, particularly for China-based companies seeking to list on a foreign stock exchange.”

●	Our substantial operations are located in mainland China. Accordingly, we may be influenced to a significant degree by political, economic and social conditions in China generally. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — We may be influenced by changes in the political and economic policies of the PRC government.”

●	Our operations in mainland China are governed by PRC laws and regulations. The uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations and the fact that rules and regulations in mainland China can change quickly with little advance notice could materially and adversely affect us. See “Risk Factors — Risks relating to our operation in the People’s Republic of China — Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in mainland China with little advance notice could materially and adversely affect us.”

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In such events, our securities could decline in value or become worthless. See “Risk Factors — Risks Relating to our operation in the People’s Republic of China — The PRC government has significant authority to exert influence on our operations in mainland China.”

●	Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the ADSs.

●	We are also subject to other risks and uncertainties in relation to PCAOB inspection. We cannot assure you that we will not be identified by the SEC under the HFCAA, as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCAA and, as a result, we cannot assure you that we will be able to maintain the listing of the ADSs on the Nasdaq Stock Market or that you will be allowed to trade the ADSs in the United States on the “over-the-counter” markets or otherwise. Should the ADSs become not listed or tradeable in the United States, the value of the ADSs could be materially affected. See “Item 3. Key Information—D. Risk Factors — Risks Relating to our operation in the People’s Republic of China — the ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.”

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	We face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries.

Risks relating to the ADSs

●	The trading price of our ADSs may be volatile regardless of our operating performance, which could result in substantial losses to you.

●	ADS holders do not have the same rights as our shareholders.

●	Owners or holders of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Relating to Our Business

Our business depends substantially on the success of our preclinical and clinical drug candidates. If we are unable to successfully develop drug candidates or experience significant delays in doing so, our business will be materially harmed.

Our business will depend on the successful development, regulatory approvals, and commercialization of our drug candidates. Our drug candidates are still in preclinical and clinical development. We cannot guarantee that we will be able to obtain regulatory approvals for our drug candidates in a timely manner, or at all. None of our drug candidates has been approved for marketing in the U.S., Europe, China, or any other jurisdiction. Each of our drug candidates will require additional clinical development, regulatory approvals, development of manufacturing supply and capacity, substantial investment, and significant marketing efforts before we generate any revenue from product sales. Further, we are not in control of any clinical trials conducted by our licensors or sublicensors for obtaining regulatory clearance and they may be driven by strategical goals or concerns that do not align with ours. If our licensors or sublicensors fail to obtain regulatory approvals for those drug candidates in jurisdictions where they reserve their rights, if any, it would be more difficult for us to obtain regulatory approvals from the regulatory authorities in other jurisdictions where we have exclusive rights to develop the drug candidates for regulatory approvals.

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

Clinical trials are expensive and difficult to design and implement and can take many years to complete, and their outcomes are inherently uncertain. Our research and development expenses amounted to US$54.5 million, US$58.2 million and US$44.9 for the years ended December 31, 2022, 2023 and 2024, respectively. With our further exploration of potential new drug candidates and indication expansion of our current drug candidates, we may need more capital to support our R&D activities. If we are unable to obtain sufficient capital resources in a timely manner, our clinical process may be adversely impacted. We could also face difficulties due to any number of reasons including, but not limited to, regulatory delay, complexities of analytical testing technology, shortage of clinical trial material supply, and health epidemics.

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

We have applied and will apply for our own patents with claims covering our technologies, processes, and drug candidates. Additionally, we have also licensed patent rights from third parties for some of our pipeline products, including AN2025 from Novartis and AN0025 from Eisai. There can be no assurance that each patent eligible subject matter has been or will be applied for patent protection, the claims of any existing or future patent application that we or our partners file will be issued as a patent, or that the protection scope of a patent will be broad enough to exclude others from making, using, or selling our existing or future drug candidates or drugs similar or identical to those drug candidates. There is also no guarantee that the patent protection scope of a subject matter will be the same in all jurisdictions where patent applications have been filed. We also rely on trade secrets to protect aspects of our business, especially where we or our partners do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect and even with trade secret protection, companies may be able to independently develop equivalent knowledge, methods, and know-how. As a result, in countries where we or our partners have not sought and do not seek patent protection, third parties may be able to manufacture and sell products we commercialize in the future without our permission, and we may not be able to stop them from doing so, even if our products are protected by trade secrets.

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

Third parties may also allege that we misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research or development, or with respect to the sale, use or manufacture of the compounds we have developed, in-licensed, or are developing. Such third parties might resort to litigation against us or our licensors or other parties we have agreed to indemnify based on either existing intellectual property or intellectual property that arises in the future.

We may fail to identify potential intellectual property related risks and take precautions.

It is possible that we or our licensors failed to identify, or may in the future fail to identify, relevant patents or patent applications held by third parties with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our drug candidates. Because patent applications can take many years to issue, there may be pending patent applications that we are not aware of and which may later result in issued patents that our drug candidates may infringe. In addition, third parties may obtain patents in the future and claim that development or commercialization of our drug candidates infringes upon these patents. We or our licensors also may incorrectly conclude that third party patents are invalid or that our activities do not infringe, misappropriate, or otherwise violate a third party’s intellectual property.

If a competent court holds that our drug candidates, their manufacturing process, or any intermediate products during the manufacturing process fall into the protection scope of a patent owned by a third party, the patent holder may be able to prevent us from manufacturing such drug candidate unless we obtain a license under the applicable patents, design around the patent, or until such patents expire or they are held invalid or unenforceable. Similarly, if a competent court holds that our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods fall within the protection scope of a patent owned by a third party, the patent holder may be able to block the development and commercialization of the applicable drug candidate unless we obtain a license, limit our uses, design around the patent, or until such patent expires or is held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property.

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

The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or otherwise interpreted narrowly. Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer adequately cover and protect our drug candidates. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our or our licensor’s ability to enforce such claims against the defendant and others. Additionally, during an intellectual property litigation proceeding, there will be substantial amount of discovery required in connection with the litigation. As a result, there is a risk that some of our confidential information could be compromised by disclosure.

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

In China, intellectual property laws are constantly evolving and efforts have been made to improve intellectual property protection. For example, on October 17, 2020, the Standing Committee of the National People’s Congress of PRC promulgated the amended Patent Law of the PRC (2020 Revision), which took effect since June 1, 2021. It regulates a patent linkage for pharmaceutical patents and approves the patent term extension for eligible innovative pharmaceutical patents. While implementing rules for obtaining and calculating patent term extensions specified in the Implementation Rules of the Patent Law of the PRC and the Patent Examination Guidelines which came into effect since January 20, 2024, uncertainties remain regarding how to successfully secure sufficient patent term extensions or at all for our patents or patents we in-licensed. Also, if a third party obtains patent term extension for its patent and our drug candidates fall within the protection scope, we are required to delay commercialization for an extended period of time. Therefore, we cannot guarantee that these changes or any future changes to PRC intellectual property laws would not have a negative impact on our intellectual property protection.

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

The Patent Law of the PRC (2020 Revision) provides a patent linkage system, pursuant to which the patent holder or a party of interest can resolve potential patent infringement disputes before a follow-on drug receives marketing approval. Depending on the outcome of the disputes, the National Medical Products Administration (“NMPA”) will decide whether to delay approval of such follow-on applications. There are certain implementation rules and interpretations for the patent linkage system, such as Measures for the Implementation of Early Resolution Mechanisms for Drug Patent Disputes (Trial) published by NMPA and the CNIPA and took effect from July 4, 2021, and Provisions on Several Issues Concerning the Application of Law in the Trial of Patent Civil Cases Involving Drug Marketing Review and Approval of Patent (Draft for Solicitation of Comments) published by Supreme People’s Court on October 29, 2020. Since July 2021, China’s patent linkage system has been fully operational, allowing pharmaceutical patent disputes to be resolved before generic drug approval. Additionally, the CNIPA has started granting patent term extensions for eligible pharmaceutical patents, with further details outlined in the revised Implementing Regulations of the Patent Law, which took effect on January 20, 2024. However, uncertainties remain regarding the implementation of data exclusivity, as relevant regulations are still under consideration and have yet to be finalized. Implementation Rules for Drug Regulatory Data Protection (Trial) (Draft for Solicitation of Comments) and Procedures for Drug Regulatory Data Protection (Draft for Solicitation of Comments) were published by NMPA on March 19, 2025, and as of the date of this annual report, such legislation has not yet come into effect. In view of the uncertainty of the newly established patent linkage system and the absence of fully developed regulations for data protection, a lower-cost generic drug can emerge onto the market much more quickly than in the U.S.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

The registered and unregistered trademarks or trade names that we own or in-license are valuable assets and may be challenged, infringed, circumvented, declared generic, lapsed, or determined to infringe on or dilutive of other marks. We may not be able to protect and maintain our rights to these trademarks and trade names, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. Sometimes, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. As of December 31, 2024, we had trademarks in the progress of registration and are subject to the risk of limited trademark protection. If we delay or fail to complete the registration of our trademarks, if third parties succeed in registering or developing common law rights in trademarks similar or identical to our trademarks and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our products. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names against us. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

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

In addition, some of our drug candidates are still considered as emerging and relatively novel therapeutics for treating cancer. Their mechanisms of action are yet to be thoroughly understood, and side effects have been observed in clinical studies and reported by medical practitioners in connection with their usage in patients. For example, the FDA, NMPA, EMA, or other comparable authorities could order us to suspend or terminate our studies or to cease further development of or deny approval of our drug candidates. Any drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete trials or may result in potential product liability claims, which could prevent us from obtaining regulatory approvals or achieving or maintaining market acceptance of a particular drug candidate.

Interim, “top-line” or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose top-line or preliminary data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line or preliminary data should be viewed with caution until the final data is available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Disclosure of interim data by us or by our competitors could also result in volatility in the price of the ADSs.

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

We have conducted clinical trials for our drug candidates in Spain, Germany, France, Italy, Belgium, Hungary, Poland, Russia, the United Kingdom, Argentina, Canada, the North America, Australia, South Korea, Japan, Taiwan, Hong Kong and the mainland China, and may in the future conduct clinical trials for our drug candidates in other foreign jurisdictions outside the U.S. The acceptance of trial data from clinical trials conducted outside the U.S. by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the U.S. are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Otherwise, for studies that are conducted at sites outside of the U.S. and not subject to an IND and which are intended to support a marketing application (but which are not intended to serve as the sole basis for marketing approval), the FDA requires the clinical trial to have been conducted in accordance with GCP requirements and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many regulatory bodies, such as NMPA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA, or any similar foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

We have relied on and will continue to rely on third parties to manufacture our drug candidates in the foreseeable future.

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

Disruptions at the FDA and other government agencies caused by funding shortages or workforce reductions could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified drugs from being developed, approved or commercialized in a timely manner or at all.

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

Furthermore, recent mass layoffs in early April at the FDA, while stated to exclude drug, medical device, and food reviewers or inspectors, are expected to slow down drug and device reviews, reduce inspection capacity, and potentially delay the drug development and approval process. These changes may impair the FDA’s ability to perform routine functions effectively, leading to longer average review times. As a result, we might fail to secure timely regulatory approval for our drug candidates, which would significantly harm our business, results of operations and prospects.

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

Under the accelerated approval program, the FDA may grant accelerated approval to a drug candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the drug candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking accelerated approval for any of our drug candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an IND or BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to apply for an accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our drug candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our drug candidate would result in a longer time period to commercialization of such drug candidate, could increase the cost of development of such drug candidate and could harm our competitive position in the marketplace.

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

If safety, efficacy, or other issues arise with any drug or medical product used in combination with or to facilitate the use of our drug candidates, we may be unable to market such drug candidates or may experience significant regulatory delays.

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

In March 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to this new regulation, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. If and to the extent our research and development of drug candidates will be subject to this new rule and any relevant laws as required by the relevant government authorities, we cannot guarantee that we can always obtain relevant approvals for sending scientific data (such as the results of our preclinical studies or clinical trials conducted within China) abroad. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under this new regulation, we may be subject to fines and other administrative penalties imposed by those government authorities.

We have a limited operating history, have incurred net losses and anticipate that we will continue to incur net losses for the foreseeable future. We may not be able to generate sufficient revenue to achieve or maintain profitability.

Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate sufficient efficacy or safety to gain regulatory or marketing approvals or become commercially viable. Previously, we have financed our activities primarily through proceeds from private equity and debt financings. We have not generated any revenue from commercial product sales, and continue to incur significant upfront licensing fees, milestone payments, and other fees under existing in-license agreements, as well as research and development expenses and other expenses related to our ongoing operations. In addition, we issued a series of preferred shares to investors and recorded these financial instruments as financial liabilities at FVTPL. On September 29, 2023, such preferred shares had been automatically converted into our Class A ordinary shares upon the closing of our initial public offering. As a result, we are not profitable currently and have incurred net losses. Our net loss was US$58.8 million, US$109.2 (revised) million and US$51.9 million for the years ended December 31, 2022, 2023 and 2024, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs, financial liabilities at FVTPL, and from general and administrative costs associated with our operations.

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

Our operations have consumed substantial amounts of cash. We recorded net cash outflow from operating activities of US$43.2 million, US$56.7 million and US$51.8 million for the years ended December 31, 2022, 2023, and 2024, respectively.

Based on our current operating plan, we believe that our current cash and cash equivalents and cash expected to be received from potential future NDA and potential future financing activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, from time to time experience net cash outflows from our operating activities for the foreseeable future, and require additional cash resources to meet our continued operating cash requirements in the future. We expect our expenses to increase in connection with our ongoing activities, particularly as we advance the clinical development of our drug candidates, initiate additional clinical trials of these and other future drug candidates, and seek regulatory approvals for them.

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

We had a working capital deficiency as of December 31, 2022 and we cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future. Further, there is substantial doubt about whether the Company can continue as a going concern, which may require substantial additional funding in the future. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

We cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future, which could expose us to liquidity risks. We had net current assets of US$51.5 (revised) million and US$18.7 million as of December 31, 2023 and 2024. In addition, we had net liabilities of US$241.3 million, net assets of US$75.0 (revised) million and US$25.5 million, as of December 31, 2022, 2023 and 2024, respectively. Our net current liabilities position and deficit position were in part due to the accounting treatment of our preferred shares, which were classified as financial liabilities in accordance with IFRSs. Such preferred shares were automatically converted into shares upon completion of our initial public offering, at which time our working capitals turned into net current asset position and net asset position. However, there can be no assurance that we will not experience liquidity problems in the future.

Our audited consolidated financial statements for the year ended December 31, 2024 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2024. Therefore, we will need, among other things, additional capital resources. Our continuation as a going concern is dependent upon the ability to raise financing from third parties and generating revenues from operations. There is no assurance that we will be successful in doing so. If we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected.

Our results of operations, financial conditions, and prospects may be adversely affected by fair value changes and credit risk associated with our financial assets at FVTPL.

As of December 31, 2022, 2023 and 2024, we recorded financial assets at FVTPL of US$21.3 million, US$7.0 thousand and US$7.0 thousand, respectively. Our financial assets at FVTPL represented wealth management products purchased from commercial banks in the PRC and Hong Kong. As these wealth management products were not traded in active markets, their fair values were determined based on the expected rate of return on our investment. The valuation involves the exercise of professional judgment and the use of certain bases, assumptions and unobservable inputs. As a result, such treatment of carrying amounts of our financial assets measured at FVTPL may cause significant volatility in or materially and adversely affect our financial condition and results of operations.

Share-based payment may cause shareholding dilution to our existing shareholders and potentially have a material and adverse effect on our financial performance.

We adopted employee incentive plans for the benefit of our employees as remuneration for their services provided to us to incentivize and reward the eligible persons who have contributed to the success of our company. For the years ended December 31, 2022, 2023 and 2024, we incurred share-based payment expenses of US$6.1 million, US$4.3 million and US$2.5 million, respectively. To further incentivize our employees to contribute to us, we may grant additional share-based compensation in the future. Issuance of additional shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

Prior to our initial public offering, we were a private company with limited reporting and accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For details of these material weaknesses, see “Item 15. Controls and Procedures — Internal Control over Financial Reporting.” We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Item 15. Controls and Procedures.” However, we cannot assure you that these measures will fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

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

Healthcare providers, physicians, and others play a primary role in recommending and prescribing any products for which we obtain regulatory approvals. If we obtain the FDA, NMPA, EMA, PMDA, or other comparable regulatory authorities’ approval for any of our drug candidates and begin commercializing those drug products in the U.S., China, Europe, Japan or other applicable jurisdictions, our operations may be subject to various fraud and abuse laws of such jurisdictions, including, without limitation, the PRC Anti-Unfair Competition Law, the PRC Criminal Law, the Federal Anti-Kickback Statute, the Federal False Claims Act, and transparency laws and regulations with respect to drug pricing and transfers of value made to physicians and other licensed healthcare professionals. These laws may impact, among other things, our proposed sales, marketing, and education programs. In the U.S., such laws include:

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

In the U.S. and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which resulted in a number of changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

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

We maintain insurance policies that are required under PRC laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. Our principal insurance policies cover losses arising from liabilities in our human clinical trials for the development of our clinical-stage drug candidates in the United States, the United Kingdom, Poland, France, Spain, Germany, Italy, Belgium, Hungary, Russia, Argentina, Canada, the North America, Australia, South Korea, Japan, Taiwan, Hong Kong and the mainland China. We have elected not to maintain certain types of insurances, such as business interruption insurance or key-man insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources and may negatively impact our drug development and overall operations.

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

In addition, we could be subject to risks caused by misappropriation, misuse, leakage, falsification, or intentional or accidental release or loss of information maintained in the information systems and networks of us and our vendors. Moreover, outside parties may attempt to penetrate our systems or those of our vendors or fraudulently induce our personnel or the personnel of our vendors to disclose sensitive information in order to gain access to our data and/or systems. Like other companies, we may experience threats to our data and systems, including malicious codes and viruses, phishing, and other cyberattacks. If a material breach of our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed, our reputation and credibility could be damaged, and significant amounts of money and other resources could be required to expend on the repair or replacement of information systems or networks. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation involving privacy issues related to data collection and use practices, and other data privacy laws and regulations. The development and maintenance of systems and controls for preventing, identifying, and mitigating threats are costly and require ongoing monitoring and updating. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

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

In the past, local governments in mainland China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local business. We recorded government grants of approximately US$2.1 million, US$3.3 million and US$2.8 million for the years ended December 31, 2022, 2023 and 2024. The local governments have discretion in deciding the timing, amount, and criteria of government financial incentives and thus we cannot predict with certainty whether or how much financial incentive will be granted to us even if we apply for such funding. We generally do not have the ability to influence local governments in making these decisions. Government authorities may also decide to reduce or eliminate incentives or may amend or terminate the relevant financial incentive policies at any time. In addition, some of the government financial incentives are granted to us on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific projects therein. We cannot guarantee that we will satisfy all relevant conditions, and if we fail to satisfy any such conditions, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us.

Risks relating to our operation in the People’s Republic of China

The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong and Macau which operate under different sets of laws from those of mainland China. However, there can be no assurance as to whether the government of Hong Kong or Macau will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong or Macau in the future.

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

As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to new laws and regulations applying to our operations.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a CIIO and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of one hundred thousand individuals or sensitive personal information of ten thousand individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the previous year, and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. On February 22, 2023, the CAC issued the Measures on the Standard Contract for Outbound Data Transfer of Personal Information, or Personal Information Outbound Transfer Standard Contract Measures, which came into effect on June 1, 2023, and provide for circumstances where personal information processors may transfer personal information abroad by entering into a standard contract, and stipulated detailed compliance requirements.

On February 12, 2025, the Administrative Measures on Personal Information Protection Compliance Audits, or the Measures on Compliance Audits was promulgated by the CAC, which will take effect on May 1, 2025. According to the Measures on Compliance Audits, “personal information protection compliance audits” means the examination and evaluation of whether the personal information processing activities by the personal information processors comply with laws and administrative regulations, and personal information processors who process the personal information of more than 10 million people shall conduct personal information protection compliance audits at least once every two years. Furthermore, the Measures on Compliance Audits enumerate the key focus when conducting “personal information protection compliance audits”.

On March 22, 2024, the Provisions on Regulating and Promoting Cross-border Data Transfer, or the Provisions on Cross-border Data Transfer, was proposed by the CAC and became effective, aiming to further regulate and facilitate the legal and orderly transfer of data. The Provisions on Cross-border Data Transfer clarify the circumstances where compliance requirements (such as data outbound transfer security assessment, the execution of personal information outbound transfer standard contract or personal information protection certification) are waived, and the circumstances where such compliance requirements shall be performed, in response to the confusion of various enterprises in practice.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Cybersecurity Review Measures (2020), which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. In addition, the administration departments for each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

On December 28, 2021, the CAC, the National Development and Reform Commission, or NDRC, the Ministry of Industry and Information Technology, or MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, or the Revised CAC Measures, which took effect on February 15, 2022 and replaced the Cybersecurity Review Measures (2020). Pursuant to the Revised CAC Measures, critical information infrastructure operators procuring network products and services, and online platform operators (as opposed to “data processors” in the Draft Management Regulation) carrying out data processing activities which affect or may affect national security, shall conduct a cybersecurity review pursuant to the provisions therein. In addition, online platform operators possessing personal information of more than one million users seeking to be listed in foreign country must apply for a cybersecurity review.

Furthermore, on September 24, 2024, Measures on Network Data Security Management was promulgated, which took effect on January 1, 2025. The regulations regulate network data processing activities, ensure network data security, and promote the lawful, reasonable, and effective use of network data.

As of the date of this annual report, we have not received any notice from any PRC regulatory authority identifying us as a “critical information infrastructure operator,” “online platform operator” or “data processor,” or requiring us to go through the cybersecurity review procedures pursuant to the Revised CAC Measures or other laws and regulations related to privacy, data protection and information security. According to the Revised CAC Measures, we do not expect ourselves to become subject to cybersecurity review by the CAC given that: (i) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons. Based on the above and the information currently available, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this annual report.

However, the implementation and interpretation of these laws and regulations regarding data privacy and cybersecurity, and the decision as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to these laws and regulations, are still uncertain since these laws and regulations in China are relatively new and quickly evolving. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the Revised CAC Measures or other laws and regulations related to privacy, data protection and information security.

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

Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in mainland China with little advance notice, could materially and adversely affect us.

Our operations in mainland China are governed by PRC laws and regulations. Our operating subsidiary in the PRC, Hangzhou Adlai, is a foreign-invested enterprise, or FIE, and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but do not have binding authority. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

PRC government may regulate our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law issued on July 6, 2021 emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions propose to take effective measures, such as promoting the establishment of regulatory frameworks, to deal with the risks and incidents facing mainland China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. Official guidance and interpretation of these opinions are absent in several material respects at this time. has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/ or foreign investment in China-based issuers.

Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China can change quickly with little advance notice. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

The PRC government has significant authority to exert influence on our operations in mainland China.

The PRC government has significant authority to exert influence on our operations in mainland China. Therefore, uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

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

In addition, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the PRC government authorities published the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments.

Since these regulations are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

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

Our former auditor, Forvis Mazars, and our current auditor, BDO, the independent registered public accounting firms that issued the audit reports in this annual report, as auditors of companies that are traded publicly in the United States and as firms registered with the PCAOB are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Forvis Mazars and BDO are based in New York and Shanghai, respectively, and are currently subject to inspection by the PCAOB at least every two years. However, Forvis Mazars’s China affiliate and BDO are located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

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

On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Joseph Biden of the United Sates. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

Given the current question as to how “retain” should be understood for purposes of the HFCAA, we cannot assure you that we will not be identified by the SEC as an issuer that has retained an auditor that has a branch or office that is located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction as a result of the fact that the auditor of our China affiliates is located in, and organized under the laws of, the PRC. In addition, there can be no assurance that, if we have a “non- inspection” year, we will be able to take remedial measures in response thereto. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCAA, so we cannot assure you that we will be able to maintain the listing of the ADSs on the Nasdaq or that you will be allowed to trade the ADSs in the United States on the “over-the-counter” markets or otherwise. Should the ADSs not be listed or tradeable in the United States, the value of the ADSs could be materially affected.

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

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our company. Holders of the ADSs, subject to the terms of the deposit agreement, will receive notice in the event of an amendment that prejudices a substantial existing right or a termination. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The deposit agreement may be terminated at any time upon prior written notice. Upon the termination of the deposit agreement, our company will be discharged from all obligations under the deposit agreement, except for our obligations to the depositary thereunder.

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

Based on current estimates of our gross income and the value of our gross assets (including goodwill) and the manner in which we conduct our business, we do not believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (after taking into account the income and assets of subsidiaries in which it owns at least a 25% interest by value), (i) at least 75% of its gross income is “passive” income, such as interest and income from financial investments (the “income test”) or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce or are held to produce passive income (the “asset test”). For purposes of the asset test, any cash, and cash equivalents (such as bank deposits) will count as passive assets, and goodwill should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. With certain exceptions, we do not currently generate any income from our primary business, and our gross income is currently comprised primarily of interest and other investment income (which is passive) and governmental grants (which is likely to be active income). Therefore, our PFIC status under the income test for any taxable year in which we do not generate significant income from our primary business, including the current taxable year, will likely depend on the relative amounts of government grants and the Option Grant Fee against the amounts of interest and other passive income we earn. The receipt of governmental grants is subject to various conditions and there can be no assurance that we will continue to receive governmental grants in future taxable years or as to the amount of governmental grants that we will receive in any taxable year. Additionally, the Option Grant Fee is not a reoccurring payment in future taxable years. Further, we will hold a substantial amount of cash and cash equivalents following the offering and while we continue to do so, our PFIC status for any taxable year will depend on the value of our goodwill. The value of our goodwill may be determined, in large part, by reference to the market price of our ADSs, which is likely to be volatile given the nature of our business and the current market conditions. Therefore, we could be a PFIC for any future taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents, or if the gross income that we and our subsidiaries earn from investing the portion of cash raised in our initial public offering and the concurrent private placement is substantial in comparison with the gross income from our business operation. Accordingly, we cannot assure you that we will not become a PFIC for the current or any future taxable year.

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

Our ultimate holding company was incorporated in the Cayman Islands in May 2018 to facilitate offshore financing activities, and our daily operations are conducted primarily through our operating subsidiaries in the United States and mainland China. Between January 2018 and June 2022, Alpine Bioscience Ltd, Adlai Nortye Pte. Ltd., Adlai Nortye (HK) Limited, and Adlai Nortye (Switzerland) AG were incorporated in the British Virgin Islands, Singapore, Hong Kong, and Switzerland as our intermediary holding entities. In March 2019, Adlai Nortye (HK) Limited acquired entire equity interests in Adlai Nortye Biopharma Co., Ltd. from its then shareholders and Adlai Nortye Biopharma Co., Ltd. became a wholly owned subsidiary of our ultimate holding company.

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

B.  Business Overview

Overview

We are a global clinical-stage biotechnology company focused on the discovery and development of innovative cancer therapies for patients across the spectrum of tumor types. Our mission is to transform deadly cancer into a chronic and eventually curable disease. We are now developing multiple innovative antitumor drug candidates by leveraging our deep knowledge of cancer biology, as well as significant global R&D and clinical execution capabilities. These drug candidates are currently undergoing clinical trials, many of which are conducted in collaboration with multinational pharmaceutical companies to fully realize their commercialization potential on a global scale. Our combination therapy strategy is directed towards the systematic activation of the immune system through a combination of multiple drugs, aiming to enhance the clinical benefit by achieving superior efficacy and safety while overcoming drug resistance.

We have identified and developed a robust pipeline. Our most advanced program is our lead product AN2025, a pan-phosphoinositide 3-kinase (“PI3K”) inhibitor that is designed to act against solid tumors. AN2025 is currently undergoing a Phase III, multi-regional, randomized, open-label clinical trial for the treatment of recurrent or metastatic HNSCC after anti-programmed death-1 (“PD-1”) or its ligand (“PD-L1”) treatment in more than 180 sites in 18 jurisdictions covering North America, Europe, Asia, and South America. We completed the patient enrollment of this trial in November 2023. We believe that AN2025, if approved, has the potential to be first-to-market, and is currently the only drug candidate in active Phase III clinical trial targeting recurrent or metastatic HNSCC patients after progression on prior anti-PD-1/PD-L1 therapy, potentially addressing a global unmet medical need. AN4005, an oral small molecule PD-L1 inhibitor, is currently being studied in an expansion phase of Phase I clinical trial, with the primary objective of evaluating the safety and efficacy of AN4005 in PD-(L)1 treatment-naïve patients. We have completed the dose escalation phase in 2024 and presented the preliminary results at the 2024 Society for Immunotherapy of Cancer (“SITC”) meeting. AN8025, a multifunctional antibody as T cell and antigen-presenting cell (“APC”) modulator, is currently under IND enabling stage and we expect to submit an IND filing in mid-2025. AN9025, an oral small molecule pan-RAS(ON) inhibitor, is currently under IND enabling stage and we expect to submit an IND in the second half of 2025.

Through our multi-national R&D centers established in New Jersey and Hangzhou, we execute our global vision for drug development innovation. The geographic span of our R&D footprint empowers us to more effectively identify and develop novel early-stage programs, as well as recruit top R&D talents from the U.S. and China. We have assembled a management team and a scientific advisory board with industry leaders and influential scientists, who provide international and strategic guidance to our R&D, business development and operational teams. In addition to building our own R&D capabilities, we continue to seek and secure partnerships with leading multi-national pharmaceutical companies to fully realize the potential of our pipeline programs. We believe our partnerships validate our clinical expertise and reflect confidence in our ability to deliver on our development and commercialization capabilities across a versatile pipeline.

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

AN2025 is a widely studied molecule with Novartis alone having sponsored 40 clinical trials on over 4,200 patients across a variety of cancers. These studies include a Phase II trial that demonstrated that the combination of AN2025 with paclitaxel achieved a superior median overall survival (“mOS”), and significant improvements in median progression-free survival (“mPFS”) and overall response rate (“ORR”) compared to the control group in recurrent or metastatic HNSCC after disease progression with platinum-based chemotherapy. In July 2016, AN2025 was granted Fast Track designation by the FDA for the treatment of recurrent or metastatic HNSCC with disease progression on or after platinum-based therapy. We completed patient enrollment of the Phase III trial in November 2023, enrolling 487 patients in more than 180 sites around the world, spanning over 18 markets in North America, Europe, Asia, and South America. We expect to release the topline results of the Phase III clinical trial in the second quarter of 2025. Provided the OS benefit results, we expect to submit the NDA to the FDA in the second half of 2025, followed by further marketing approval applications to NMPA, European Medicines Agency (“EMA”), Pharmaceuticals and Medical Devices Agency (“PMDA”) and other authorities.

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

Following the completion of the Dose-Escalation Phase and a preliminary food-effect cohort, the trial has now advanced to the Expansion Phase, evaluating two doses of AN4005 in checkpoint inhibitor-naïve patients. Preliminary results from the Dose-Escalation Phase, presented at SITC 2024, demonstrated that AN4005 exhibits favorable safety and tolerability in patients with advanced tumors. Encouraging preliminary efficacy was observed in a tumor type known to respond to anti-PD-(L)1 therapy, supporting further investigation in anti-PD-(L)1-naïve populations.

The strategic value of AN4005, as an oral small-molecule anti-PD-L1 inhibitor, lies in its potential for maintenance/adjuvant settings, where patients who have completed definitive therapy (e.g., surgery, chemotherapy, or radiation) could benefit from a convenient oral regimen. Additionally, its oral administration enables combination with other oral agents, such as our pan-RAS(ON) inhibitor AN9025.

Our preclinical programs

AN8025, a multifunctional antibody as T cell and antigen-presenting cell (“APC”) modulator

AN8025 is a first-in-class, tri-specific antibody fusion protein, discovered and developed in-house. This molecule features a clinically validated PD-L1 blocking antibody as its core, with an N-terminally fused LAG-3 protein and a C-terminally fused CD86 protein. Its mechanism is based on enhanced immune activation by simultaneously stimulating antigen-presenting cells (APCs) and T cells, leading to superior in-vitro and in-vivo efficacy. The preclinical data of AN8025 will be presented at the 2025 annual meeting of the American Associated for Cancer Research (“AACR”). We anticipate submitting the IND application by mid-2025. The strategic value of AN8025 lies in its potential to overcome checkpoint inhibitor (CPI) resistance and enhance the efficacy of PD-L1-targeted therapies, particularly in CPI-naïve patients with tumors where anti-PD-L1 monotherapy shows limited benefit, such as triple-negative breast cancer (“TNBC”) and small cell lung cancer (“SCLC”).

AN9025, an oral small molecule pan-RAS(ON) inhibitor

AN9025 is an orally bioavailable, highly potent pan-RAS(ON) inhibitor, discovered and developed in-house. This small molecule functions by forming a tri-complex with cyclophilin A (CypA) and the RAS(ON) protein, effectively inhibiting downstream signaling pathways across a broad range of RAS mutants. AN9025 demonstrates superior potency compared to a clinical benchmark pan-RAS(ON) inhibitor sharing the same mechanism of action, driving potent and broad-spectrum anti-tumor activity in both in vitro and in vivo models. The preclinical results of AN9025 will be presented at the 2025 AACR annual meeting. We anticipate submitting the IND application in the second half of 2025. AN9025 represents a transformative global opportunity in oncology by targeting RAS mutations - among the most prevalent oncogenic drivers worldwide, implicated in over 200,000 annual cases in the U.S. alone and a significant share of lung, colorectal, pancreatic and other cancers globally.

Other Pipelines

AN0025: a tumor microenvironment modulator

AN0025, in-licensed from Eisai, is a small molecule EP4 antagonist designed to modulate the tumor microenvironment. It is designed to block the prostaglandin E2 (“PGE2”)-EP4 signaling pathway to inhibit PGE2-mediated immunosuppression in cancer patients. The development strategy for AN0025 has been adjusted to focus on its use as a chemoradiation modulator. Our approach relies on investigator-initiated studies to generate proof-of-concept (“PoC”) data in a cost-effective manner, with an emphasis on locally advanced rectal cancer and esophageal cancer. This strategic shift aims to optimize resource allocation while advancing clinical validation in key tumor types.

Our company history and team

We rebranded in 2016 as Adlai Nortye Biopharma and began development activities focusing on the discovery and development of innovative cancer therapies, after originally incorporating in 2004. We have assembled an experienced management team consisting of successful entrepreneurs and industry veterans. Our success largely stems from management’s leadership and industry expertise, covering the full spectrum of the cancer therapy development process, from design and execution of preclinical and clinical studies to the regulatory process and commercialization.

Our management team has more than 100 cumulative years of industry experience and a proven track record in innovative drug research, clinical development and commercialization. Our founder, chief executive officer, and chairman of our board of directors, Mr. Yang Lu is a successful entrepreneur who brings expertise across the domains of business development, operations, and management. Our president, Dr. Kaiyang Tang, has deep experience in global clinical operations and regulatory affairs in the pharmaceutical industry, and has served as a clinical leader in a number of companies, including Pfizer, Generon (Shanghai) Corporation Ltd. and Hutchison MediPharma Ltd. Our head of research and development, Dr. Archie Tse, previously served as the Chief Scientific Officer, Senior Vice President, Head of Research and Early Clinical Development, and Head of CMC Department of CStone Pharmaceuticals. Before that, Dr. Tse held leadership positions in multinational companies, including MSD and Daiichi-Sankyo.

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

Although still a first-line treatment for some types of cancer, often chemotherapy cannot effectively control progression of advanced cancer and causes side effects significantly affecting the quality of patients’ lives, which necessitates research and development of new therapies for cancer treatments. After a long process of historical development, the field of cancer treatment has advanced rapidly in recent decades, leading to more advanced treatment options represented by targeted therapies, and more recently, immunotherapies. These therapies aim to improve patient outcomes while mitigating systemic adverse effects. Targeted therapy and immunotherapy, through targeting specific oncogenic pathways and leveraging patients’ immune systems, respectively, can benefit patients in terms of improved efficacy, reduced symptoms, or better quality of life.

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

Immunotherapy is a type of cancer treatment that helps the immune system fight cancer. The human immune system can recognize and attack foreign substances and protect its own cells from those attacks. However, cancer cells escape attack in various ways. For example, cancer cell may “pretend” to be healthy cells by completing a “handshake” with immune cells called T cells. Alternatively, they may build a tumor microenvironment that silences the immune system. Immune checkpoint inhibitors, mostly biological products such as anti-PD-1/PD-L1 antibodies, can block the “handshake” between cancer cells and T cells, thereby enabling T cells to recognize and attack cancer cells as foreign objects. Drugs that target tumor microenvironments are designed to reverse the tumor-associated immunosuppressive state. The tumor microenvironment is a complex ecosystem, which includes immune cells, the extracellular matrix, blood vessels, and other cells such as fibroblasts. Therefore, drugs targeting tumor microenvironments are designed to function in different ways, such as reducing immunosuppressive cells surrounding a tumor or suppressing generation of blood vessels.

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

Our differentiated oncology portfolio

Buparlisib (AN2025): a pan-PI3K inhibitor aimed at becoming the vanguard for recurrent or metastatic HNSCC after anti-PD-1/PD-L1 therapy

Overview

Our lead drug candidate, buparlisib, or AN2025, is a global registrational trial-stage pan-PI3K inhibitor, which specifically targets the PI3K signaling pathway and reverses the immunosuppressive tumor microenvironment through inhibition of class I PI3Ks. We have the exclusive global rights to develop and commercialize AN2025 through in-licensing agreement with Novartis. For more details, see “— License and collaboration agreements — Collaboration with Novartis.” Novartis has conducted 40 clinical trials on over 4,200 patients across a variety of tumor types and a multi-center Phase II clinical trial of AN2025 demonstrated strong antitumor activity and a manageable safety profile in combination with paclitaxel in the treatment of recurrent or metastatic HNSCC on or after disease progression with platinum based chemotherapy. In July 2016, AN2025 was granted Fast Track designation by the FDA for the treatment of recurrent or metastatic HNSCC with disease progression on or after platinum-based therapy. We are now advancing AN2025 in combination with paclitaxel for the treatment of recurrent or metastatic HNSCC after anti-PD-1/PD-L1 therapy in a Phase III clinical trial, in which we expect to enroll a total of 483 patients in more than 180 sites around the world, spanning over 18 significant markets in North America, Europe, Asia, and South America. We completed the patient enrollment in November 2023 and we expect to release the topline results of the Phase III clinical trial in the second quarter of 2025. Provided the OS benefit results, we expect to submit an NDA to the FDA, provided the OS benefit readout, in the second half of 2025, followed by further marketing approval applications to the NMPA, EMA, PMDA, and other authorities. To the best of our knowledge, AN2025 is currently the most advanced drug candidate in Phase III clinical development for the treatment of recurrent or metastatic HNSCC after disease progression with anti-PD-1/PD-L1 therapy. We believe that AN2025, if approved, has the potential to be the first drug product with such label globally to address this unmet medical need and capture the sizable addressable market.

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

An illustration of head and neck cancer regions

Source: National Institutes of Health

Targeted therapy was the first major alternative treatment for first-line recurrent or metastatic HNSCC. In 2011, cetuximab, a chimeric monoclonal antibody that targets EGFR, in combination with platinum-based therapy plus fluorouracil was approved as a first-line treatment for HNSCC by the FDA. Compared to chemotherapy alone, this treatment regimen has an improved efficacy with a higher response rate of about 36% and extends mOS to 10.1 months. In the next few years, immunotherapy became the most popular area of cancer research and was accepted by medical authorities for its durable response and long-term survival, which largely changed the therapeutic landscape of cancer. Currently, there are two anti-PD-1 antibodies, i.e., pembrolizumab (Keytruda) and nivolumab (Opdivo), that have been approved by the FDA for the treatment of recurrent or metastatic HNSCC. Pembrolizumab was the first immune checkpoint inhibitor approved for the treatment of HNSCC. It was first approved in the U.S. and Europe for second-line treatment of recurrent or metastatic HNSCC in 2016, and later approved for first-line treatment in 2019. Pembrolizumab alone or in combination with chemotherapy significantly prolonged mOS to around 14 months, tripled the five-year survival rate compared to cetuximab in combination with chemotherapy, and also exhibited a favorable safety profile. As a result, it became the mainstream drug for first-line treatment of HNSCC in major developed countries in the U.S., Europe, and Japan.

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

Upon activation (e.g., by growth factor stimulation) of the PI3K signaling pathway, PI3K converts PIP2 to PIP3, a lipid second messenger that binds to the pleckstrin homology domain of target proteins and recruits them to the inner surface of the plasma membrane. The best understood PI3K target is AKT/PKB, a serine/threonine kinase, which functions as a “molecular hub” to regulate diverse cellular functions such as cell proliferation, growth, metabolism, survival, and angiogenesis. PI3K signaling can be negatively regulated by action of dual specificity protein phosphatases, also known as 3-PI phosphatases. The prototype member of this family of phosphatases is the tumor suppressor phosphatase and tensin homologue (“PTEN”), which has the potential to attenuate the downstream signaling of multiple PI3K complexes.

Evidence suggests that constitutive PI3K activation is a critical step in mediating the transforming potential and growth stimulating activity of various oncogenes and tumor suppressors, which contribute to the onset and growth of many solid tumors as well as tumors of the hematopoietic system. Activation of the PI3K signaling pathway will lead to the subsequent activation of downstream pathways, including the PI3K/AKT/mTOR signaling pathway. The PI3K/AKT/mTOR pathway is an important intracellular signaling network that regulates cellular metabolism, proliferation, and survival. Abnormal activation of the PI3K/AKT/mTOR pathway has been identified as an important step in the initiation and maintenance of tumors and a key regulator of angiogenesis and upregulated metabolic activities in tumor cells. Activation of the PI3K pathway frequently occurs in HNSCC, through a number of mechanisms including PIK3CA or PTEN molecular alterations, overexpression of EGFR, or in association with HPV infection.

Our lead product AN2025 is designed to specifically inhibit PI3Kα isoform (and PI3Kß to a lesser extent) in the PI3K/AKT signaling pathway in an adenosine triphosphate (ATP)-competitive manner, inhibiting the production of the PIP3 and the subsequent activation of the PI3K signaling pathway, including the PI3K/AKT/mTOR signaling pathway. As a pan-PI3K inhibitor, it also targets PI3Kδ and PI3Kγ, which play important roles in the immune system, empowering it to be a partner for combination therapies. For details, see “— Triple combination of AN2025, AN0025, and Tecentriq, or atezolizumab.”

Summary of preclinical results

In a study conducted on mice transfected with FaDu cells, an HNSCC cell line, AN2025 (previously known as BKM120) showed downregulation of AKT in tumor in the animals treated with doses equivalent to patient’s maximum tolerated dose (“MTD”), to an extent more significant than BEZ235 (also known as dactolisib, another PI3K inhibitor developed by Novartis).

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

Activity of AN2025 in anti-PD-1 antibody refractory CT26 mice model

Summary of clinical trial results

Phase Ia trial in patients with advanced solid tumors by Novartis

Trial design. This trial was a Phase Ia, multi-center, open-label dose escalation study of AN2025 in patients with advanced solid tumors. A total of 83 patients enrolled in five clinical sites in the U.S., Canada, Spain, and Netherlands. The study was designed to consist of two stages. One was the dose escalation phase, during which patients were assigned to cohorts over six dose levels: 12.5 mg/day, 25 mg/day, 50 mg/day, 80 mg/day, 100 mg/day, and 150 mg/day. At the end of the dose escalation phase where the MTD was declared, the next stage, an MTD expansion phase, was initiated enrolling additional patients with advanced solid tumors. The primary objective of this study was to determine the MTD of AN2025 as a monotherapy. The secondary objectives included assessment of the safety, tolerability, pharmacokinetic (“PK”) portfolio, pharmacodynamics (“PD”), and preliminary evidence of efficacy of AN2025.

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

Of all patients treated with AN2025, 36 (43.4%) experienced SAE, including four patients in the 50 mg/day dose group (80%), four patients in the 80 mg/day group (36.4%) and 23 patients in the 100 mg/day group (41.8%), four patients in the 150 mg/day group (100%) and one patient in the TEC 100mg/day group (20%). 11 patients experienced SAEs suspected to be drug-related including one patient in the 80 mg/day dose group (9.1%), and seven patients in the 100 mg/day group (12.7%), and three patients in the 150 mg/day group (75.0%). The most frequent SAEs suspected to be treatment-related were hyperglycemia, diarrhea and fatigue. 29 (34.9%) patients died during the study, with 13 (15.7%) deaths occurring on treatment or up to 28 days after end of treatment. None of the deaths were considered by the investigator to be related to the study treatment.

Summary of deaths and AEs of patients being treated with AN2025

							TEC	ALL
	12.5 mg	25 mg	50 mg	80 mg	100 mg	150 mg	100 mg	patients
	N=1	N=2	N=5	N=11	N=55	N=4	N=5	N=83
Category	n (%)	n (%)	n (%)	n (%)	n (%)	n (%)	n (%)	n (%)
All deaths	0	0	3 (60.0)	3 (27.3)	21 (38.2)	1 (25.0)	1 (20.0)	29 (34.9)
AEs	1 (100)	2 (100)	5 (100)	11 (100)	55 (100)	4 (100)	5 (100)	83 (100)
AEs suspected to be drug- related	1 (100)	2 (100)	4 (80.0)	9 (81.8)	54 (98.2)	4 (100)	3 (60.0)	77 (92.8)
Grade 3-4 AEs	0	1 (50.0)	4 (80.0)	8 (72.7)	36 (65.5)	4 (100)	4 (80.0)	57 (68.7)
Suspected to be drug- related G3-4
AEs	0	1 (50.0)	0	3 (27.3)	25 (45.5)	3 (75.0)	1 (20.0)	33 (39.8)
SAEs	0	0	4 (80.0)	4 (36.4)	23 (41.8)	4 (100)	1 (20.0)	36 (43.4)
Suspected to be drug- related SAEs	0	0	0	1 (9.1)	7 (12.7)	3 (75.0)	0	11 (13.3)
AEs leading to discontinuation	0	0	1 (20.0)	2 (18.2)	13 (23.6)	1 (25.0)	3 (60.0)	20 (24.1)
AEs, suspected to be drug-related, leading to discontinuation	0	0	0	1 (9.1)	11 (20.0)	1 (25.0)	1 (20.0)	14 (16.9)
AEs requiring dose interruption and/or reduction	1 (100)	1 (50.0)	3 (60.0)	7 (63.6)	42 (76.4)	2 (50.0)	1 (20.0)	57 (68.7)

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

Trial status. This trial was completed in March 2017.

Demographic and baseline characteristics. The following table sets forth the age, demographic, and ECOG for the 158 randomized patients.

	AN2025 arm N=79	Placebo arm N=79
Median age in years (25th – 75th percentile)	59.0 (53-65)	58.0 (53-65)
Distribution male/female	65/14	68/11
Distribution ECOG at baseline 0/1/2/missing	31/48/0/0	25/53/0/1

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

	Buparlisib + Paclitaxel	Buparlisib Matching Placebo + Paclitaxel
	Affected / at Risk (%)	Affected / at Risk (%)
Total	43/76 (56.58)%	37/78 (47.44)%
Blood and lymphatic system disorders
Anaemia†1	3/76 (3.95)%	3/78 (3.85)%
Febrile neutropenia†1	1/76 (1.32)%	1/78 (1.28)%
Leukopenia†1	1/76 (1.32)%	0/78 (0.00)%
Neutropenia†1	2/76 (2.63)%	0/78 (0.00)%
Thrombocytopenia†1	1/76 (1.32)%	0/78 (0.00)%
Cardiac disorders
Cardiac arrest†1	1/76 (1.32)%	1/78 (1.28)%
Sinus bradycardia†1	0/76 (0.00)%	1/78 (1.28)%
Endocrine disorders
Hypercalcaemia of malignancy†1	0/76 (0.00)%	1/78 (1.28)%
Eye disorders
Blindness†1	0/76 (0.00)%	1/78 (1.28)%
Gastrointestinal disorders
Abdominal pain†1	2/76 (2.63%)	1/78 (1.28%)
Aorto-oesophageal fistula†1	1/76 (1.32%)	0/78 (0.00%)
Diarrhoea†1	4/76 (5.26%)	0/78 (0.00%)
Dysphagia†1	2/76 (2.63%)	3/78 (3.85%)
Gastrointestinal haemorrhage†1	1/76 (1.32%)	0/78 (0.00%)
Mouth haemorrhage†1	0/76 (0.00%)	2/78 (2.56%)
Nausea†1	1/76 (1.32%)	0/78 (0.00%)
Oesophageal obstruction†1	0/76 (0.00%)	1/78 (1.28%)
Oesophagitis†1	1/76 (1.32%)	0/78 (0.00%)
Oral cavity fistula†1	1/76 (1.32%)	0/78 (0.00%)
Stomatitis†1	1/76 (1.32%)	0/78 (0.00%)
Upper gastrointestinal haemorrhage†1	1/76 (1.32%)	0/78 (0.00%)
Vomiting†1	2/76 (2.63%)	0/78 (0.00%)
General disorders
Asthenia†1	2/76 (2.63%)	2/78 (2.56%)
Face oedema†1	0/76 (0.00%)	2/78 (2.56%)
Fatigue†1	1/76 (1.32%)	4/78 (5.13%)
General physical health deterioration†1	3/76 (3.95%)	0/78 (0.00%)
Non-cardiac chest pain†1	1/76 (1.32%)	2/78 (2.56%)
Pain†1	0/76 (0.00%)	1/78 (1.28%)
Pyrexia†1	0/76 (0.00%)	2/78 (2.56%)
Systemic inflammatory response syndrome†1	0/76 (0.00%)	1/78 (1.28%)
Hepatobiliary disorders
Hepatic failure†1	1/76 (1.32%)	0/78 (0.00%)
Jaundice†1	1/76 (1.32%)	0/78 (0.00%)
Infections and infestations
Anal abscess†1	2/76 (2.63%)	0/78 (0.00%)
Bronchitis†1	1/76 (1.32%)	2/78 (2.56%)

Candida sepsis†1	1/76 (1.32%)	0/78 (0.00%)
Chest wall abscess†1	0/76 (0.00%)	1/78 (1.28%)
Clostridium difficile colitis†1	1/76 (1.32%)	0/78 (0.00%)
Erysipelas†1	0/76 (0.00%)	1/78 (1.28%)
Herpes zoster†1	1/76 (1.32%)	0/78 (0.00%)
Lower respiratory tract infection†1	0/76 (0.00%)	1/78 (1.28%)
Lung abscess†1	1/76 (1.32%)	1/78 (1.28%)
Lung infection†1	2/76 (2.63%)	0/78 (0.00%)
Pneumonia†1	6/76 (7.89%)	6/78 (7.69%)
Post procedural infection†1	1/76 (1.32%)	0/78 (0.00%)
Pulmonary tuberculosis†1	1/76 (1.32%)	0/78 (0.00%)
Respiratory tract infection†1	1/76 (1.32%)	0/78 (0.00%)
Sepsis†1	0/76 (0.00%)	1/78 (1.28%)
Septic shock†1	3/76 (3.95%)	1/78 (1.28%)
Urinary tract infection†1	1/76 (1.32%)	0/78 (0.00%)
Wound infection†1	2/76 (2.63%)	0/78 (0.00%)
Injury, poisoning and procedural complications
Femur fracture†1	0/76 (0.00%)	1/78 (1.28%)
Post procedural discharge†1	1/76 (1.32%)	0/78 (0.00%)
Post procedural fistula†1	0/76 (0.00%)	1/78 (1.28%)
Post procedural haemorrhage†1	0/76 (0.00%)	1/78 (1.28%)
Spinal compression fracture†1	0/76 (0.00%)	1/78 (1.28%)
Ivestigations
Blood creatinine increased†1	1/76 (1.32%)	0/78 (0.00%)
Neutrophil count decreased†1	1/76 (1.32%)	0/78 (0.00%)
Metabolism and nutrition disorders
Cachexia†1	1/76 (1.32%)	3/78 (3.85%)
Decreased appetite†1	3/76 (3.95%)	2/78 (2.56%)
Dehydration†1	2/76 (2.63%)	1/78 (1.28%)
Hypercalcaemia†1	1/76 (1.32%)	1/78 (1.28%)
Hyperglycaemia†1	3/76 (3.95%)	0/78 (0.00%)
Hypocalcaemia†1	1/76 (1.32%)	0/78 (0.00%)
Hypoglycaemia†1	1/76 (1.32%)	0/78 (0.00%)
Hypokalaemia†1	1/76 (1.32%)	2/78 (2.56%)
Hypomagnesaemia†1	1/76 (1.32%)	0/78 (0.00%)
Musculoskeletal and connective tissue disorders
Spinal pain†1	1/76 (1.32%)	0/78 (0.00%)
Neoplasms benign, malignant and unspecified (incl cysts and polyps)
Cancer pain†1	0/76 (0.00%)	1/78 (1.28%)
Malignant neoplasm progression†1	0/76 (0.00%)	1/78 (1.28%)
Tumour haemorrhage†1	3/76 (3.95%)	5/78 (6.41%)
Tumour invasion†1	0/76 (0.00%)	1/78 (1.28%)
Nervous system disorders
Dizziness†1	0/76 (0.00%)	1/78 (1.28%)
Hypoaesthesia†1	1/76 (1.32%)	0/78 (0.00%)
Intracranial pressure increased†1	0/76 (0.00%)	1/78 (1.28%)
Ischaemic cerebral infarction†1	1/76 (1.32%)	0/78 (0.00%)
Neuralgia†1	1/76 (1.32%)	0/78 (0.00%)
Paraplegia†1	1/76 (1.32%)	0/78 (0.00%)
Somnolence†1	1/76 (1.32%)	0/78 (0.00%)
Spinal cord compression†1	1/76 (1.32%)	0/78 (0.00%)
Syncope†1	1/76 (1.32%)	2/78 (2.56%)
Product Issues
Device connection issue†1	1/76 (1.32%)	0/78 (0.00%)

Psychiatric disorders
Acute psychosis†1	0/76 (0.00%)	1/78 (1.28%)
Aggression†1	1/76 (1.32%)	0/78 (0.00%)
Completed suicide†1	1/76 (1.32%)	0/78 (0.00%)
Mental status changes†1	1/76 (1.32%)	0/78 (0.00%)
Renal and urinary disorders
Renal failure†1	1/76 (1.32%)	0/78 (0.00%)
Respiratory, thoracic and mediastinal disorders
Acute respiratory failure†1	0/76 (0.00%)	2/78 (2.56%)
Dyspnoea†1	2/76 (2.63%)	2/78 (2.56%)
Haemoptysis†1	1/76 (1.32%)	1/78 (1.28%)
Pneumonia aspiration†1	1/76 (1.32%)	0/78 (0.00%)
Pneumonitis†1	1/76 (1.32%)	0/78 (0.00%)
Pneumothorax†1	1/76 (1.32%)	2/78 (2.56%)
Pulmonary embolism†1	1/76 (1.32%)	0/78 (0.00%)
Respiratory arrest†1	1/76 (1.32%)	1/78 (1.28%)
Respiratory failure†1	1/76 (1.32%)	2/78 (2.56%)
Upper airway obstruction†1	1/76 (1.32%)	0/78 (0.00%)
Skin and subcutaneous tissue disorders
Erythema†1	1/76 (1.32%)	0/78 (0.00%)
Vascular disorders
Arterial rupture†1	1/76 (1.32%)	0/78 (0.00%)
Hypotension†1	1/76 (1.32%)	1/78 (1.28%)
Phlebitis†1	1/76 (1.32%)	0/78 (0.00%)

Notes:

1	Term from vocabulary, MedDRA (19.1)
†	Indicates events were collected by systematic assessment

Source: clinicaltrials. gov

The frequency of hyperglycemia was higher with AN2025 versus placebo, suggesting effective PI3K on-target inhibition. Known AEs associated with AN2025, including hyperglycemia and gastrointestinal AEs (e.g., stomatitis, diarrhea, nausea, and vomiting), were managed with established strategies of dose reduction and treatment of symptoms with appropriate concomitant medications. The proportions of patients discontinuing treatment because of AEs were similar in AN2025 and placebo groups, suggesting that AN2025 did not substantially increase paclitaxel toxicity.

There was a total of 110 deaths reported among patients in the safety set with 32 being on-treatment deaths. Among the 32 on-treatment deaths, 15 (20%) patients were in the AN2025 plus paclitaxel group, and 17 patients (22%) were in the placebo plus paclitaxel group. In the AN2025 plus paclitaxel group, nine deaths were due to study indication and six deaths were due to AEs. No on-treatment deaths were suspected by the investigator to be study treatment related.

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

Phase III multi-center clinical trial of AN2025 in combination with paclitaxel for the treatment of patients with recurrent or metastatic HNSCC after anti-PD-1/PD-L1 treatment

The evolving therapeutic landscape of first-line HNSCC led us to pivot treatment background from platinum pre-treated to anti-PD-1/PD-L1 based therapy pre-treated patients for the clinical design of Phase III trial to capture the sizable addressable market. Based on strong preclinical evidence and encouraging Phase II clinical results, we are currently conducting a global Phase III multi-center clinical trial of AN2025 in combination with paclitaxel for the treatment of patients with recurrent or metastatic HNSCC after anti-PD-1/PD-L1 treatment.

Trial design. The study is a randomized, open-label Phase III study to assess the treatment effect of AN2025 in combination with paclitaxel in patients with recurrent and metastatic HNSCC that have progressed after anti-PD-1/PD-L1 treatment.

A total of 483 patients is expected to be enrolled in approximately 180 clinical trial sites in the U.S., Canada, the U.K., Spain, Italy, Germany, France, Poland, Hungary, Belgium, Russia, mainland China, Hong Kong, Taiwan, Japan, South Korea, Australia, and Argentina. Enrolled patients will be randomized in a 2:1 ratio to receive either daily AN2025 (100 mg) in combination with weekly paclitaxel (80 mg/m2) or weekly paclitaxel alone in a 21-day treatment cycle. The primary endpoint of this study is OS for the entire (intent- to-treat) population of patients. Secondary endpoints include safety profile and other efficacy measurements such as PFS, ORR, DoR, and HRQoL.

Regulatory history and trial status. In 2020, we engaged with the FDA regarding the updated Phase III clinical protocol. Based on the FDA’s feedback, we refined our patient selection criteria to focus on individuals with recurrent or metastatic HNSCC after anti-PD-1/PD-L1 treatment instead of patients progressing after platinum-based chemotherapy. Patient enrollment was successfully completed in November 2023 and we anticipate the OS readout in the second quarter of 2025.

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

Competitive landscape

Among the investigational drugs targeting the recurrent or metastatic HNSCC patients progressing after anti-PD-1/PD-L1 based therapy, we believe AN2025 is currently the most advanced candidate globally. Monalizumab, an anti-NKG2A antibody developed by Innate Pharma S.A./AstraZeneca PLC, in combination with cetuximab, failed to meet the pre-defined efficacy threshold in a pre-defined futility interim analysis as compared with cetuximab, and thus was terminated in August 2022. Based on our knowledge, current potential competitive candidates in Phase III trial include: (1) Ficlatuzumab, an anti-HGF/c-MET antibody, in combination with cetuximab, developed by LG Chem/AVEO; the study was initiated in November 2023, targeting HPV negative patients; and (2) MRG003, an EGFR-ADC, developed by Lepu Biopharma; the China-only trial was initiated in March 2023; (3) Petosemtamab, an EGFR/LGR5 bispecific antibody, developed by Merus; was initiated in July 2024. Potential candidates in Phase II trial include: (1) Tivdak, an antibody-drug conjugate directed to tissue factor, showed a confirmed ORR of 32.5% in a cohort of 40 patients with HNSCC received prior CPI; (2) Tipifarnib, a farnesyltransferase inhibitor, developed by Kura Oncology, in combination with alpelisib, a PI3K inhibitor, for patients whose tumors overexpress the HRAS protein and/or are PIK3CA-mutated and/or PIK3CA-amplified; (3) Palbociclib in combination with cetuximab, targeting the HPV negative patients with CDKN2A mutation; and (4) ISA101, a cancer vaccine, in combination with cemiplimab, developed by ISA Pharma, targeting HPV positive oropharyngeal cancer patients.

AN4005: a backbone for our future oral combination therapies

Overview

AN4005 is an in-house developed, oral small-molecule PD-L1 inhibitor designed to induce and stabilize PD-L1 dimerization, thereby disrupting the protein-protein interactions between PD-1 and PD-L1. In our preclinical studies, AN4005 demonstrated good tolerability, exhibited robust tumor growth inhibition compared to an approved anti-PD-L1 antibody, and promoted an adaptive immune response to enhance antitumor activity. In view of the encouraging preclinical data, we entered into a collaboration agreement assigning the related patent rights to develop, manufacture, and commercialize AN4005 in China to Xiamen Biotime Biotechnology Co., Ltd., reserving the exclusive rights to explore AN4005 in the rest of the world. For more details, see “— License and collaboration agreements — Collaboration with Biotime.”

The strategic value of AN4005, as an oral small-molecule anti-PD-L1 inhibitor, lies in its potential for maintenance/adjuvant settings, where patients who have completed definitive therapy (e.g., surgery, chemotherapy, or radiation) could benefit from a convenient oral regimen. Additionally, its oral administration enables combination with other oral agents, such as our panRAS(ON) inhibitor AN9025. See “Market opportunities” below.

Summary of preclinical results

In our preclinical studies, AN4005 demonstrated excellent anti-tumor activity in the MC38-hPD-L1 syngeneic mouse model. AN4005 (50 mg/kg, QD) showed significant TGI compared with the vehicle control. Furthermore, AN4005 (50 mg/kg, QD) showed a comparable effect in antitumor activity as durvalumab, an FDA-approved anti-PD-L1 antibody developed by Medimmune/AstraZeneca, as both agents inhibited tumor growth to a similar extent. The anti-tumor activities of AN4005 were convincingly demonstrated to be stringently dependent on the immune system, as depletion of the T cells (both CD4+ and CD8+ T cells) in mice abolished AN4005’s antitumor activity, a phenomenon that was similarly observed in anti-PD-L1 antibody treated subjects as well.

Summary of clinical trial results

Phase I study for AN4005 monotherapy in advanced tumors

AN4005X0101 (NCT04999384) is a Phase I, multi-center, open-label clinical trial study in patients with advanced solid tumors. A traditional ’3+3’ design was employed for dose escalation, with sentinel patients enrolled at the starting dose of 50 mg BID. As of 14 October 2024, 25 patients with advanced solid tumors in the U.S. and China received AN4005 across six tested dose levels (50 mg BID to 1000 mg QD).

Number of Patients per Tested Dose Level

Patient Demographics and Baseline Characteristics

Safety data. AN4005 was well-tolerated with 20 (80%) patients experienced at least one AN4005-related AE, two (8%) patients experienced Grade 3 AN4005-related AE. No Grade 4 or 5 AN4005-related AEs were observed. 8 (32%) patients experienced 15 serious adverse events (SAEs); 1 (4%) patient experienced 1 SAE assessed by investigator as related to AN4005. Immune-related AEs were reported in two patients (8.3%) and manageable. No patients experienced AEs leading to dose reduction of AN4005. 9 (36%) patients experienced at least 1 AE leading to dose interruption of AN4005. 4 (16%) patients had AE that led to discontinuation of AN4005. No dose-limiting toxicities were observed and the MTD was not reached.

Treatment-Related Adverse Events (TRAEs) Reported in ≥2 Patients with any Grade or in ≥1 Patient with Grade≥3

Preliminary efficacy data. Overall disease control rate was 41.7% (10/24). One patient with high microsatellite instability (MSI-H) colorectal cancer treated at 300 mg QD had a confirmed complete response. Notably, this patient had responded to two prior anti-PD-(L)1 mAbs but was unable to continue intravenous therapy due to the COVID-19 pandemic, highlighting the value of an oral PD-L1 inhibitor.

Conclusion. AN4005 demonstrated favorable safety and tolerability in patients with advanced tumors. The preliminary efficacy of AN4005 in a tumor type known to be responsive to anti-PD-(L)1 therapy is encouraging. Based on an overall evaluation of safety, clinical benefit, and PK, the 600 mg QD and 1000 mg QD dose levels have been selected for further evaluation in the future expansion cohorts. The preliminary results of this study were presented at the 2024 SITC meeting.

Trial Status. Following the completion of the Dose-Escalation Phase and a preliminary food-effect cohort, the trial has now advanced to the Expansion Phase, evaluating two doses (600 mg QD and 1000 mg QD) of AN4005 in checkpoint inhibitor-naïve patients. Proof-of-concept data from the Expansion Phase is expected by the end of 2025.

Market opportunities

Immunotherapies blocking the immune checkpoint PD-1/PD-L1 have achieved significant success in treating various types of cancers. In the past few years, several monoclonal antibodies (“mAbs”) targeting PD-1 or PD-L1 have been approved for clinical use by the FDA, which exhibit significant benefits with durable clinical responses and acceptable treatment-related toxicities in several types of solid tumors. Although these mAbs have transformed cancer immunotherapy, they still have several disadvantages such as low permeability to tumors, immunogenicity, complex production process, high manufacturing and treatment costs and immune-related AEs due to very long half-life. Therefore, developing small-molecule inhibitors as an alternative to antibodies to interrupt the PD-1/PD-L1 pathway has emerged as an important area of research in cancer immunotherapy. The small molecule PD-L1 inhibitors are expected to bring benefits over antibodies, such as amenability for oral administration, lower production costs, improved tumor penetration, and lack of immunogenicity.

Competitive landscape

Our Phase I study for AN4005 monotherapy in advanced tumors is in the expansion phase. Based on our knowledge, there are several oral small-molecule PD-L1 candidates also in early development stage, including those developed by Maxinovel Pharmaceuticals Co., Ltd., Abbisko Cayman Ltd., Ascletis Pharma Inc., Betta Pharmaceuticals Co., Ltd., and Chase Sun Pharmaceutical Co., Ltd. INCB086550, developed by Incyte, is globally the first small-molecule PD-L1 inhibitor to enter the clinical trial. Although the clinical development of this molecule has been terminated due to likely compound-specific peripheral neuropathy, preliminary efficacy of this molecule in tumor types known to be responsible to anti-PD-1/PD-L1 antibody is encouraging and warrants further investigation to develop small-molecule PD-1/PD-L1 inhibitors.

Our preclinical programs

AN8025: a T cell and APC modulator

AN8025 emerges as a tri-specific antibody fusion protein derived from a clinically validated and approved αPD-L1 antibody, fused with functionally optimized CD86 variant (CD86v) and LAG3 variant (LAG3v) on its C- and N-terminus of heavy chain, respectively. AN8025 leverages the LAG3 component to stimulate the differentiation and maturation of antigen-presenting cells (APCs), while the CD86 and αPD-L1 components synergistically amplify tumor-specific T cell responses. Together, these actions orchestrate a multifaceted enhancement of immune function.

In vitro, we demonstrated that AN8025 improved both the quantity and quality of antigen presenting cells, compared to an aPD-L1 mAb.

We also demonstrated that AN8025 induced stronger T Cell response than an aPD-L1 mAb and displays PD-L1-dependent T-cell activation. Additionally, this elevated T cell activation is not observed in human primary T cells, where PD-L1 levels are relatively low, unlike the unconditional activation of T cells by the CD28 super-agonist.

In addition, we demonstrated that AN8025 displayed potent antitumor efficacy in syngeneic and humanized mouse tumor models.

The preclinical data of AN8025 will be presented at the 2025 annual meeting of the American Associated for Cancer Research (“AACR”). We anticipate submitting the IND application by mid-2025. The strategic value of AN8025 lies in its potential to overcome checkpoint inhibitor (CPI) resistance and enhance the efficacy of PD-L1-targeted therapies, particularly in CPI-naïve patients with tumors where anti-PD-L1 monotherapy shows limited benefit, such as TNBC and SCLC.

AN9025: a Pan-RAS(ON) inhibitor

AN9025 is an oral small molecule pan-RAS(ON) inhibitor designed to address a broad range of RAS mutations across multiple tumor types.

AN9025 demonstrates superior potency compared to a clinical benchmark pan-RAS(ON) inhibitor sharing the same mechanism of action, driving potent and broad-spectrum anti-tumor activity in both in vitro and in vivo models.

AN9025 inhibits the viability of RAS-addicted cancer cell lines

Antitumor effects of AN9025 in KRAS-driven xenograft mice models

The preclinical results of AN9025 will be presented at the 2025 AACR annual meeting. We anticipate submitting the IND application in the second half of 2025. AN9025 represents a transformative global opportunity in oncology by targeting RAS mutations - among the most prevalent oncogenic drivers worldwide, implicated in over 200,000 annual cases in the U.S. alone and a significant share of lung, colorectal, pancreatic and other cancers globally.

Other programs

AN0025 (palupiprant): a tumor microenvironment modulator

AN0025 is a small molecule EP4 antagonist designed to modulate the tumor microenvironment. In-licensed from Eisai in January 2018, we have exclusive rights and license to develop and commercialize AN0025 globally, excluding Japan, Korea, Taiwan and some Southeast Asian Countries. AN0025 and radiotherapy (RT) combination treatment demonstrated improved antitumor activity and antitumor memory T-cell response in mice compared with RT monotherapy. In June 2024, the strategic prioritization of clinical programs for AN0025 has been established, with a focus on its combination with CRT across various indications via investigator-initiated trials (“IIT”):

ARTEMIS (Augmenting RadioTherapy in REctal Cancer to Minimise Invasive Surgery) Phase II study of Preoperative AN0025 and Radiotherapy/Chemoradiotherapy Combination in Rectum Cancer (ISRCTN15384496)

Based on the encouraging Phase Ib clinical results (20% clinical complete response and 16% pathologic complete response, presented in 2019 ESMO), ARTEMIS is a randomized phase II trial for patients with moderate to high-risk rectal cancer where pre-operative chemo-RT is a standard treatment option and are suitable for organ preservation. Patients are randomized 1:1 between 1) standard of care long-course chemo-RT (LCCRT) or short-course chemo-RT (SCCRT) based on clinician choice, and 2) standard of care LCCRT or SCCRT based on clinician choice, with the addition of immunotherapy agent AN0025. Both arms will also receive total neoadjuvant treatment (TNT) in the form of FOLFOX or CAPOX, based on clinician choice. The primary endpoint is Clinical Complete Response rate at 6 months post start of radiotherapy. A total of 140 patients will be randomized. In May 2024, the first patient was dosed. Preliminary safety and efficacy data, including a futility analysis, are expected by the end of 2025.

Phase Ib study of AN0025 and Definitive Chemoradiotherapy (“dCRT”) Combination in Unresectable Locally Advanced or Locally Recurrent Esophageal Cancer (“EC”) or Esophagogastric Junction (“EGJ”) Cancer

A Phase I study of AN0025 in combination with dCRT in unresectable locally advanced/locally recurrent EC/EGJ cancer demonstrated that the combination was well tolerated, with encouraging preliminary efficacy (NCT05191667). AN0025 (250 mg or 500 mg QD) was orally dosed for 15 weeks concurrently with dCRT (paclitaxel and carboplatin, with 50-60 Gy of radiation). From Week 17 onwards, patients entered the maintenance phase with AN0025 monotherapy.

Based on these encouraging Phase I results (18-month PFS rate of 73%, presented in 2024 ESMO), the study has been expanded to include up to 40 additional patients in an investigator-initiated trial (IIT) in China. Preliminary results are expected by the end of 2025.

Research and development

We believe that R&D is key to driving our therapeutic strategy and maintaining our competitiveness in the biopharmaceutical industry. Our in-house research and development function had 84 members with extensive drug discovery and development experience as of December 31, 2024. Around 83% of our research and development team members have master or doctorate degrees in biology or chemistry related majors. Leveraging our strong research and development capabilities, we have developed a pipeline with significant potential.

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

We have a global portfolio of patents to protect our drug candidates and technologies. As of December 31, 2024, we owned or had exclusive license rights to (i) 164 granted patents and 150 pending patent applications in jurisdictions such as the U.S., EPO, mainland China, Japan, South Korea, Canada, Australia, Taiwan, Mexico, and Brazil, and (ii) 3 patent applications under the PCT that has not been nationalized.

The patent portfolios for our clinical stage lead product and other products as of December 31, 2024 are summarized below:

●	AN2025: As of December 31, 2024, we in-licensed 87 granted patents, including seven in the U.S., six in EPO, five in China, and 69 in other jurisdictions, including Canada and Japan, and eight pending patent applications directed to AN2025. The expected expiration date of granted patents directed to the potential approved use of the compound is 2032, taking into account of the possible 5-year patent term extension in jurisdictions where patent term extension is available, including but not limited to U.S., Europe, and China. The term of patent extension in each jurisdiction is estimated based on the patent filing date, the patent grant date, the IND enabling date, the estimated NDA date, and FDA/ EMA/NMPA approval date according to relevant regulations in each jurisdiction. In addition to the in-licensed patents, we filed one more PCT applications claiming use of AN2025 in combination therapy, which has been nationalized in seven countries/territories including United States, EPO, Mainland China and Japan. Even if these patents can provide us with adequate protection, after patent term expires, we may face competition from generic manufacturers. For further details, see “Item 3. Key Information—D. Risk Factors — Risk related to our business — We may face competition from generic or biosimilar manufacturers after the patent protection is no longer valid.”

●	AN0025: As of December 31, 2024, we in-licensed 25 granted patents, including three in the U.S., one in EPO, two in China, and 18 in other jurisdictions, including Canada and Australia, and one pending patent applications directed to AN0025. The expected expiration date of granted patents directed to the potential approved use of the compound is 2036, taking into account of the possible 5-year patent term extensions in jurisdictions where patent term extension is available, including but not limited to the U.S., Europe, and China. Similar to AN2025, the term of patent extension in each jurisdiction is estimated based on the patent filing date, the patent grant date, the IND enabling date, the estimated NDA date, and FDA/EMA/NMPA approval date according to relevant regulations in each jurisdiction. Further to the in-licensed patents, we also filed one PCT patent applications directed to a new formulation of AN0025 and a series of biomarkers to predict patients’ responsiveness to the treatment with AN0025, which has been nationalized in 19 countries/territories including United States, EPO, Mainland China, Japan, South Korean, Canada, Australia and Mexico.

Product	Scope of patent protection	Jurisdiction	Status	Applicant	Patent Expiration(1)	Our Rights
AN2025	Directed to	United States	Pending	Our Group	—	Ownership
	combination	EPO
	therapy	Mainland China
Japan
Others(2)
		United States	Granted	Novartis	2034-05-09	Exclusive
		EPO			2034-05-06
		Mainland China			2034-05-06
		Japan			2034-05-06
		Others(3)			2034-05-06
	Directed to	United States	Granted	Novartis	2034-03-04	Exclusive
	formulation	EPO			2034-03-04
		Mainland China	Granted	Novartis	2034-03-04	Exclusive
		Japan			2034-03-04
		Others(4)			2034-03-04
	Directed to	United States			2033-10-21
	process	EPO			2033-10-21
		Mainland China			2033-10-21
		Japan			2033-10-21
		Others(5)			2033-10-21
	Directed to	United States	Granted	Novartis	2032-03-16
	crystalline	EPO			2031-09-29
		Mainland China			2031-09-29
		Japan			2031-09-29
		Others(6)			2031-09-29
	Directed to	United States	Granted	Novartis	2027-12-05	Exclusive
	compound	EPO			2027-01-22
		Mainland China			2027-01-22
		Japan			2027-01-22
		Others(7)			2027-01-22
N0025	Directed to	United States	Pending	Our Group	—	Ownership
	formulation	EPO
Mainland China
Japan
Others(8)
	Directed to	United States	Granted	Eisai	2035-8-7	Exclusive
	combination	Mainland China			2035-05-21
	therapy	Australia			2035-05-21
		Others(9)			2035-05-21
		EPO	Pending
	Directed to	United States	Granted	Eisai	2031-09-12	Exclusive
	compound	EPO			2031-09-12
		Mainland China			2031-09-12
		Australia			2031-09-12
		Others(10)			2031-09-12
AN4005	Directed to compound	PCT United States, EPO, Mainland China, Japan, Taiwan	Pending	Our Group	—	Ownership

Abbreviation: PCT = Patent Cooperation Treaty

Notes:

(1)	Patent expiration date is estimated based on current filing status, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, and other government fees. Patent term extension is available in certain jurisdictions, such as in the U.S., Europe, and China. The patent term restored under patent term extension is estimated based on various factors in different jurisdictions, and subject to limitations. For example, in the U.S., the maximum extension that can be obtained for a patent is limited to five years, and the total remaining patent term (with PTE) is limited to fourteen years from the date of product approval by the FDA. The patent expiration date in the table is obtained from the commercial database of Patsnap.

(2)	3 other countries/territories: Taiwan, Korea and Hong Kong.

(3)	4 countries, which are Canada, Australia, South Korea, and Russia.

(4)	16 countries and/or territories, including Canada, Australia, New Zealand, South Korea, and Singapore.

(5)	Seven countries, including Canada, Australia, South Korea, and Russia.

(6)	14 other countries including Canada, Australia, New Zealand, South Korea, and Singapore.

(7)	23 countries and/or territories, including Canada, Australia, New Zealand, South Korea, and Singapore.

(8)	15 other countries including Canada, Australia, New Zealand, South Korea, and Singapore.

(9)	5 countries, including Canada, Brazil, Israel, Russia and Mexico. Patent applications of combination therapy is pending in EPO.

(10)	13 countries and/or territories, including Canada, New Zealand, and Hong Kong.

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

We conduct our business under the brand name “Adlai Nortye” or “阿諾医药.” As of December 31, 2024, we had registered 88 trademarks in total. Among them, we registered 21 “Adlai Nortye” or “阿諾医药” trademarks in mainland China, five in Hong Kong, one in Macau, one in Taiwan, and applied for trademark registration of “Adlai Nortye” in other twelve jurisdictions including the U.S., Canada, Europe, U.K., Australia, Japan, and South Korea and have successfully obtained registrations in the U.S., Canada, Europe, U.K., Australia, Japan, and other five jurisdictions. In addition, there are three trademark applications of “Adlai Nortye” pending potential registration in South Africa. As of December 31, 2024, we were also the registered owner of one domain name.

Pursuant to the license and collaboration agreements we entered into with our collaborators, we were granted certain exclusive licenses to develop and commercialize our drug candidates, including AN2025 and AN0025. For more details, please see the paragraphs headed “— License and collaboration agreements” in this section.

As of December 31, 2024, we had not been involved in any proceedings in respect of, and we had not received notice of any claims of infringement, misappropriation, or other violations of third-party intellectual property and we are not involved in any proceedings in respect of any intellectual property rights that may be threatened or pending and that may have an influence on its research and development for any drug candidates in which we may be a claimant or a respondent.

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

Regulation

U.S. laws and regulations

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations, and biologics under the FDCA and the Public Health Service Act (PHSA), and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. The FDA generally requires the following before drug candidates may be marketed in the United States:

●	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with Good Laboratory Practices (GLP), regulations, where applicable;

●	submission to the FDA of an investigational new drugs (IND), which must become effective before human clinical studies may begin;

●	approval by an independent institutional review board (IRB) or ethics committee representing each clinical site before each clinical study may be initiated;

●	performance of adequate and well-controlled human clinical studies in accordance with good clinical practice (GCP), requirements to establish safety and efficacy, or with respect to biologics, the safety, purity and potency of the drug candidate for each proposed indication;

●	preparation of and submission to the FDA of a new drug application (NDA), or biologics license application (BLA);

●	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of the initial submission of an NDA or BLA to accept the application for formal review;

●	satisfactory completion of an FDA pre-approval inspection (PAI) of the manufacturing facilities where the proposed product drug substance is produced to assess compliance with current Good Manufacturing Practices (cGMP), and audits of selected clinical trial sites to ensure compliance with GCP; and

●	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics (PK), pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls (CMC) information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. Upon the date of submission of the initial IND, the sponsor must wait 30 days to allow for FDA review and comment (e.g., protocol design, proposed starting dose) before dosing the first patient under the IND. If the FDA accepts the sponsor’s response to all queries, the sponsor is given agency approval via an “OK to proceed letter” for the clinical trial. If questions are not answered appropriately or the FDA has concerns, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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

●	Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, and the side effects associated with increasing doses, if possible.

●	Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger Phase 3 clinical trials.

●	Phase 3. The investigational product is administered to an expanded patient population to further evaluate potential dose regimen(s), to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

A clinical investigation may fail at any phase. In some cases, the FDA may conditionally approve an NDA or BLA for a drug candidate on the sponsor’s agreement to conduct additional clinical studies after approval, called a post-marketing requirement (PMR) or a post-marketing commitment (PMC). The stipulations of the PMR and/or PMCs are outlined in the FDA approval letter. Concurrently with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the drug candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, and purity of the final product, or for biologics, the safety, purity and potency.

NDA and BLA review process

Assuming successful completion of all required studies in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for an indication. The NDA or BLA must include all relevant data available from pertinent preclinical studies and pivotal and supporting clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The initial indication submission of an NDA or BLA requires payment per US regulatory under the Prescription Drug User Fee Act (PDUFA). Subsequent submissions for additional indications, called supplements, do not have a fee associated with the Agency review.

In addition, under the Pediatric Research Equity Act (PREA), an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the drug candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA Safety and Innovation Act (FDASIA) requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (iPSP) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any drug or biological product for an indication for which orphan designation has been granted.

Within 60 days following submission of the NDA or BLA application, the FDA will determine if the application is substantially complete before the agency accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with additional information. Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the 60-day filing date, or, if the application qualifies for priority review, within six months after the 60-day filing date. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is sufficient to assure and preserve the product’s identity, strength, quality, and purity. Ninety (90) days after submission, the FDA generally requires the Sponsor provide a safety update report which updates more recent safety information from the patients being evaluated in the NDA or BLA. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure, and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to ensure the product’s continued safety, purity, and potency. When reviewing an NDA or BLA, the FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to ensure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (CRL). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe deficiencies that the FDA identified in the NDA or BLA. If the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for the indication supported by the data included in the NDA or BLA and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy (REMS), to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also approve on condition that, among other things, changes to proposed labeling be made and/or adequate controls and specifications be developed. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace.

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

Any marketing application for a drug or biologic submitted to the FDA for approval, including a drug candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A drug candidate is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, drug candidates studied for their safety and effectiveness in treating serious or life- threatening diseases or conditions may receive accelerated approval upon a determination that the drug candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well- controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefits. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

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

Currently, the FDA has granted fast track designation to AN2025 for the treatment of recurrent or metastatic HNSCC with disease progression on or after platinum-based therapy.

Post-approval requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biological manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon the Company and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon the Company and any third-party manufacturers that the Company may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events (AEs) of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products and biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by the Company and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Drug product marketing exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. For example, the FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA), or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

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

Federal and state laws govern the collection, maintenance, protection, use, transmission, disclosure and disposal of protected personal information, and these activities may also be addressed in contracts mandated under these laws. Additionally, legislative and regulatory action in the United States at the federal, state and local levels, as well as internationally, is emerging in the areas of artificial intelligence (“AI”) and machine learning (“ML”) and automation.

The Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (collectively, HIPAA) require business associates as well as covered entities to comply with specified privacy and security requirements. Both business associates and covered entities, as defined under HIPAA, may be subject to civil monetary penalties imposed by the U. S. Department of Health and Human Services (HHS) and/or state attorneys’ general for violations of HIPAA. HHS may also refer HIPAA violations to the U.S. Department of Justice (DOJ) for criminal investigation and penalty. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Additionally, HIPAA requires covered entities and business associates enter contracts that contain required provisions (business associate agreements or BAAs). BAAs often include provisions that go beyond what is required under HIPAA and/or those that impose additional restrictions. For example, BAAs often require the business associate to indemnify the covered entity for claims, damages, liabilities, and costs and expenses arising out of a breach of HIPAA or the contract. BAAs may also impose restrictions, such as by prohibiting the access, use, or disclosure of personal health information (protected health information or PHI) outside the U.S.

The U.S. Federal Trade Commission (FTC) also enforces data privacy and security. FTC may bring enforcement actions and impose civil monetary penalties in connection with disclosures or misuse of personal information, including personal health information, in violation of Section 5 of the FTC Act. Section 5 prohibits businesses from engaged in unfair or deceptive acts or practices. The FTC also enforces the Health Breach Notification Rule (HBNR), which applies to certain entities not subject to HIPAA that create, receive, maintain, or transmit personal health information. States may also bring enforcement actions against entities for engaging in unfair and deceptive acts or practices related to personal health information under state consumer protection laws.

The U.S. Department of Justice (DOJ) has adopted regulations implementing Executive Order 14117, which prevents access to bulk U.S. sensitive personal data, which includes personal health information, by countries of concern or covered persons as defined in the regulations. Civil monetary penalties and criminal penalties may be imposed for violations.

Nearly half of U.S. have enacted comprehensive state data privacy laws that apply to personal information. Most of these laws consider an individual’s health information to be sensitive information subject to additional requirements and protections. The U.S. data privacy laws generally exempt either covered entities and businesses associates (an entity-level exemption) or PHI created, received, maintained, or transmitted by covered entities and business associates (a data-level exemption) from compliance, but other persons or entities in scope for the laws must comply.

With respect to AI/ML, several states have enacted laws that govern “high-risk” AI /ML systems, including those involved in making decisions related to health care services. The laws generally allow the state attorneys general to impose civil monetary or other penalties against an entity for failure to comply with these laws.

U.S. coverage and reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

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

To implement the regulatory reform introduced by Innovation Opinions, the National People’s Congress, NMPA, as well as other authorities, have been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law. In addition, the State Council issued the Regulations for Implementation of the Drug Administration Law of the PRC, which was promulgated in 2002 and latest amended in 2024, to further implement the PRC Drug Administration Law. NMPA also has its own set of regulations for the PRC Drug Administration Law, and the primary one governing clinical trial applications, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation, which was latest amended by NMPA in 2020.

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

Non-clinical research

NMPA requires preclinical data to support registration applications for imported and domestic drugs. According to the Drug Registration Regulation, nonclinical safety studies must comply with the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory. In 2003, NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on July 27, 2017, to improve the quality of non-clinical research and began to conduct the Good Laboratories Practice. NMPA promulgated the newly revised Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory on January 19, 2023, which became effective on July 1, 2023. Pursuant to the newly revised Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory, NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research institution. NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical projects. A Good Laboratory Practice Certification will be issued by NMPA if all the relevant requirements are satisfied, which will also be published on NMPA’s website.

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

Conducting clinical trial and the communication with Center for Drug Evaluation

CFDA promulgated the Administration of Quality of Drug Clinical Practice in August 2003, which was further amended on April 23, 2020 and came into effect on July 1, 2020. Pursuant to the Administration of Quality of Drug Clinical Practice, clinical trial means systematical investigation of drugs conducted on human subjects (patients or healthy volunteers) to prove or reveal the function, adverse reactions and/or absorption, distribution, metabolism, and excretion of the drug being investigated, of which the purpose is to determine the therapeutic efficacy and safety of the drug.

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

Currently, we have obtained human generic resources approvals for AN0025, AN2025 and AN4005.

Acceptance of overseas clinical trial data

NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. NMPA issued the Technical Guiding Principles for the Acceptance of Overseas Clinical Trial Data of Drugs, or the Overseas Data Guiding Principles, in July 2018, as one of the implementing rules for the Innovation Opinions, which provides that overseas clinical trial data can be submitted for clinical evaluation information in the process of drug marketing registration applications in China. According to the Overseas Data Guiding Principles, the overseas clinical trial data shall include, amongst others, the clinical trial data obtained overseas by the sponsor in its simultaneous R&D at home and abroad of innovative drugs, and sponsors must ensure the authenticity, integrity, accuracy and traceability of the overseas clinical trial data and such data must be obtained consistent with the relevant requirements under the Good Clinical Trial Practice of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use. Moreover, sponsors shall ensure the scientific design of overseas clinical trials, the compliance of clinical trial quality management system requirements, and the accuracy and integrity of statistical analysis of data. To ensure that the clinical trial design and statistical analysis of the data are scientific and reasonable, for the drugs with simultaneous R&D at home and abroad and forthcoming clinical trials in China, the sponsors may, prior to implementing pivotal clinical trials, contact the Center for Drug Evaluation to ensure the compliance of pivotal clinical trials’ design with the essential technical requirements for drug registration in China. Sponsors must also comply with other relevant sections of the Registration Measures when applying for drug marketing registrations in China using foreign clinical trial data. Currently, we have conducted some multi-center clinical trials overseas, and may apply for drug registrations in China by using overseas clinical trial data in the future.

International multi-center clinical trials regulations

According to the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (for Trial Implementation), or the Multi-Center Clinical Trial Guidelines, promulgated by CFDA in January 2015, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicants plan to implement the international multi-center clinical trials in the PRC, the applicants shall comply with relevant laws and regulations, such as the PRC Drug Administration Law, the Implementing Regulations of the PRC Drug Administration Law and the Administrative Measures for Drug Registration, execute the GCP, make reference to universal international principles such as the ICH-GCP, and comply with the laws and regulations of the countries involved in the international multi-center clinical trials. Where the applicants plan to use the data derived from the international multi-center clinical trials for approval of a drug registration in the PRC, it shall involve at least two countries, including China, and shall satisfy the requirements for clinical trials set forth in the Multi- Center Clinical Trial Guidelines and Administrative Measures for Drug Registration and other related laws and regulations. Currently, we have conducted certain multi-center clinical trials overseas for AN2025, AN0025 and AN4005. If we plan to implement the international multi-center clinical trials in the PRC, we shall comply with relevant laws and regulations accordingly.

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

Special examination and fast track approval

NMPA has adopted several expedited review and approval mechanisms since 2009 and created additional expedited programs in recent years that are intended to encourage innovation. Applications for these expedited programs can be submitted together with the registration package or after the registration submission is admitted for review by the Center for Drug Evaluation. The Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovation promulgated by CFDA on December 21, 2017, clarified that fast track clinical trial applications or drug registration pathways will be available to the innovative drugs. It was further replaced by the Announcement on the Release of Three Documents including the Procedures for the Evaluation of Breakthrough Therapeutic Drugs (Trial) issued by the NMPA on July 7, 2020, the three documents are namely the Procedures for the Evaluation of Breakthrough Therapeutic Drugs (Trial), Procedures for the Evaluation and Approval of the Listing Application for Conditional Approval of Drugs (Trial) and Procedures for Prioritized Evaluation and Approval for Drug Marketing (Trial), among others, which allow the applicant to apply for the breakthrough therapy drug procedure during the Phase I and II clinical trials and normally no later than the commencement of Phase III clinical trials for the innovative or improved drugs which are used for the prevention and treatment of diseases that seriously endanger life or seriously affect quality of life and there is no effective means of prevention and treatment or there is sufficient evidence to show a significant clinical advantage over the existing treatments. In addition, when applying for the marketing licenses for the drugs with obvious clinical value, the applicant can apply for the prioritized evaluation and approval procedure.

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

The Provisions on Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, classify all foreign investment projects into four categories: (i) encouraged projects, (ii) permitted projects, (iii) restricted projects, and (iv) prohibited projects. Investment activities in the PRC by foreign investors were principally governed by the Catalogue of Industries for Guiding Foreign Investment, which was promulgated by the Ministry of Commerce and the National Development and Reform Commission and was abolished by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version), or the Negative List and Catalogue of Industries for Encouraging Foreign Investment (2022 version), or the “Encouraging List.” The Negative List, which came into effect on January 1, 2022, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment.

On December 30, 2019, the Ministry of Commerce and State Administration for Market Regulation jointly promulgated Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which came into effect on the same date. To provide data abroad, any data processor shall apply the security assessment to the national cyberspace administration through the cyberspace administration authority at the provincial level at its locality if it satisfies either of the following condition: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or provides personal information (excluding sensitive personal information) of no less than 1 million individuals or sensitive personal information of not less than 10,000 individuals, accumulatively as of January 1 of the current year, to overseas parties. Where any data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not less than 100,000 but not more than 1 million individuals, or the sensitive personal information of not more than 10,000 individuals, accumulatively as of January 1 of the current year, it shall enter into a standard contract with overseas recipients for provision of personal information abroad or go through the authentication on protection of personal information in accordance with laws. On January 3, 2025, the CAC issued the Draft Measures for Authentication on Protection of Personal Information for Cross-Border Transfer of Personal Information for public comments, to provide further guidance and regulatory requirements on authentication on protection of personal information for cross-border transfer of personal information.

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security, which came into effect on January 1, 2025. Pursuant to these regulations, a network data processer processing the personal information of more than 10 million individuals shall comply with the provisions governing the important data processers. An important data processor shall carry out the risk assessment before any network data is provided by such important data processor, or such important data processor is entrusted to process or jointly process the network data. In addition, the important data processor shall also carry out risk assessments of their network data processing activities every year and submit risk assessment reports to relevant authorities at or above the provincial level. These regulations also stipulate the obligations of the Network platform service providers. Network platform service providers shall specify the network data security protection obligations of third-party product and service providers who access their platforms, through platform rules, contracts or otherwise, and urge third-party product and service providers to strengthen network data security management. Network platform service providers recommending information to individuals in an automatic decision-making manner shall set up a personalized recommendation closing option that is easy to understand, access and operate, and provide users with such functions as refusing to receive recommended information and deleting user tags targeted at their personal characteristics. Where the service provider of a large network platform, which refers to a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data processing activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, provides cross-border network data, it shall comply with the administrative requirements of the State on cross-border data security management and improve the relevant technical and administrative measures to prevent cross-border security risks of network data.

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
Adlai Nortye USA INC
(USA)
100%
Shanghai Adlai Nortye Biopharma Co., Ltd.
(Shanghai, mainland China)

D.  Property, Plant and Equipment

We currently lease all properties for our business operations in the United States and China. As of the date of this annual report, we rent a total of approximately 182 sq.m. of office space in New Jersey, the United States. We also leased three properties in Hangzhou and one property in Shanghai, China, with an aggregate gross floor area of approximately 4,953 sq.m. We believe our current facilities are sufficient to meet our near-term needs, and additional space can be obtained on commercially reasonable terms to meet our future needs. We do not anticipate undue difficulty in renewing our leases upon their expiration. The following table sets forth a summary of the properties leased by us as of the date of this annual report:

Location	Size (in square meters)	Usage of Property	Lease Term
New Jersey, the United States	182.37	Office	July 15, 2024 to July 31, 2027
Hangzhou, PRC	2,236.26	Office	June 1, 2020 to September 30, 2025
Hangzhou, PRC	2,303.90	Office and laboratory	June 1, 2020 to September 30, 2025
Hangzhou, PRC	320.00	Business development	July 31, 2024 to July 31, 2029
Shanghai, PRC	93.00	Office	December 25, 2024 to December 24, 2027

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

As discussed in “Item 17. Financial Statements”, “Item 18. Financial Statements” and Note 4 of our consolidated financial statements, we have revised our previously issued audited consolidated financial statements as of December 31, 2023, and for the years ended December 31, 2023, and our unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024. Accordingly, Management’s discussion and analysis of our financial condition and results of operations have been revised for the effects of the revision.

A.  Operating Results

Overview

We are a global clinical-stage biotechnology company focused on the discovery and development of innovative cancer therapies for patients across the spectrum of tumor types. Our mission is to transform deadly cancer into a chronic and eventually curable disease. We are now developing multiple innovative antitumor drug candidates by leveraging our deep knowledge of cancer biology, as well as significant global R&D and clinical execution capabilities. These drug candidates are currently undergoing clinical trials, many of which are conducted in collaboration with multinational pharmaceutical companies to fully realize their commercialization potential on a global scale. Our combination therapy strategy is directed towards the systematic activation of the immune system through a combination of multiple drugs, aiming to enhance the clinical benefit by achieving superior efficacy and safety while overcoming drug resistance.

We have identified and developed a robust pipeline. Our most advanced program is our lead product AN2025, a pan-phosphoinositide 3-kinase (“PI3K”) inhibitor that is designed to act against solid tumors. AN2025 is currently undergoing a Phase III, multi-regional, randomized, open-label clinical trial for the treatment of recurrent or metastatic HNSCC after anti-programmed death-1 (“PD-1”) or its ligand (“PD-L1”) treatment in more than 180 sites in 18 jurisdictions covering North America, Europe, Asia, and South America. We completed the patient enrollment of this trial in November 2023. We believe that AN2025, if approved, has the potential to be first-to-market, and is currently the only drug candidate in active Phase III clinical trial targeting recurrent or metastatic HNSCC patients after progression on prior anti-PD-1/PD-L1 therapy, potentially addressing a global unmet medical need. AN4005, an oral small molecule PD-L1 inhibitor, is currently being studied in an expansion phase of Phase I clinical trial, with the primary objective of evaluating the safety and efficacy of AN4005 in PD-(L)1 treatment-naïve patients. We have completed the dose escalation phase in 2024 and presented the preliminary results at the 2024 Society for Immunotherapy of Cancer (“SITC”) meeting. AN8025, a multifunctional antibody as T cell and antigen-presenting cell (“APC”) modulator, is currently under IND enabling stage and we expect to submit an IND filing in mid-2025. AN9025, an oral small molecule pan-RAS(ON) inhibitor, is currently under IND enabling stage and we expect to submit an IND in the second half of 2025.

Through our multi-national R&D centers established in New Jersey and Hangzhou, we execute our global vision for drug development innovation. The geographic span of our R&D footprint empowers us to more effectively identify and develop novel early-stage programs, as well as recruit top R&D talents from the U.S. and China. We have assembled a management team and a scientific advisory board with industry leaders and influential scientists, who provide international and strategic guidance to our R&D, business development and operational teams. In addition to building our own R&D capabilities, we continue to seek and secure partnerships with leading multi-national pharmaceutical companies to fully realize the potential of our pipeline programs. We believe our partnerships validate our clinical expertise and reflect confidence in our ability to deliver on our development and commercialization capabilities across a versatile pipeline.

Since our founding, we have incurred significant operating losses. Our net losses were US$58.8 million, US$109.2 (revised) million and US$51.9 million, for the years ended December 31, 2022, 2023 and 2024, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future. In addition, we anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

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

Switzerland

The subsidiary incorporated in Switzerland is subject to a total corporate income tax rate of 11.9%, including 8.5% federal, and Zug cantonal and communal tax, during the period presented on the estimated assessable profits of the Swiss subsidiary. If the main business is operated in other cantons, the combined effective income tax rates, including federal, cantonal, and communal tax, range from 11.27% to 20%.

Results of Operations

The following table summarizes key components of our results of operations for the years/periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
		(revised)
	US$	US$	US$
	(in thousands)
Selected consolidated statements of operations and comprehensive loss:
Revenue	—	—	—
Other operating income, net	259	890	1,940
Administrative expenses	(13,039)	(15,289)	(9,953)
Research and development expenses	(54,490)	(58,152)	(44,915)
Total operating loss	(67,270)	(72,551)	(52,528)
Other income and gains.	2,079	3,303	3,049
Other expenses	(1,395)	(80)	(42)
Investment income	550	62	(4)
Fair value gain on financial assets at FVTPL	484	—	—
Fair value (loss)/gain on financial liabilities at FVTPL	7,195	(39,171)	—
Finance costs	(433)	(791)	(1,944)
Loss before tax	(58,790)	(109,228)	(51,869)
Income tax expense	—	—	—
Loss for the year/period	(58,790)	(109,228)	(51,869)
Attributable to:
Ordinary equity holders of the parent	(58,790)	(109,228)	(51,869)

Research and development expenses

	For the Year Ended December 31,
	2022	2023	2024
		(revised)
	US$	US$	US$
	(in thousands)
CRO service fees	36,383	39,612	29,203
AN2025	22,313	32,510	18,575
AN0025	2,343	4,308	4,429
AN4005	2,210	1,126	3,252
Others	9,517	1,668	2,947
Employee compensation	13,406	14,797	11,950
Depreciation and Amortization	1,425	1,697	1,354
material fees	1,501	677	1,057
Others	1,775	1,369	1,351
Total	54,490	58,152	44,915

Comparison of the fiscal years ended December 31, 2024 and 2023

Revenue

We did not generate any revenue in 2024 and 2023.

Administrative expenses

Our administrative expenses decreased by 34.9%, from US$15.3 million in 2023 to US$10.0 million in 2024, primarily attributable to (i) a decrease in IPO related professional service expenses in 2024. (ii) a decrease in share-based compensation expenses resulting from the vesting schedule of certain stock options in 2024.

Research and development expenses

Our research and development expenses decreased by 22.8%, from US$58.2 million in 2023 to US$44.9 million in 2024, primarily attributable to (i) a decrease of US$10.4 million in the CRO service fees as the completion of patient enrollment for the Phase III clinical trial of project AN2025 in 2023, only relevant clinical operational expenses were incurred in 2024, with no material other CRO service fees required thereafter and (ii) a decrease of US$2.8 million in the payroll expenses as the downsizing of U.S based R&D personnel.

Other income and gains

Our other income and gains decreased by 7.7% from US$3.3 million in 2023 to US$3.0 million in 2024, primarily attributable to a moderate reduction in government grants received during the year 2024.

Fair value changes on financial liabilities at FVTPL

We had fair value loss on financial liabilities at FVTPL of US$39.2 million in 2023 and fair value loss on financial liabilities at FVTPL of US$0 in 2024. This change was primarily due to all of the financial liabilities at FVTPL converted into ordinary shares after IPO with no fair value loss on financial liabilities at FVTPL incurred thereafter.

Loss for the period

For the reasons described above, our loss for the year decreased from US$109.2 (revised) million in 2023 to US$51.9 million in 2024.

Comparison of the fiscal years ended December 31, 2023 and 2022

Revenue

We did not generate any revenue in 2023 and 2022.

Administrative expenses

Our administrative expenses increased by 17.3%, from US$13.0 million in 2022 to US$15.3 million in 2023, primarily attributable to an increase in IPO related professional service expenses in 2023.

Research and development expenses

Our research and development expenses increased by 6.7%, from US$54.5 million in 2022 to US$58.2 million in 2023, primarily attributable to an US$3.2 increase in the CRO service fees as the completion of patient enrollment for the Phase III clinical trial of project AN2025 in the end of 2023.

Other income and gains

Our other income and gains increased by 58.9% from US$2.1 million in 2022 to US$3.3 million in 2023, primarily attributable to additional government grants received in 2023.

Fair value changes on financial liabilities at FVTPL

We had fair value gain on financial liabilities at FVTPL of US$7.2 million in 2022 and fair value loss on financial liabilities at FVTPL of US$39.2 million in 2023. This change was primarily due to increased equity valuation of the company during 2023.

Loss for the period

For the reasons described above, our loss for the year increased from US$58.9 million in 2022 to US$109.2 (revised) million in 2023.

B.  Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development activities and administrative costs associated with our operations. We incurred net loss of US$58.8 million, US$109.2 (revised) million and US$51.9 million for the years ended December 31, 2022, 2023 and 2024. We used US$43.2 million, US$56.7 million and US$51.8 million in cash for our operating activities for the years ended December 31, 2022, 2023 and 2024, respectively.

Currently, our primary sources of liquidity are cash and cash equivalents. As of December 31, 2024, we had US$60.9 million in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits.

Based on our current operating plan, we believe that our current cash and cash equivalents and cash expected to be received from potential future NDA and potential future financing activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we cannot guarantee that the ongoing and planned clinical trials and preclinical studies will be successful. And we cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all, especially taking into account the generally challenging environment for financing of biotech companies. If we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected. These conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table sets forth a summary of our cash flows for the years/periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(43,223)	(56,652)	(51,819)
Net cash (used in)/generated from investing activities	28,376	(10,954)	28,065
Net cash from/(used in) financing activities	(6,780)	116,240	(6,579)
Net increase/(decrease) in cash and cash equivalents	(21,627)	48,634	(30,333)
Cash and cash equivalents at the beginning of the year/period	64,131	42,758	91,492
Effect of foreign exchange rate changes, net	254	100	(257)
Cash and cash equivalents at the end of the year/period	42,758	91,492	60,902

Operating activities

In 2024, we had US$51.8 million net cash used in operating activities. The difference with US$51.9 million of loss before tax on accrual basis was mainly the result of adding back non-cash items such as US$2.5 million of equity-settled share-based expenses. In 2024, US$5.5 million of cash was used in operating assets and liabilities.

In 2023, we had US$56.7 million net cash used in operating activities. The difference with US$109.2 (revised) million of net loss before tax on accrual basis was mainly the result of adding back non-cash items such as US39.2 million fair value loss on financial liabilities at FVTPL, US$4.3 million of equity-settled share-based payment expenses and US$1.2 million depreciation of property, plant and equipment. In 2023, US$6.1 (revised) million was released from operating assets and liabilities, mainly due to our contract liabilities increasing by US$5 million as a result of advanced payments from customer.

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

Investing activities

In 2024, our net cash from investing activities was US$28.1 million, primarily as a result of recovery of investments at amortized cost.

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

Financing activities

In 2024, our net cash used in financing activities was US$6.6 million, primarily as a result of repayment of bank and other borrowings.

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

Capital Expenditures

We made capital expenditures of US$1.2 million, US$0.2 million and US$0.2 million in 2022, 2023 and 2024, respectively. Our capital expenditures were primarily for the purchase of property, plant and equipment and the purchase of intangible assets.

Material Cash Requirements

Contractual obligations and commitments

The following table sets forth material cash requirements from our contractual obligations as of December 31, 2024:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	(in thousands)
Lease liabilities	$471	$335	90	$896

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

The cost of equity-settled transactions with employees for grants is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in Note 24 of our consolidated financial statements included elsewhere in this annual report.

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

Impairment of non-financial assets (other than goodwill)

We assess whether there are any indicators of impairment for all non-financial assets (including long-term equity investments) at the end of each of the relevant periods. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information relating to our directors and executive officers as of the date of this annual report.

Name (1)	Age	Position/Title
Yang Lu	45	Chairman of the Board of Directors, Chief Executive Officer
Ping Ji	60	Director
Lars Erik Birgerson	72	Director
Roger Sawhney	55	Director
Shaorong Liu	46	Independent Director
Ming Lun Alan Tse	45	Independent Director
Cheguo Cai	48	Independent Director
Kaiyang Tang	61	President
Xiaofeng (Alex) Ye	46	Interim Chief Financial Officer, Vice President of Business Development & Commercialization Strategy
Archie Tse	58	Head of Research & Development

The following is a biographical summary of the experience of our directors and executive officers.

Yang Lu co-founded our group and has served as our director since 2006. Currently he also serves as our chief executive officer and the chairman of our board of directors. Mr. Lu has over 20 years of experience in the pharmaceutical industry. Prior to founding our company, Mr. Lu worked at Hybio Pharmaceutical Co., Ltd from April 2003 to March 2004. Mr. Lu obtained his bachelor’s degree in biotechnology from Xiamen University in July 2002, and his EMBA-Executive Master of Business Administration from China Europe International Business School in September 2012.

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

Lars Erik Birgerson has served as our director since September 2023. He served as the president and chief executive officer of Adlai Nortye USA INC from July 2018 to July 2024 and served as our chief medical officer from July 2021 to July 2024. Dr. Birgerson has more than 32 years of experience in the pharmaceutical industry. Prior to joining us, Dr. Birgerson served as the vice president and head of global and US medical affairs at Roche Pharmaceuticals in Basel, Switzerland; the vice president of medical affairs at Genentech in California, the United States; and the senior vice president of medical affairs at BMS in New Jersey, the United States. From January 2016 to date, Dr. Birgerson has served as the president and senior advisor of The Birgerson Group in New Jersey, the United States. Since February 2016, Dr. Birgerson has also served as the global medical consultant of Delcath Systems Inc. Dr. Birgerson received his Doctor of Medicine and doctorate of philosophy from Uppsala University at Uppsala, Sweden in June 1977 and June 1990 respectively. Dr. Birgerson has been a specialist of obstetrics and gynecology certified by the National Swedish Board of Health and Welfare since December 14, 1984. Further, he was certified as a licensed physician by the National Swedish Board of Health and Welfare in Sweden on February 19, 1980.

Roger Sawhney has served as our director since August 2024. He has nearly thirty years of financial and strategic expertise across the life sciences industry. Dr. Sawhney currently serves as the Chief Financial Officer of LB Pharmaceuticals, a neuro-psych focused Company, based in New York City. From September 2022 to December 2023, Dr. Sawhney served as the Chief Financial Officer of Garuda Therapeutics, Inc. From March 2020 to May 2022, Dr. Sawhney served as the Chief Financial Officer of Omega Therapeutics, Inc., a pioneer in mRNA-based therapeutics for precision gene modulation, and he served as the Chief Business Officer of Omega from May 2022 to September 2022. From September 2018 to August 2020, Dr. Sawhney served at KKR & Co. Inc., a global investment firm, as Director of its healthcare investment platform in the Americas where his work focused on investments across private and growth equity in the healthcare sector. From July 2009 to August 2012, Dr. Sawhney served as Senior Vice President and Head of Global Corporate Strategy for Novartis AG, as well as Senior Vice President of Corporate Strategy and Business Development for Outcome Health from February 2017 to February 2018. Dr. Sawhney also served as Partner with Bain & Company from August 2012 to February 2017 and the Boston Consulting Group from 1996 to 2009, where he managed numerous client engagements across the life sciences, med-tech and digital health sectors. Dr. Sawhney holds an M.D. from Harvard Medical School and a B.A. in Economics from Stanford University.

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

Ming Lun Alan Tse has served as our independent director since September 2023. Mr. Tse has more than 20 years of experience in financial management and accounting. Mr. Tse currently serves as an independent non-executive director of Tian Ge Interactive Holdings Ltd. (HKEx: 1980). Previously, Mr. Tse served as an accountant at KPMG from September 2002 to May 2005, a senior analyst at Techtronic Industries Co., Ltd from May 2005 to May 2007. Mr. Tse also served as a senior manager of corporate planning and development, a senior manager of corporate planning and development at Next Horizon Company Limited from September 2007 to August 2009, and a project and business development manager of finance and administration department at Richemont Asia Pacific Limited from September 2009 to October 2011. Mr. Tse served as a general manager of Jebsen Capital from November 2011 to December 2023. Mr. Tse obtained his bachelor of business administration in accounting and finance from the University of Hong Kong in December 2002. He has been a fellow member of the Association of Chartered Certified Accountants (ACCA) since December 2005.

Cheguo Cai has served as our independent director since September 2023. He has more than 17 years of experience in the biology and immunology industries. Dr. Cai has served as chief scientist at Shenzhen Beike Biotech Co., Ltd. since May 2021 and as professor at Hangzhou Institute for Advanced Study, UCAS since December 2022. From February 2017 to November 2022, Dr. Cai served as professor at the Medical Research Institute and Frontier Science Center for Immunology and Meta, Wuhan University. Dr. Cai served as associate professor and postdoctoral fellow at Shanghai Institute of Biochemistry and Cell Biology, Chinese Academy of Sciences from April 2015 to January 2017 and from October 2011 to March 2015, respectively. Before that, from October 2010 to September 2011, he served as postdoctoral fellow at Tulane University in the United States. From August 2005 to August 2007, he served as research assistant at Institut Pasteur of Shanghai, Chinese Academy of Sciences. Dr. Cai obtained his bachelor’s degree and master’s degree in biology in Xiamen University in July 2002 and July 2005, respectively. He obtained his doctoral degree in microbiology in Institut Pasteur of Shanghai, Chinese Academy of Sciences in July 2010.

Kaiyang Tang has served as our president since July 2024. He was our senior vice president and global head of clinical operations from August 2018 to July 2024. Dr. Tang has more than 20 years of experience in the pharmaceutical industry. From 1990 to 1997, he served as study coordinator at Elizabeth General Medical Center. From 1997 to 1999, Dr. Tang served as global site coordinator and clinical research associate at Covance Inc. Dr. Tang served as senior clinical program manager at Pfizer Corporation from 1999 to 2003. From 2003 to 2007, he served as clinical program leader and medical monitor at Pliva Inc. From 2007 to 2010, he served as vice president and head of clinical and regulatory affairs at Hutchison MediPharma Ltd. From 2010 to date, he has served as chief medical officer, head of clinical and regulatory at Generon Inc. Dr. Tang obtained his medical doctor degree from Capital Institute of Medicine in the PRC in 1986. He obtained his MBA degree from Rutgers, the State University of New Jersey in 1999.

Xiaofeng (Alex) Ye has served as our interim chief financial officer since January 2025 and our vice president of business development & commercialization strategy since April 2022, bringing over 15 years of expertise in business development, sales, marketing, and commercialization within the biopharmaceutical industry. In his previous role, Dr. Ye was the Vice President of Business Development at inVentiv Health (now Syneos Health), a leading global biopharma solutions provider. During his tenure, he played a key role in the successful commercial launches of branded pharmaceutical products across the U.S. and European markets. Additionally, Dr. Ye demonstrated leadership in the Asia-Pacific region by managing commercial business units and establishing medical education teams for multinational pharmaceutical companies in China. Before his work at inVentiv Health, Dr. Ye served as Regional Sales Manager at GenScript in New Jersey, followed by his role as Business Development Director at Patheon (now part of Thermo Fisher Scientific), a global leader in biologics CDMO services. Dr. Ye holds a Bachelor of Science and a Master of Science from Xiamen University and earned his Ph.D. at the University of Texas MD Anderson Cancer Center.

Archie Tse has served as our head of research and development since March 2024. Prior to joining us, Dr. Archie Tse served as the Chief Scientific Officer, Senior Vice President, Head of Research and Early Clinical Development, and Head of CMC Department of CStone Pharmaceuticals. Before that, Dr. Tse held leadership positions in multinational companies, including MSD and Daiichi-Sankyo. Dr. Tse obtained his Doctor of Medicine degree and his Doctor of Biochemistry and Molecular Biology degree from University of Southern California.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately US$2.64 million in cash and benefits to our directors and executive officers. For stock option grants to our executive officers and directors, see “— Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our operating subsidiary in the PRC is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Amendment, termination and suspension. Unless terminated earlier, the 2020 Share Incentive Plan shall continue in effect for a term of ten years. Our board of directors may at any time amend, alter, suspend, or terminate the 2020 Share Incentive Plan, subject to applicable laws and our articles of association. Termination shall not affect the Administrator’s ability to exercise the powers granted to it under the 2020 Share Incentive Plan prior to such termination. No ordinary shares shall be delivered or sold under the plan after the termination thereof, except upon exercise of an award granted prior to the termination of the plan.

2023 Share Incentive Plan

In April 2023, we adopted our 2023 share incentive plan, which amended and replaced the 2020 Share Incentive Plan and became effective in September 2023. The maximum aggregate number of ordinary shares that may be issued under this 2023 Share Incentive Plan is 15,000,000, including any reserved and issued share under the 2020 Share Incentive Plan held by Nortye Talent Limited and Nortye International Limited. As of the date of this annual report, awards for an aggregate of 12,045,647 ordinary shares under the 2023 Share Incentive Plan have been granted.

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

Amendment and termination. Unless terminated earlier, the 2023 Share Incentive Plan shall continue in effect for a term of ten years. Our board of directors may at any time amend, alter, suspend, or terminate the 2023 Share Incentive Plan, subject to applicable laws and our articles of association. Termination shall not affect the Administrator’s ability to exercise the powers granted to it under the 2023 Share Incentive Plan prior to such termination. No ordinary shares shall be delivered or sold under the plan after the termination thereof, except upon exercise of an award granted prior to the termination of the plan.

The following table summarizes, as of the date of this annual report, the awards granted to our directors and executive officers:

	Number of Ordinary
	Shares Underlying
Name	Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yang Lu	3,200,000		2.0	31/05/2021	31/05/2031
	1,200,000	(1)	-	01/01/2025	-
Lars Erik Birgerson	*		1.1	08/09/2020	08/09/2030
	*		2.2	01/04/2022	01/04/2032
Kaiyang Tang	*		1.1	08/09/2020	08/09/2030
	*		1.8	01/11/2020	01/11/2030
	*		2.2	01/04/2022	01/04/2032
Xiaofeng (Alex) Ye	*		1.1	08/09/2020	08/09/2030
	*		1.8	01/11/2020	01/11/2030
	*		2,2	01/04/2022	01/04/2032
	*	(1)	-	03/06/2024	-
Roger Sawhney	*	(1)	-	25/10/2024	-
All directors and executive officers as a group	5,337,751

Notes:

*	Less than 1% of our total outstanding shares as of the date of this annual report.
(1)	Represents restricted share units.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Stock Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yang Lu, Shaorong Liu and Cheguo Cai. Yang Lu is the chairperson of our nominating and corporate governance committee. Shaorong Liu and Cheguo Cai satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

D. Employees

As of December 31, 2022, 2023 and 2024, we had 129, 127 and 123 full-time employees, respectively. Our employees are mainly based in China and the United States. The following table sets forth the number of our employees by function as of December 31, 2024:

	Number of Employees	% of Total
Research and Development	84	68
Management, Finance, Administrative and Others	39	32
Total	123	100

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

The calculations in the table below are based on 93,710,803 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding as of the date of this annual report, being the total ordinary shares issued and outstanding.

			% of Beneficial
			Ownership
			(of total Class A
			ordinary shares	% of
	Class A	Class B	and Class B	aggregate
	ordinary shares	ordinary shares	ordinary shares)	voting power***
Directors and Executive Officers**:
Yang Lu(1)	3,200,000	16,990,000	18.2	74.0
Lars Erik Birgerson	*	—	*	*
Kaiyang Tang	*	—	*	*
Xiaofeng (Alex) Ye	*	—	*	*
Roger Sawhney	*	—	*	*
Ping Ji	—	—	—	—
Shaorong Liu	—	—	—	—
Ming Lun Alan Tse	—	—	—	—
Cheguo Cai	—	—	—	—
Archie Tse	—	—	—	—
All directors and executive officers as a group	4,262,751	16,990,000	19.2	74.3

Principal Shareholders:
Archer Future Limited(1)	—	16,990,000	15.3	73.1
ATCG Holdings Limited(2)	6,868,657	—	6.2	2.0
JIN YIN (BVI) LIMITED(3)	6,060,000	—	5.5	1.7
UNIQUE MARK VENTURES LIMITED(4)	5,750,790	—	5.2	1.6
Nortye Talent Limited(5)	5,862,427	—	5.3	1.7
Nortye International Limited(6)	8,963,805	—	8.1	2.6

Notes:

*	Less than 1% of our total outstanding shares.
**	The business address of Yang Lu is c/o P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands; the business address of the rest of our directors and executive officers is 685 US Hwy 1, 2nd floor, North Brunswick Township, NJ 08902 U.S.

***	For each person and group included in this column, percentage voting power is calculated by dividing voting power beneficially owned by such person or group by voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters subject to vote at our general meeting. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder thereof at any time upon written notice to our company, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
(1)	Represents (i) 16,990,000 Class B ordinary shares held by Archer Future Limited, a British Virgin Islands company wholly owned by Sagitta Future Limited, which is in turn wholly owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited is holding these shares as the trustee for the benefit of Mr. Yang Lu and his family members. Mr. Lu is the settlor of the trust. Under the terms of this trust, Mr. Lu is able to exercise voting rights and dispositive rights attached to the Class B ordinary shares held by Archer Future Limited. The registered address of Archer Future Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The registered address of Trident Trust Company (HK) Limited is 14th floor, Golden Centre, 188 des Voeux Road Central, Hong Kong; and (ii) 3,200,000 Class A ordinary shares issuable pursuant to options exercisable within 60 days after the date of this annual report that are held by Mr. Lu.
(2)	Represents 6,868,657 Class A ordinary shares held by ATCG Holdings Limited, a limited company incorporated in British Virgin Islands. ATCG Holdings Limited is controlled by Mr. Hui Shao through a trust and of which Mr. Shao and his family members are the beneficiaries. The registered address of ATGC Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Represents 6,060,000 Class A ordinary shares held by JIN YIN (BVI) LIMITED, a British Virgin Islands company wholly owned by Shanghai Gaopei Duwei Biotechnology Co. Hangzhou Jingyin Investment Partnership (Limited Partnership) and Hangzhou Jingfeng Investment Management Company hold 99.0% and 1.0% equity interests in Shanghai Gaopei Duwei Biotechnology Co., respectively. The general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership) is Hangzhou Jingfeng Investment Management Company. Hangzhou Jingfeng Investment Management Company is wholly-owned by Shijun Feng. The registered address of JIN YIN (BVI) LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Shanghai Gaopei Duwei Biotechnology Co. is Room 2207A, No. 28, Maji Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, China. The registered address of Hangzhou Jinyin Investment Partnership (Limited Partnership) is Room 357, No.88-2, Yuanshuaimiaohou, Shangcheng District, Hangzhou, China. The registered address of Hangzhou Jingfeng Investment Management Company is Room 606-47, Building 1, No. 217, Wujiang Road, Shangcheng District, Hangzhou, China.
(4)	Represents 5,750,790 Class A ordinary shares held by UNIQUE MARK VENTURES LIMITED, a British Virgin Islands company wholly owned by RONGXI HONGKONG INVESTMENT MANAGEMENT LIMITED, which is in turn wholly owned by Zhuhai Rongxi Capital Investment LLP. Zhuhai Rongxi Capital Investment LLP is ultimately controlled by the Industrial and Commercial Bank of China Limited, a PRC state-owned bank and a public company, and the voting and/or dispositive power with respect to the shares owned by UNIQUE MARK VENTURES LIMITED is exercised jointly by members of the asset management department of the Industrial and Commercial Bank of China Limited, rather than any specific individuals. The registered address of UNIQUE MARK VENTURES LIMITED is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of RONGXI HONGKONG INVESTMENT MANAGEMENT LIMITED is Unit 9, 15/F., Laws Commercial Plaza, 788 Cheung Shan Wan Road, Lai Chi Kok, Kowloon, Hong Kong. The registered address of Zhuhai Rongxi Capital Investment LLP is Room 105, No. 6, Baohua Road, Hengqin New District, Zhuhai, China. The registered address of the Industrial and Commercial Bank of China Limited is No. 55, Fuxingmennei Street, Xicheng District, Beijing, China.
(5)	Represents 4,814,625 Class A ordinary shares and 349,267 ADS (representing 1,047,802 class A ordinary shares) held by Nortye Talent Limited, a British Virgin Islands company wholly owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited is holding these shares as the trustee for the benefit of certain employees of the Company in the trust. We are the settlor of this trust. Under the terms of this trust, the sole member of the advisory committee, Mr. Jun Zhou, is able to exercise voting rights attached to the Class A ordinary shares held by Nortye Talent Limited as of the date of this annual report. The registered address of Nortye Talent Limited is P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(6)	Represents 1,962,297 Class A ordinary shares and 2,333,836 ADS (representing 7,001,508 class A ordinary shares) held by Nortye International Limited, a British Virgin Islands company wholly owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited is holding these shares as the trustee for the benefit of certain employees of the Company in the trust. We are the settlor of this trust. Under the terms of this trust, the sole member of the advisory committee, Mr. Xiao Zhang, is able to exercise voting rights attached to the Class A ordinary shares held by Nortye International Limited as of the date of this annual report. The registered address of Nortye International Limited is P.O. Box 146, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, approximately 1.0% of our outstanding Class A ordinary shares are held by one record holder in the United States. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. In April 2009, the SAT issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books, and records, company seals, and board and shareholder meeting minutes are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under the Notice of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or SAT Circular 7, which was issued on February 3, 2015 and amended on October 17, 2017 and December 29, 2017, and the Notice of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which was issued on October 17, 2017 and amended on June 15, 2018, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and ADSs by investors through a public stock exchange where such shares or ADSs are acquired on a public stock exchange are currently exempt from these indirect transfer rules under SAT Circular 7 and SAT Circular 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we should not be taxed under these Circulars.

United States Federal Income Tax Considerations

The following discussion is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of ADSs or ordinary shares by U.S. Holders (as defined below) as of the date hereof that hold ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in the ADSs or ordinary shares. This discussion is based on the Code, its legislative history, existing, temporary and proposed regulations promulgated thereunder, published rulings, court decisions, and the income tax treaty between the U.S. and the PRC (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the statements provided below.

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

●	brokers or dealers in securities or currencies;

●	mutual funds and pension plans;

●	traders in securities that elect to use a mark-to-market method of tax accounting for securities holdings;

●	banks or certain financial institutions;

●	insurance companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	S-corporations, partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

●	regulated investment companies or real estate investment trusts;

●	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated investment;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons whose functional currency for tax purposes is not the U.S. dollar;

●	persons holding ADSs or ordinary shares in connection with a trade or business or permanent establishment outside the United States;

●	U.S. expatriates; or

●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of the Company’s voting stock or (ii) the total value of all classes of its stock (including ADSs or ordinary shares).

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

Dividends

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If the Company makes cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits according to U.S. federal income tax principles. Accordingly, you should expect that distributions on ADSs or ordinary shares, if any, will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC tax law, it is eligible for the benefits of the Treaty, (2) the Company is neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. The Company expects ADSs (but not its ordinary shares), which the Company has been approved to list on the Nasdaq Global Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate with respect of the ADSs and the Company’s ordinary shares.

As described under “Taxation — People’s Republic of China taxation,” the Company may be classified as a “resident enterprise” of China. In the event that the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and are eligible for the benefits of the Treaty, dividends, if any, the Company pays on its ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the favorable tax rate applicable to long-term capital gains, subject to applicable limitations and provided that the Company is not (and is not treated with respect to the U.S. Holder as) a PFIC for the taxable year of the distribution or the preceding taxable year. U.S. Holders should consult their tax advisors regarding the availability of this tax rate for dividends paid with respect to the Company’s ADSs and ordinary shares. Dividends paid on ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Any amount withheld in respect of PRC withholding tax will be treated as distributed to you for purposes of determining the amount of any taxable dividend. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable PRC withholding taxes imposed on dividends received on ADSs or ordinary shares. For example, under the Foreign Tax Credit Regulations, in absence of a valid election to claim the benefits of an applicable income tax treaty, in order for any such foreign taxes to be creditable, foreign income tax rules of the applicable jurisdiction must be consistent with certain U.S. federal income tax principles. The Company has not determined whether the PRC income tax system meets these principles. Additionally, a U.S. Holder that is eligible to claim benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any PRC withholding taxes with respect to which the holder is entitled to obtain a refund from the PRC taxing authorities. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of, and the various limitations on their ability to, claim the foreign tax credit under their particular circumstances.

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

Gains from dispositions of ADSs or ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within China for PRC tax purposes or result from an “indirect transfer” (see “— PRC Taxation.”) In that case, the amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S.-source income. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as PRC-source gain for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Recently finalized Treasury regulations may also impose additional limitations on the creditability of any PRC tax on sales or dispositions of ADSs or ordinary shares. For instance, such Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains on dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The Company also notes that any PRC VAT will not be creditable for foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, the U.S. Holder would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities (subject to certain elections described below, if timely made) and special U.S. tax reporting requirements.

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

Based on current estimates of its gross income and the value of its gross assets (including goodwill) and the manner in which the Company conducts its business, the Company does not expect to be a PFIC for U.S. federal income tax purposes for the 2025 taxable year, but there can be no assurance that the Company will not be a PFIC for 2025 or any future taxable year as PFIC status is tested for each taxable year and will depend on the composition of its assets and income and the value of its assets (which may fluctuate significantly with its market capitalization) in such taxable year. With certain exceptions, the Company does not currently generate any income from its primary business, and its gross income is currently comprised primarily of interest and other investment income (which is passive) and governmental grants and the Option Grant Fee (which are both likely to be active income). Therefore, its PFIC status under the income test for any taxable year in which the Company does not generate significant income from its primary business, including the current taxable year, will likely depend on the relative amounts of government grants and the Option Grant Fee against the amounts of interest and other passive income the Company earns. The receipt of governmental grants is subject to various conditions and there can be no assurance that the Company will continue to receive governmental grants in future taxable years or as to the amount of governmental grants that the Company will receive in any taxable year. Additionally, the Option Grant Fee is not a reoccurring payment in future taxable years and is subject to repayment if certain conditions under the Nippon Kayaku Agreement are not satisfied. The Company cannot assure you that such conditions under the Nippon Kayaku Agreement will be satisfied and that the option grant fee will not be subject to repayment to Nippon Kayaku. Further, the Company will hold a substantial amount of cash and cash equivalents following the offering and while the Company continues to do so, its PFIC status for any taxable year will depend on the value of its goodwill. The value of its goodwill may be determined, in large part, by reference to the market price of the ADSs and ordinary shares, which is likely to be volatile given the nature of its business and the current market conditions. Therefore, the Company could be a PFIC for any taxable year if its market capitalization were to decrease significantly while it holds substantial cash and cash equivalents, or if the gross income that the Company and its subsidiaries earn from investing the portion of the cash raised in the offering is substantial in comparison with the gross income from its business operation. Furthermore, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not challenge its application of the PFIC rules. Accordingly, the Company cannot assure you that it will not become a PFIC for the current or any future taxable year. Its counsel expresses no opinion with respect to the Company’s expectations contained in this paragraph.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, it generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless the Company ceases to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is timely made, the U.S. Holder will be deemed to have sold the ADSs and ordinary shares held by the U.S. Holder at their fair market value on the last day of the last taxable year in which the Company were a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the ADSs and ordinary shares for purposes of the PFIC rules. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

If the Company were a PFIC for any taxable year during which you held the ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” the Company makes and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether the Company continues to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, the ADSs or ordinary shares. Distributions in respect of ADSs or ordinary shares during a taxable year in which the Company is a PFIC would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which the Company were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if the Company were a PFIC (or treated as a PFIC with respect to you) for any taxable year in which the Company makes a distribution or the preceding taxable year, such distribution would not qualify for taxation at the more favorable tax rate if the Company were deemed to be a PRC resident enterprise under PRC tax law, as discussed in the “Dividends” section above.

Under certain attribution rules, if the Company were a PFIC for any taxable year in which you hold the ADSs or ordinary shares, you would be deemed to own your proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax under the PFIC rules described in the preceding paragraphs on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC.

You might be able to make a “mark-to-market” election with respect to the ADSs, but not its ordinary shares, in order to elect out of the tax treatment discussed above. If you make a valid mark-to-market election, you will include in gross income for each taxable year that the Company is treated as a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs as of the close of such taxable year over your adjusted basis in such ADSs. You will be permitted a deduction for the excess, if any, of the adjusted basis of your ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on any sale or other disposition of ADSs, will be treated as ordinary income. Ordinary loss treatment also will apply to the deductible portion of any mark-to-market loss on ADSs, as well as to any loss realized on a sale or disposition of ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in your ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs generally will apply to distributions by us, except that the favorable rate discussed in the “Dividends” section above that may apply if the Company is deemed to be a PRC resident enterprise under PRC tax law will not apply to any distribution if the Company is a PFIC (or treated as a PFIC with respect to you) in the taxable year of the distribution or the preceding taxable year. If a U.S. Holder makes a mark-to-market election in respect of ADSs and the Company ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that the Company is not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. For those purposes, the Company expects that the ADSs will each be treated as marketable stock upon their listing on the Nasdaq Stock Market, which the Company expects to be a qualified exchange for these purposes. The Company anticipates that the ADSs should qualify as being regularly traded, although there can be no assurance in this regard. U.S. Holders of ordinary shares are advised to consult their own tax advisor regarding their eligibility to make such election. Because a mark-to-market election cannot technically be made for equity interests in lower-tier PFICs that the Company owns, if the Company is a PFIC for any taxable year, a U.S. Holder generally will continue to be subject to the general PFIC rules with respect to the holder’s indirect interest in any investments held by the Company that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election if the Company were a PFIC, as well as the impact of such election on interests in any lower-tier PFICs. The PFIC rules provide for a separate election, referred to as a qualified electing fund election, which, if available, results in a tax treatment different from (and generally less adverse than) the general PFIC tax treatment described above. That election, however, will not be available to you as the Company does not intend to provide the information you would need to make or maintain that election.

If you own the ADSs or ordinary shares during any taxable year that the Company is a PFIC, you will generally be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your own tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the elections discussed above.

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

We prepare and publish our consolidated financial statements in U.S. dollars. Revenue and expenses incurred in Renminbi will be translated into U.S. dollars when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the Renminbi against U.S. dollar could have a material effect on our financial performance. Assuming Renminbi weakens by 10% against U.S. dollar, our cash and cash equivalents as of December 31, 2024 would decrease by US$4.3 million, or 7.1%.

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

D.   American Depositary Shares

As an ADS holder, you will be required to pay the following service fees to the depositary, The Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	●	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

	●	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A ordinary shares underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

The F-1 Registration Statement was declared effective by the SEC on September 28, 2023. For the period from the effective date of the F-1 Registration Statement to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.0 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.3 million in other costs and expenses for our initial public offering. We received approximately US$87.5 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 28, 2023, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, we used US$41.1 million of the net proceeds from our initial public offering and US$46.4 million have not yet used. As of the date of this annual report, there have been no material changes in the use of proceeds as disclosed in the F-1 Registration Statement.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, on December 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC because of the material weakness in our internal control over financial reporting described below.

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

During the year ended December 31, 2024, we identified material weaknesses related to the incorrect application of accounting standards in relation to the treatment for the sale of an exclusive option to enter into a license agreement, due to our lack of personnel with specialist accounting knowledge. The material weakness resulted in the revision of our audited consolidated financial statements as of and for the year ended December 31, 2023 and unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024. The impact of this revision is more fully described in Note 4 to our audited consolidated financial statements included elsewhere in this annual report. Our management concluded that our internal control over financial reporting was not effective due to (i) inadequate segregation of duties and effective risk assessment; and (ii) lack of personnel with adequate knowledge of IFRS. These material weaknesses continue to exist as of December 31, 2024.

Ongoing Remediation of Material Weaknesses

During the year ended December 31, 2024, our management, with the oversight of the audit committee of our board of directors, has taken substantial measures toward remediating our internal control over financial reporting deficiencies contributing to the material weaknesses identified above. These remediation efforts include the following and we will continue to implement the following measures: (i) hiring additional accounting and financial reporting personnel with IFRS and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations, and (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, our management, with the oversight of the audit committee of our board of directors, has taken substantial measures toward remediating the control deficiencies contributing to the material weaknesses identified in prior year. We were developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes. As a result of these changes, the material weakness of insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both IFRS and SEC guidelines for reporting and compliance as identified during the year ended December 31, 2023 were remediated as of December 31, 2024.

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

	Year Ended December 31,
	2024	2023
	(U.S. dollars in thousands)
Audit Fees(1)
Mazars USA LLP	231	757
BDO China Shu Lun Pan Certified Public Accountants LLP	450	—
Tax Fees(2)
KPMG	102	162

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and review of documents filed with the SEC and fees for services rendered in connection with our initial public offering in 2023.

(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2024.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Independent Registered Public Accounting Firm

On February 14, 2025, the Company’s audit committee dismissed Forvis Mazars as the Company’s independent registered public accounting firm.

From June 1, 2024 through February 14, 2025, the period during which Forvis Mazars was engaged as the Company’s independent registered public accounting firm, there were no disagreements with Forvis Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Forvis Mazars, would have caused Forvis Mazars to make reference to the subject matter of the disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F in connection with any reports it would have issued, and there were no “reportable events” as such term is described in Item 16F(a)(1)(v) of Form 20-F. Forvis Mazars did not issue any reports on the Company’s financial consolidated statements during the period which Forvis Mazars was engaged as the Company’s independent registered public accounting firm.

The Company has provided Forvis Mazars with a copy of the foregoing disclosure, and requested that Forvis Mazars furnish the Company with a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of the letter from Forvis Mazars addressed to the SEC dated February 14, 2025, was filed as Exhibit 99.1 to the current report on Form 6-K filed with the SEC on February 14, 2025.

(b) Engagement of New Independent Registered Public Accounting Firm

The Company’s audit committee approved, and the Company’s board of directors ratified the engagement of BDO and appointed BDO as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024, effective February 14, 2025.

During the past two fiscal years ended December 31, 2022 and 2023, and the subsequent period through February 14, 2025, neither the Company nor anyone on the Company’s behalf consulted with BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or (ii) the type of audit opinion that might be rendered on financial statements, and no written report nor oral advice was provided to the Company that BDO concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (iii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing three Class A Ordinary Shares, are listed on the Nasdaq Stock Market. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks relating to the ADSs— As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Company’s insider trading policy was approved on April 21, 2023 and took effect on October 3, 2023. A copy of the Company’s insider trading policy is filed as Exhibit 11.2 to this annual report.

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

In 2024, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business — Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.”

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

Our management has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel. Our management and the security team, including our chief financial officer and our IT manager, are responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes extensive knowledge in the industry, previous work experience being security supervisors for years and degrees in software engineering.

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

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the related notes required by Item 18 are included in this annual report, beginning on page F-1.

ITEM 19.  EXHIBITS

Exhibit
Number	Description of Document

1.1*	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3*	Form of Deposit Agreement, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder

2.4	Description of Securities

4.1*	Form of Employment Agreement between the Registrant and its executive officers

4.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.3*	Adlai Nortye Ltd. 2020 Share Incentive Plan

4.4*	Adlai Nortye Ltd. 2023 Share Incentive Plan

4.5+*	License Agreement, dated as of December 22, 2017, between the Registrant and Novartis

4.6+*	License Agreement, dated as of January 19, 2018, between the Registrant and Eisai

4.7+*	Right and Interest Transfer Agreement dated as of November 15, 2021, between the Registrant and Biotime

4.8+*	Option agreement dated as of April 26, 2023, between the Registrant and Nippon

4.9*	Subscription Agreement between the Registrant and Nippon Kayaku Co., Ltd., dated July 27, 2023

8.1	List of Principal Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2	Insider Trading Policy

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

97.1**	Recovery Policy

101	INS XBRL Instance Document

101	SCH XBRL Taxonomy Extension Schema Document

101	CAL XBRL Taxonomy Extension Calculation Linkbase Document

101	LAB XBRL Taxonomy Extension Label Linkbase Document

101	PRE XBRL Taxonomy Extension Presentation Linkbase Document

101	DEF XBRL Taxonomy Extension Definitions Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-273465), initially filed on July 27, 2023 and incorporated herein by reference.

**	Previously filed as Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 19, 2024 and incorporated herein by reference.

+	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adlai Nortye Ltd.

	By:	/s/ Yang Lu
		Name:	Yang Lu
		Title:	Chief Executive Officer
Date: April 30, 2025

ADLAI NORTYE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Adlai Nortye Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Adlai Nortye Ltd. (the “Company”) as of December 31, 2024, the related consolidated statement of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cashflows from operations. These conditions, along with other matters set forth in Note 2.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of Matter - Revision to Previously Issued Consolidated Financial Statements

As discussed in Note 4 to the consolidated financial statements, the 2023 consolidated financial statements have been revised to correct a misstatement.

We also audited the adjustments described in Note 4 to revise the 2023 consolidated financial statements to correct a misstatement. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustments as described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company's auditor since 2024.

Shanghai, The People’s Republic of China

April 30, 2025

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

New York, New York

April 19, 2024

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

LOSS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2022	2023	2024
			revised
		$’000	$’000	$’000
REVENUE		—	—	—
Other operating income, net		259	890	1,940
General and administrative expense	5	(13,039)	(15,289)	(9,953)
Research and development expenses	6	(54,490)	(58,152)	(44,915)
Total operating loss		(67,270)	(72,551)	(52,928)
Other income and gains		2,079	3,303	3,049
Other expenses		(1,395)	(80)	(42)
Investment income		550	62	—
Share of profits of investments accounted for using the equity method		—	—	(4)
Fair value gain on financial assets at fair value through profit or loss (“FVTPL”)		484	—	—
Fair value (loss)/gain on financial liabilities at FVTPL	21	7,195	(39,171)	—
Finance costs	7	(433)	(791)	(1,944)
LOSS BEFORE TAX		(58,790)	(109,228)	(51,869)
Income tax expense	8	—	—	—
LOSS FOR THE YEAR		(58,790)	(109,228)	(51,869)
Attributable to:
Ordinary Equity Holders of the Parent		(58,790)	(109,228)	(51,869)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified to profit or loss
Exchange differences on translation of the financial statements of subsidiaries		(3,157)	(82)	(294)
Other comprehensive loss for the year, net of tax		(3,157)	(82)	(294)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(61,947)	(109,310)	(52,163)
Attributable to:
Ordinary Equity Holders of the Parent		(61,947)	(109,310)	(52,163)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted
Loss for the year ($ per share)	10	(2.31)	(2.52)	(0.54)
Weighted average common shares outstanding	10	25,440,000	43,342,068	95,776,708

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2023	2024
		revised
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	11	91,492	60,902
Financial assets at FVTPL	16	7	7
Prepayments, other receivables and other assets	14	2,696	3,141
Other receivables -related party		—	14
Short-term investments at amortized cost	17	7,000	—
Total current assets		101,195	64,064
Non-current assets
Property, plant and equipment	12	2,646	1,743
Right-of-use assets	13	1,154	962
Other intangible assets		63	40
Other receivables and other assets	14	282	304
Long-term equity investments	15	—	4,157
Long-term investments at amortized cost	17	24,849	—
Total non-current assets		28,994	7,206
Total assets		130,189	71,270
LIABILITIES
Current liabilities
Trade payables		14,348	10,146
Contract Liabilities	18	—	5,000
Other payables and accruals	19	4,247	3,413
Interest-bearing bank borrowings	20	30,357	26,330
Lease liabilities	13	722	471
Total current liabilities		49,674	45,360
Non-current liabilities
Contract Liabilities	18	5,000	—
Lease liabilities	13	469	425
Total non-current liabilities		5,469	425
Total liabilities		55,143	45,785
SHAREHOLDERS’ (DEFICIT)/ EQUITY
Class A Ordinary shares (par value of $0.0001 per share; 93,710,805 shares outstanding as of December 31, 2023; and 93,710,803 shares outstanding as of December 31, 2024)	22	9	9
Class B Ordinary shares (par value of $0.0001 per share; 16,990,000 shares outstanding as of December 31, 2023 and 2024, )	22	2	2
Share premium	23	438,707	439,016
Share based payments reserve	24	18,018	20,311
Exchange fluctuation reserve	23	(4,241)	(4,535)
Accumulated deficit		(377,449)	(429,318)
Total shareholders’ (deficit)/equity		75,046	25,485
Total liabilities and shareholders’ (deficit)/equity		130,189	71,270

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Attributable to owners of the parent
			Series A	Share			Total
			convertible	based	Exchange		Shareholders’
	Ordinary	Share	preferred	payments	fluctuation	Accumulated	(deficit)/
	Shares	Premium	shares	reserve	reserve	deficit	equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
	(note 22)	(note 23)	(note 21)	(note 24)	(note 23)
At January 1, 2022	4	6,415	10,980	7,606	(1,002)	(209,431)	(185,428)
Loss for the year	—	—	—	—	—	(58,790)	(58,790)
Other comprehensive income for the year:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(3,157)	—	(3,157)
Share-based payments	—	—	—	6,082	—	—	6,082
At December 31, 2022	4	6,415	10,980	13,688	(4,159)	(268,221)	(241,293)
At January 1, 2023	4	6,415	10,980	13,688	(4,159)	(268,221)	(241,293)
Loss for the year	—	—	—	—	—	(109,228)	(109,228)
Other comprehensive income for the year:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(82)	—	(82)
Issuance of ordinary shares	1	91,779	—	—	—	—	91,780
Conversion of Financial liabilities at FVTPL	5	329,534		—	—	—	329,539
Conversion of Series A convertible preferred shares	1	10,979	(10,980)				—
Share-based payments	—	—	—	4,330	—	—	4,330
At December 31, 2023 (revised)	11	438,707	—	18,018	(4,241)	(377,449)	75,046
At January 1, 2024	11	438,707	—	18,018	(4,241)	(377,449)	75,046
Issuance of ordinary shares	—	—	—	—	—	—	—
Vesting of restricted shares		28		(28)			—
Exercise of share options	—	281	—	(129)	—	—	152
Loss for the period	—	—	—	—	—	(51,869)	(51,869)
Other comprehensive income for the period：	—	—		—	—	—
Exchange differences on translation of the financial statements of subsidiaries	—	—	—		(294)		(294)
Share-based payments	—	—	—	2,450	—	—	2,450
At December 31, 2024	11	439,016	—	20,311	(4,535)	(429,318)	25,485

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2022	2023	2024
			revised
		$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss		(58,790)	(109,228)	(51,869)
Adjustments for:
Finance costs	7	433	791	1,944
Investment income		(550)	(62)	—
Investment income from long term equity investment		—	—	4
Interest income from investment at amortized cost		—	—	(701)
Fair value (gain)/loss on financial liabilities at FVTPL	21	(7,195)	39,171	—
Fair value gain on financial assets at FVTPL		(484)	—	—
Loss/(gain) on disposal of items of property, plant and equipment		(7)	—	23
Depreciation of property, plant and equipment	12	931	1,213	982
Amortization of intangible assets		20	25	22
Depreciation of right-of-use assets	13	1,090	984	866
Equity-settled share-based payment expenses	24	6,082	4,330	2,450
(Increase)/Decrease in prepayments, other receivables and other assets		4,346	(436)	(460)
(Increase)/Decrease in non-current assets		128	45	(22)
Increase in trade payables		10,117	1,252	(4,202)
Increase in other payables and accruals		656	263	(856)
Increase in contract liabilities		—	5,000	—
Net cash flows used in operating activities		(43,223)	(56,652)	(51,819)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	12	(1,249)	(200)	(170)
Purchases of intangible assets		(19)	—	—
Proceeds from disposal of items of property, plant and equipment		17	1	33
Purchases of financial assets at FVTPL	16	(58,980)	(7)	—
Disposal of financial assets at FVTPL		88,057	21,039	—
Purchases of investments at amortized cost		—	(31,849)	(60,546)
Recovery of short-term investments at amortized cost		—	—	92,259
Interest received from investment at amortized cost		—	—	701
Addition of investments in associate		—	—	(4,212)
Received investment income of financial assets at FVTPL		550	62	—
Net cash flows provided/(used in) from investing activities		28,376	(10,954)	28,065
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		—	91,780	—
Addition of bank borrowings	20	7,897	50,234	44,702
Bank borrowings interest paid		(292)	(602)	(1,871)
Repayment of bank borrowings	20	(13,315)	(24,069)	(48,542)
Exercise of share options		—	—	152
Payment for lease liabilities	13	(1,070)	(1,103)	(1,020)
Net cash flows (used in)/from financing activities		(6,780)	116,240	(6,579)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(21,627)	48,634	(30,333)
Cash and cash equivalents at beginning of year	11	64,131	42,758	91,492
Effect of foreign exchange rate changes, net		254	100	(257)
CASH AND CASH EQUIVALENTS AT END OF YEAR	11	42,758	91,492	60,902

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024

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

The Company is an investment holding company. The Company through its subsidiaries (collectively, the “Group”) were involved in the research and development of pharmaceutical products.

As of the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

				Percentage
				of equity
		Date and place of	Issued ordinary	attributable to
		incorporation / registration	share/	the Company
Name	Notes	and place of operations	registered capital	Direct	Indirect	Principal activities
Alpine Bioscience Ltd. (“Alpine BVI”)		British Virgin Islands 8 January 2018	One share of par value $1	100%	—	Investment holding
Adlai Nortye USA Inc (“Adlai US”)		The United States 30 January 2018	10,000 shares of par value $0.0001 each	—	100%	Clinical studies and testing, and technology development and transfer
Adlai Nortye (Switzerland) AG (“Adlai Swiss”)		Switzerland 21 June 2022	100 shares of par value CHF1’000 each	—	100%	Investment holding
Adlai Nortye PTE.LTD (“Adlai SGP”)		Singapore 22 April 2022	Two shares of par value $1	—	100%	Investment holding
Adlai Nortye (HK) Limited (“Adlai HK”)		Hong Kong 24 April 2018	HKD 0.001	—	100%	Investment holding
Adlai Nortye Biopharma Co., Ltd* (“Adlai Hangzhou”)		the People’s Republic of China (“PRC”)/Mainland China 14 September 2004	RMB 200,000	—	100%	Product research and development, technology transfer and consulting services business
Shanghai Adlai Nortye Biopharma Co., Ltd* (“Adlai Shanghai”)		the People’s Republic of China (“PRC”)/Mainland China 22 December 2021	RMB 10,000	—	100%	Product research and development, technology transfer and consulting services business

*	The English name of the subsidiary registered in the PRC represents the best efforts made by management of the Company to translate its Chinese name as the subsidiary does not have an official English name.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.	MATERIAL ACCOUNTING POLICIES

2.1	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

2.2	BASIS OF PREPARATION

The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standards). All IFRS Accounting Standards together with the relevant transitional provisions, have been adopted by the Group in the preparation of the Consolidated Financial Statements throughout the relevant periods covered by the consolidated financial statements (“Relevant Periods”).

Going Concern

The Group incurred a loss for the year of $51,869 (2023: $109,228) and had net cash outflows from operating activities of $51,819 (2023: $56,652) for the year ended 31 December 2024. As of December 31, 2024, the Group’s balance of cash and cash equivalents was $60,902 and the Group had net current assets of $18,704.

The Group expect to release the topline results of the Phase III clinical trial of the project AN2025 in the second quarter. Provided the overall survival “OS” benefit results, the group expect to submit the New Drug Application (“NDA”) to the Food and Drug Administration (“FDA”) in the second half of 2025, followed by further marketing approval applications to National Medical Products Administration (“NMPA”), European Medicines Agency (“EMA”), Pharmaceuticals and Medical Devices Agency (“PMDA”) and other authorities.

According to the Option Agreement with Nippon Kayaku, upon satisfaction of the NDA condition, Nippon Kayaku shall have the right to enter into an exclusive license agreement. Under the license agreement, Nippon Kayaku will be obligated to pay the Group US$10 million upon submission of an NDA and up to an aggregate amount of approximately US$800 million upon (i) the achievement of regulatory milestones, including receipt of certain approvals from the PMDA for different indications, and (ii) the achievement of sales-based milestones based on annual sales for all Licensed Products.

In addition, the Group may seek to raise additional funds to achieve its development goals for its research and development programs through:

●	Potential strategic transactions such as business development partnerships and license out deals;

●	Potential loan rollovers by banks and additional credit facilities;

●	Potential public or private securities offerings;

The consolidated financial statements as of and for the year ended December 31, 2024, have been prepared on a going concern basis assuming the company will continue to operate for the foreseeable future.

The group cannot guarantee that the ongoing and planned clinical trials and preclinical studies will be successful. The Group cannot guarantee that it will be able to obtain the necessary financing, through any of the foregoing measures or otherwise, to meet its needs or to obtain funds at acceptable terms and conditions, on a timely basis, or at all, especially taking into account the generally challenging environment for financing of biotech companies. If the Group fails to maintain sufficient cash and financing, the Group may not have sufficient cash flows to fund its business, operations and capital expenditure and its business and financial position will be adversely affected.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.3	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

New Accounting Standards and Interpretations not yet mandatory or early adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in the Consolidated Financial Statements.

Effective for accounting year beginning on or after
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Group expects that these standards will not have a significant effect on the Group’s financial performance and financial position.

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

When the Group loses control of a subsidiary, the assets and liabilities of that subsidiary and non-controlling interests (if any) are derecognised. The consolidated entity recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates or joint ventures are incorporated in the consolidated financial statements using the equity method of accounting. The financial statements of associates and joint ventures used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Under the equity method, an investment in an associate or a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. Changes in net assets of the associate/joint venture other than profit or loss and other comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Group. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The Group assesses whether there is an objective evidence that the interest in an associate or a joint venture may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group applies IFRS 9, including the impairment requirements, to long-term interests in an associate or joint venture to which the equity method is not applied and which form part of the net investment in the investee. Furthermore, in applying IFRS 9 to long-term interests, the Group does not take into account adjustments to their carrying amount required by IAS 28 (i.e. adjustments to the carrying amount of long-term interests arising from the allocation of losses of the investee or assessment of impairment in accordance with IAS 28).

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in the investee with a resulting gain or loss being recognised in profit or loss. When the Group retains an interest in the former associate or joint venture and the retained interest is a financial asset within the scope of IFRS 9, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition. The difference between the carrying amount of the associate or joint venture and the fair value of any retained interest and any proceeds from disposing the relevant interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) upon disposal/partial disposal of the relevant associate or joint venture.

When a group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognised in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

Operating segments

Operating segments are presented using the ‘management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The Company operates and manages its business as one operating segment, which is the business of developing innovative targeted and immune- modulating cancer therapies. The Board of Directors, who is considered to be the CODM, reviews financial information on an aggregate basis for purposes of allocating resources, assessing performance and monitoring budget versus actuals. The measure of segment assets and liabilities are reported on the statements of financial position as total assets and liabilities. All segment items included in net loss are reported on the statements of operations and comprehensive loss and described within their respective disclosures.

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Plant and machinery	10%
Office equipment	20%
Motor vehicles	19%
Electronic equipment	20% to 33%
Leasehold improvements	The shorter of remaining lease terms or estimated useful lives

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Research and development costs

The Group does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalization of development costs. All research costs are charged to expense as incurred.

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

The Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(a)	Right-of-use assets

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

Offices	3 to 5 years
Office equipment	5 years

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

The Group’s trade and other payables are subsequently measured at amortized cost using the effective interest rate method. Other financial liabilities include derivative financial instruments, interest-bearing bank and other borrowings and certain financial instruments designated at FVTPL.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Upfront fees

Upfront payment is allocated to the performance obligations based on the Group’s best estimate of their relative stand-alone selling prices. Upfront payments is recorded as a contract liability upon receipt. The Group recognizes revenues from non-refundable upfront fees at a point in time when the transfer of control of the intellectual property to the counterparty occurs and the counterpary is able to use and benefit from the intellectual property.

Contract liabilities are presented on the consolidated statements of financial position as either current or non-current based upon forecasted performance.

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Interest income from cash in bank and investment at amortized cost were recorded in the Other operating income, net.

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

The cost of equity-settled transactions with employees for grants is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model, further details of which are given in note 24 to the Consolidated Financial Statements.

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

For grant of RSUs, the total amount to be expensed is determined by reference to the fair value of the Company’s shares at the grant date. In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purpose of recognizing the expenses during the period between service commencement date and grant date.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

Finance costs

Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings.

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

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.4	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

3.	MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Fair value of financial liabilities measured at FVTPL

The fair value of the financial liabilities, including convertible redeemable preferred shares, convertible loans, forwards and warrants, are measured at FVTPL and determined using the valuation techniques, including the discounted cash flow method and the back-solve method. Such valuation requires the Group to make estimates of the key assumptions including the risk-free interest rate, discount for lack of marketability (“DLOM”) and volatility, which are subject to uncertainty and might materially differ from the actual results. Further details are included in note 21 to the Consolidated Financial Statements.

Fair value of share-based payment

The fair value of the awarded shares is determined at the grant dates by the binomial option-pricing model. Significant estimates on assumptions, including the underlying equity value, discount rate, expected volatility, and dividend yield, are made by management. Further details are included in note 24 to the Consolidated Financial Statements.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

3.	MATERIAL ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are contained in note 8 to the Consolidated Financial Statements.

Uncertain tax positions

In assessing any uncertainty over income tax treatments, the Group considers whether it is probable that the relevant tax authority will accept the uncertain tax treatment used, or proposed to be used, by individual group entities in their income tax filings. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, the entity shall determine the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value, depending on which method the entity expects to better predict the resolution of the uncertainty.

The Group has evaluated the uncertain tax position of each of the companies within the Group as of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

4.	Revision to Previously Issued Consolidated Financial Statements

The Company has revised its previously issued consolidated financial statements for the year ended December 31, 2023 to correct the accounting treatment for the sale of an exclusive option to enter into a license agreement, which had been recorded in the Company’s revenue. Following the revision, the Company has made adjustments in successive period, including to its previously furnished unaudited consolidated financial results as of and for the six months ended June 30, 2024. The Company has determined that it is more appropriate under IFRS 15, Revenue from Contracts with Customers to defer the non-refundable option fees since the performance obligation has not been met and recognize revenues at the earlier of recognized as revenue when those future goods or services are provided, or the option period expires. The impact of the revision was a US$5.0 million reduction to the Company’s revenue and US$0.6 million reduction to the Company’s income tax expense for the year ended December 31, 2023. Correspondingly, the Company’s contract liability increased by US$5.0 million, accumulated deficit increased by US$4.4 million, Other payables and accruals decrease by US$0.6 million as of December 31, 2023 and as of June 30, 2024 respectively. The revision was non-cash in nature and did not have any impact on the Company’s total assets, or consolidated statements of cash flows. The Company assessed the materiality of the error on our prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin No. 99, Materiality, codified in ASC 250-10, Accounting Changes and Error Corrections, and concluded that this revision was not material to the Company's 2023 consolidated financial statements and 2024 half-year financial results.

The following tables present the impact of the revision to prior period consolidated financial statements:

	For the year ended December 31, 2023
	As previously reported	Adjustment	As revised
Revenue	5,000	-5,000	—
Loss before tax	-104,228	-5,000	-109,228
Income tax expense	-643	643	—
Loss for the year	-104,871	-4,357	-109,228
Total comprehensive loss	-104,953	-4,357	-109,310
Net loss per share basic	-2.42	-0.10	-2.52
Net loss per share-diluted	-2.42	-0.10	-2.52

	As of December 31, 2023
	As previously reported	Adjustment	As revised
Contract liability - non current	—	5,000	5,000
Other payables and accruals	4,890	-643	4,247
Accumulated deficit	-373,092	-4,357	-377,449
Total Shareholder’s equity	79,403	-4,357	75,046

	As of June 30, 2024
	As previously reported	Adjustment	As revised
Contract liability - current	-	5,000	5,000
Other payables and accruals	3,790	-643	3,147
Accumulated deficit	-400,704	-4,357	-405,061
Total Shareholder’s equity	53,368	-4,357	49,011

5.	General and administrative expenses

	2022	2023	2024
	$’000	$’000	$’000
Employee compensation	8,200	6,173	5,994
Professional services	2,570	6,382	1,735
Depreciation and Amortization	609	465	510
Office expense	684	475	437
Others	976	1,794	1,277
Total	13,039	15,289	9,953

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

6.	Research and development expenses

	2022	2023	2024
	$’000	$’000	$’000
CRO service fees	36,383	39,612	29,203
Employee compensation	13,406	14,797	11,950
Depreciation and Amortization	1,425	1,697	1,354
material fees	1,501	677	1,057
Others	1,775	1,369	1,351
Total	54,490	58,152	44,915

7.	FINANCE COSTS

An analysis of finance costs is as follows:

	Year ended December 31,
	2022	2023	2024
	$’000	$’000	$’000
Interest expenses on bank and other borrowings	295	708	1,894
Interest expenses on lease liabilities	138	83	50
Total	433	791	1,944

8.	INCOME TAX

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

Pursuant to the relevant regulations on extension for expiries of unused tax losses of High and New Technology Enterprises and Small and Medium-sized Technological Enterprises issued in August 2018, the accumulated tax losses that did not expire from 2018 will have expiries extending from 5 years to 10 years from then on. Adlai Hangzhou qualified as a High and New Technology Enterprise during the years 2022 to 2024.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

8.	INCOME TAX (continued)

The income tax expense of the company for the Relevant Periods is analyzed as follows:

Year ended December 31,
	2022	2023	2024
revised
	$’000	$’000	$’000
Current	—	—	—
Deferred	—	—	—
Total	—	—	—

A reconciliation of the tax expense applicable to loss before tax at the statutory rate to the tax expense at the effective tax rate is as follows:

	Year ended December 31,
	2022	2023	2024
		revised
	$’000	$’000	$’000
Loss before tax	(58,790)	(109,228)	(51,869)
Tax at the statutory tax rate (25%)	(14,698)	(27,307)	(12,967)
Foreign rate differential	2,933	15,111	3,349
Expenses not deductible for tax	2,171	126	92
Income not subject to tax	(4)	—	—
Additional deductible allowance for qualified research and development costs	(1,681)	(2,338)	(1,506)
Non tax-effective share-based payments	—	—	2,150
Unrecognized deferred tax assets	11,279	14,408	8,882
Current income tax expense	—	—	—
Tax charge at the Group’s effective rate	—	—	—%

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

8.	INCOME TAX (continued)

A deferred tax asset has not been recognised for the following:

	Year ended December 31
	2023	2024
	revised
	$’000	$’000
Deductible temporary differences	13,306	14,080
Unused tax losses	29,876	37,984
Total	43,182	52,064

The Group has accumulated tax losses arising in Adlai Hangzhou in Mainland China of $108,956 and $133,937 as of December 31, 2023 and 2024, respectively, that will expire in five to ten years after the loss incurring year for offsetting against future taxable profits.

The Group also has accumulated tax losses in the U.S. of $60,568 and $78,743 as of December 31, 2023 and 2024, respectively, that can be carried forward indefinitely to offset against future taxable profits of the companies in which losses were incurred, subject to 80% taxable income limitation annually.

Uncertain Tax Position

The Company did not identify any significant uncertain tax position for each of the periods presented. The Group did not incur any interest related to uncertain tax position, did not recognize any penalties as income tax expense and also does not anticipate any significant change in uncertain tax position within 12 months from December 31, 2024.

9.	DIVIDENDS

No dividends have been declared and paid by the Company or the Group during the Relevant Periods.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 25,440,000, 43,342,068 and 95,776,708 in issue during the years ended December 31, 2022, 2023 and 2024, respectively.

Basic loss per share is computed on the basis of the weighted average number of ordinary shares outstanding during the period of the financial statements.

Diluted loss per share of ordinary stock is computed on the basis of the weighted average number of shares of ordinary stock and dilutive securities (such as stock options, restricted shares and convertible securities) outstanding. As of December 31, 2022 the Company had 64,300,522 dilutive shares consisting of 57,543,414 relating to convertible preferred stock and 6,757,108 relating to options. As of December 31, 2023 the Company had 3,869,554 dilutive shares relating to options. As of December 31, 2024 the Company had 920,000 dilutive shares relating to restricted shares. Dilutive securities that have an anti-dilutive effect on diluted loss per share are excluded from the calculation.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2022, 2023 and 2024 in respect of a dilution as the impact of the outstanding share options, restricted stock units and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.

11.	CASH AND CASH EQUIVALENTS

	2023	2024
	$’000	$’000
Cash on hand	1	—
Cash at bank	91,491	60,902
Total	91,492	60,902

12.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Plant and	Office	Motor	Electronic
	improvements	machinery	equipment	vehicles	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2023, net of accumulated depreciation	1,774	1,673	33	151	82	3,713
Additions	28	27	—	127	18	200
Depreciation provided during the year	(700)	(416)	(20)	(43)	(34)	(1,213)
Disposals	—	—	—	—	(1)	(1)
Exchange differences	(25)	(23)	—	(3)	(2)	(53)
At December 31, 2023, net of accumulated depreciation	1,077	1,261	13	232	63	2,646
As of December 31, 2023
Cost	2,519	3,373	148	322	228	6,590
Accumulated depreciation	(1,442)	(2,112)	(135)	(90)	(165)	(3,944)
Net carrying amount	1,077	1,261	13	232	63	2,646

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Leasehold	Plant and	Office	Motor	Electronic
	improvements	machinery	equipment	vehicles	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2024, net of accumulated depreciation	1,077	1,261	13	232	63	2,646
Additions	—	51	—	58	61	170
Depreciation provided during the year	(669)	(220)	(7)	(55)	(31)	(982)
Disposals	—	(13)	—	(44)	2	(55)
Exchange differences	(9)	(16)	9	(3)	(17)	(36)
At December 31, 2024, net of accumulated depreciation	399	1,063	15	188	78	1,743
As of December 31, 2024
Cost	2,241	2,450	139	293	257	5,380
Accumulated depreciation	(1,842)	(1,387)	(124)	(105)	(179)	(3,637)
Net carrying amount	399	1,063	15	188	78	1,743

During the Relevant Periods, none of the Group’s property, plant and equipment were pledged.

There was no impairment for the Group’s property, plant and equipment during the Relevant Periods.

13.	LEASES

The Group has lease contracts of properties and used in its operation with lease terms between 2 and 5 years.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the Relevant Periods are as follows:

	Offices	Office equipment	Total
	$’000	$’000	$’000
As of January 1, 2023	2,086	76	2,162
Additions	—	—	—
Depreciation provided during the year	(931)	(53)	(984)
Exchange differences	(23)	(1)	(24)
As of December 31, 2023	1,132	22	1,154

	Offices	Office equipment	Total
	$’000	$’000	$’000
As of January 1, 2024	1,132	22	1,154
Additions	687	0	687
Depreciation provided during the year	(851)	(15)	(866)
Exchange differences	(13)	(0)	(13)
As of December 31, 2024	955	7	962

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

13.	LEASES (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the Relevant Periods are as follows:

Lease liabilities
$’000
As of January 1, 2023	(2,237)
Additions	—
Accretion of interest recognized during the year	(83)
Payments	1,103
Exchange differences	26
As of December 31, 2023	(1,191)
As of January 1, 2024	(1,191)
Additions	(687)
Accretion of interest recognized during the year	(50)
Payments	1,020
Exchange differences	12
As of December 31, 2024	(896)

	2023	2024
	$’000	$’000
Analyzed into:
Current portion	722	471
Non-current portion	469	425
Total	1,191	896

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	Year ended December 31,
	2022	2023	2024
	$’000	$’000	$’000
Interest on lease liabilities	133	83	50
Depreciation charge of right-of-use assets	1,090	984	866
Total amount recognized in profit or loss	1,223	1,067	916

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

14.	PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2023	2024
	$’000	$’000
Current:
Prepayments (Note i)	2,337	1,981
VAT deductible tax	135	910
Deposits and other receivables	224	250
	2,696	3,141
Non-current:		—
Deposits and other receivables	—	—
Prepaid expenses	282	304
	282	304
Total	2,978	3,445

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

The Group seeks to maintain strict control over its outstanding receivables to minimize credit risk. Long aging balances are reviewed regularly by senior management. In view of the fact that the Group’s deposits and other receivables relate to a large number of diversified counterparties, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its deposits and other receivable balances.

15.	Long-term equity investments

The following entity have been included in the consolidated financial statements using the equity method:

		Proportion of ownership
		Interest held
	Country of incorporation	As of December 31,
Name	Principle place of business	2024	2023
Hangzhou Tangchuang Weilai Technology Co., Ltd (“Hangzhou Tangchuang”)	the People’s Republic of China	40%	100%

In March 2024, Shareholder of Hangzhou Tangchuang agreed to increase the company’s registered capital from RMB 10,000 to RMB100,000, with an additional investment of RMB70,000 from Hangzhou Hongxi Business Management Co., Ltd and an additional investment of RMB20,000 from Adlai Hangzhou. After this capital increase, the Group accounting for 30% of the registered capital in Hangzhou Tangchuang. And Hangzhou Tangchuang would no longer be a subsidiary within the Group’s scope of consolidation.

As of March 20, 2024, the Group had not made any capital injection to Hangzhou Tangchuang, and Hangzhou Tangchuang had not engaged in any substantive business activities. As of December 31, 2024, the Group had made a capital injection of RMB30,000 to Hangzhou Tangchuang, representing a 40% equity interest.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

15.	Long-term equity investments (continued)

	2023	2024
	$’000	$’000
At the beginning of the year	—	—
Addition	—	4,212
Share of current year results	—	(4)
Dividends	—	—
Exchange differences	—	(51)
At the end of the year	—	4,157

a)	Summarized financial information (material associate)

Hangzhou Tangchuang

As of December 31, 2024
$’000
Current assets	10,376
Current liabilities	17

Net Assets(100%)	10,393
Company share of net assets(40%)	4,157

Period from March 20, 2024 to December 31, 2024
Loss from continuing activities	(10)
Comprehensive income	(10)

16.	FINANCIAL ASSETS AT FVTPL

	As of December 31,
	2023	2024
	$’000	$’000
Current:
Wealth management product	7	7
Total	7	7

During the Relevant Periods, the Group used surplus capital to purchase dual currency structured deposit and wealth management product from domestic commercial banks, which preserved capital and liquidity.

The wealth management product held as of December 31, 2023 and 2024 was an investment into a money market fund that invests in short-term debt instruments such as treasury bills, certain certificates of deposit, bonds, government gilts and commercial paper. The returns on all of the financial product was not guaranteed, hence their contractual cash flows did not qualify solely as payments of principal and interest. Therefore, those products were accounted at fair value through profit or loss. Further details are included in note 25(c) NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

17.	Investment at amortized cost

	As of December 31,
	2023	2024
	$’000	$’000
Short-term investments at amortized cost	7,000	—
Long-term investments at amortized cost	24,849	—
Total	31,849	—

Short-term investment at amortized cost represent time deposits placed with banks with original maturities between three months and one year.

Long-term investment at amortized cost represent time deposits placed with banks with original maturities more than one year.

Interests received from investment at amortized cost were recorded in the Other operating income, net. As of December 31, 2024, all such investments have been recovered.

18.	Contract liabilities

Total
$’000
As of January 1, 2023	—
Customer prepayments	5,000
Revenue recognized	—
Effect of foreign exchange rate changes	—
As of December 31, 2023	5,000
Customer prepayments	—
Revenue recognized	—
Effect of foreign exchange rate changes	—
As of December 31, 2024	5,000

As of December 31, 2023 and 2024, US$5.0 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next one year as contractual milestones are achieved.

19.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2023	2024
	revised
	$’000	$’000
Other payables and accruals (Note i)	303	275
Tax payable	130	75
Payroll and bonus payables	3,814	3,063
Total	4,247	3,413

Note i:

Other payables and accruals are unsecured, non-interest-bearing and repayable on demand. The fair values of other payables and accruals at the end of each of the Relevant Periods approximated to their corresponding carrying amounts.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

20.	INTEREST-BEARING BANK BORROWINGS

	As of December 31,
	2023	2024
	$’000	$’000
Non Revolving Facility, 4.2% interest, due March 26, 2024, guaranteed (Note i)	2,824	—
Non Revolving Facility, 4.0% interest, due September 17, 2024, guaranteed (Note ii)	1,412	—
Non Revolving Facility, 4.0% interest, due September 18, 2024, guaranteed (Note ii)	1,412	—
Non Revolving Facility, 4.0% interest, due April 15, 2024, guaranteed (Note iii)	4,235	—
Non Revolving Facility, 6.77% interest, due November 27, 2024, guaranteed (Note iv)	3,000	—
Non Revolving Facility, 6.0% interest, due November 04, 2024, guaranteed (Note v)	10,650	—
Non Revolving Facility, 6.3% interest, due December 26, 2024, guaranteed (Note iv)	4,000	—
Non Revolving Facility, 4.0% interest, due December 25, 2024, guaranteed (Note i)	2,824	—
Non Revolving Facility, 6.57% interest, due February 26, 2025, guaranteed (Note iv)	—	3,000
Non Revolving Facility, 3.85% interest, due February 13, 2025, guaranteed (Note iii)	—	4,174
Non Revolving Facility, 3.40% interest, due October 28, 2025, guaranteed (Note i)	—	2,782
Non Revolving Facility, 5.50% interest, due November 2, 2025, guaranteed (Note v)	—	10,810
Non Revolving Facility, 3.30% interest, due November 27, 2025 (Note vi)	—	1,391
Non Revolving Facility, 3.50% interest, due March 21, 2025 (Note vii)	—	1,391
Non Revolving Facility, 3.50% interest, due December 22, 2025 (Note vii)	—	1,391
Non Revolving Facility, 3.50% interest, due December 12, 2025 (Note vii)	—	1,391
Total	30,357	26,330

	Bank borrowings	Total
	$’000	$’000
As of January 1, 2023	4,307	4,307
Additions	50,234	50,234
Repayments	(24,069)	(24,069)
Effect of foreign exchange rate changes	(115)	(115)
As of December 31, 2023	30,357	30,357
Additions	44,702	44,702
Repayments	(48,542)	(48,542)
Effect of foreign exchange rate changes	(187)	(187)
As of December 31, 2024	26,330	26,330

All of the Group’s bank borrowings were obtained from third party financial institutions. As of December 31, 2023 and 2024, the Group’s credit facilities were $30,357 and $26,330, respectively, of which nil and nil was unused by the Group.

Notes:

(i)	In March 2023, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 20,000 and at an interest rate of 4.20% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. The non-revolving facility agreement was repaid at the maturity date of March 26, 2024. And in March 2024, Adlai Hangzhou repaid it at the maturity date.

In December 2023, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 20,000 and at an interest rate of 4.00% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. The non-revolving facility agreement was repaid at the maturity date of December 25, 2024. And in October 2024, Adlai Hangzhou repaid it before the maturity date.

In October 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 20,000 and at an interest rate of 3.40% per annum. The non-revolving facility agreement will be repaid at the maturity date of October 28, 2025.

(ii)	In September 2023, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 4.00% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. The non-revolving facility agreement was repaid at the maturity date of September 17, 2024. And in March 2024, Adlai Hangzhou repaid it before the maturity date.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

20.	INTEREST-BEARING BANK BORROWINGS (continued)

In September 2023, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 4.00% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. The non-revolving facility agreement was repaid at the maturity date of September 18, 2024. And in March 2024, Adlai Hangzhou repaid it before the maturity date.

(iii)	In October 2023, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 30,000 and at an interest rate of 4.00% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. The non-revolving facility agreement was repaid at the maturity date of April 15, 2024. And in April 2024, Adlai Hangzhou repaid it at the maturity date.

In June 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 30,000 and at an interest rate of 3.85% per annum. The non-revolving facility agreement was repaid at the maturity date of February 13, 2025. And in February 2025, Adlai Hangzhou repaid it at the maturity date

(iv)	In November 2023, Adlai US entered into a non-revolving facility agreement for a facility amount of USD 3,000 and at an interest rate of 6.77% per annum, guaranteed by Adlai Hangzhou and Adlai Cayman. The non-revolving facility agreement was repaid at the maturity date of November 27, 2024. And in November 2024, Adlai US repaid it at the maturity date.

In December 2023, Adlai US entered into a non-revolving facility agreement for a facility amount of USD 4,000 and at an interest rate of 6.30% per annum, guaranteed by Adlai Hangzhou and Adlai Cayman. The non-revolving facility agreement was repaid at the maturity date of December 26, 2024. And in December 2024, Adlai US repaid it at the maturity date.

In February 2024, Adlai US entered into a non-revolving facility agreement for a facility amount of USD 3,000 and at an interest rate of 6.57% per annum, guaranteed by Adlai Hangzhou and Adlai Cayman. The non-revolving facility agreement was repaid at the maturity date of February 26, 2025. And in February 2025, Adlai US repaid it at the maturity date.

(v)	In November 2023, Adlai Cayman entered into a non-revolving facility agreement for a facility amount of USD 10,650 and at an interest rate of 6.00% per annum, guaranteed by Adlai Hangzhou. The non-revolving facility agreement was repaid at the maturity date of November 4, 2024. And in November 2024, Adlai Cayman repaid it at the maturity date.

In November 2024, Adlai Cayman entered into a non-revolving facility agreement for a facility amount of USD 10,810 and at an interest rate of 5.50% per annum, guaranteed by Adlai Hangzhou . The non-revolving facility agreement will be repaid at the maturity date of November 2, 2025.

(vi)	In November 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.30% per annum. The non-revolving facility agreement will be repaid at the maturity date of November 27, 2025.

(vii)	In December 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement was repaid at the maturity date of March 21, 2025. And in March 2025, Adlai Hangzhou repaid it before the maturity date

In December 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement will be repaid at the maturity date of December 22, 2025.

In December 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement will be repaid at the maturity date of December 12, 2025.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	FINANCIAL LIABILITIES AT FVTPL

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

In June 2018, to accommodate the Group’s Reorganization plan, certain onshore investors (“Series B Onshore Investors”) entered into convertible loan subscription agreement (the “Series B Loan Agreement”) with Adlai Hangzhou to issue a loan (the “Series B Convertible Loans”) to Series B Onshore Investors for a total consideration of RMB165,000. Meanwhile, the Company entered into a forward contract with these Series B Onshore investors to grant them an option (“Series B Preferred Shares Forward”) to convert Series B Convertible Loans issued by Adlai Hangzhou to 6,600,000 series B convertible redeemable preferred shares (“Series B Preferred Shares”) of the Company, at par value of $ 0.0001 per share, upon completion of the Reorganization. Pursuant to the Series B Loan Agreement, these loans bore interest at 15% per annum and shall mature upon the exercise of the Series B Preferred Shares Forward. The Series B Onshore Investors agreed Adlai Hangzhou’s obligation of repayment the principal and accrued interests of these loans will be automatically relieved with the exercise of Series B Share Purchase Forward upon completion of the Reorganization. From April to May 2020, the Series B Onshore Investors have exercised their Series B Share Purchase Forward and converted their Series B Convertible Loans to an aggregate of 6,600,000 Series B Preferred Shares.

Concurrently, certain offshore investors (“Series B Offshore Investors”) subscribed 6,907,896 Series B Preferred Shares (“Series B Preferred Shares”) for a total consideration of $27,000. The Series B Onshore Investors and Series B Offshore Investors are collectively referred to as “Series B Investors”.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	FINANCIAL LIABILITIES AT FVTPL (continued)

Qualified IPO means an underwriter initial public offering of the Company completed no later than the earlier of (i) September 7, 2023 and (ii) two years after the date of Closing of the Series D Preferred Shares and which occurs on the New York Stock Exchange, NASDAQ, Hong Kong Exchanges and Clearing Market or such other reputable stock exchange approved by the a majority of all of the investor directors with (i) the pre-public offering market capitalization of no less than $650,000, unless otherwise agreed by the investor directors; and (ii) shares held by the investors can be listed for trading or otherwise disposed of without transfer restrictions after any applicable statutory lock-up period.

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

The movements of the Group’s financial liabilities at FVTPL are set out as follows:

	Series B	Series C	Series D
	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Total
	$’000	$’000	$’000	$’000

At January 1, 2023	90,384	97,132	102,852	290,368
Change in fair value	13,943	15,207	10,021	39,171
Conversion into ordinary shares upon IPO	(104,327)	(112,339)	(112,873)	(329,539)
At December 31, 2023	—	—	—	—
Change in fair value	—	—	—	—
Conversion into ordinary shares upon IPO	—	—	—	—
At December 31, 2024	—	—	—	—

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

22.	ORDINARY SHARES

Issued and fully paid:

	Number of	Ordinary
	shares	Shares
		$’000
As of 1 January 2023	25,440,000	3
Issuance of ordinary shares	12,717,391	1
Conversion of Series A convertible preferred shares	14,560,000	1
Conversion of Financial liabilities at FVTPL	42,983,414	5
As at 31 December 2023	95,700,805	10
Exercise of share options	131,268	—
Vesting of RSUs	15,000	—
Cancel of ordinary shares	(2)	—
As at 31 December 2024	95,847,071	10

The authorized share capital of the Company as of December 31, 2024 is $50 divided into 500,000,000 Shares of par value of $0.0001 each.

In 2021, the Company issued 9,000,000 ordinary shares to Nortye Talent Limited and 6,000,000 ordinary shares to Nortye International Limited respectively to manage the Share Incentive Plan. Among which, nil and 146,268 ordinary shares were paid as of December 31, 2023 and 2024, respectively.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

23.	Reserves

The amounts of the Group’s deficits and the movement therein for the Relevant Periods are presented in the consolidated statements of changes in equity.

(i)	Share premium

The share premium represents the difference between the par value of the shares issued and the consideration received.

(ii)	Share based payments reserve

The share based payments reserve of the Group represents the equity-settled share-based payments granted by the Group. Please refer to note 24 for details.

(iii)	Exchange fluctuation reserve

The exchange fluctuation reserve represents exchange differences arising from the translation of the financial statements of Group companies whose functional currencies are different from the Group’s presentation currency.

24.	SHARE INCENTIVE PLAN

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

The Group recognized $81 of share-based payment expenses prior to 2021, and nil, nil and nil share-based payment expenses for the years ended December 31, 2022, 2023 and 2024, respectively, in relation to the awards granted under the Adlai Hangzhou Scheme.

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
DECEMBER 31, 2022, 2023 AND 2024 (continued)

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

On March 1, 2024, 11,112 options were granted to certain employees.

On December 31, 2024, 125,000 options were granted to certain employees.

On June 3, 2024, 725,000 restricted shares were granted to certain executives and employees.

On October 25, 2024, 210,000 restricted shares were granted to certain executives and employees.

As of December 31, 2023 and 2024, there were 15,000,000 and 15,000,000 shares reserved for the share incentive plan and there were 5,040,900 and 5,818,324 shares available for issuance, respectively.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

24.	SHARE INCENTIVE PLAN (continued)

(i) Share Options

The Group measured the fair value of the awards as of the grant date and recognizes the amount as a compensation expense over the vesting period for each separately vesting portion of the awards.

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
		Exercise	Grant Fair	Contractual	intrinsic
	Number of	Price	Value	Life	value
	awards	$ per share	$ per share	(in years)	$
Balances, January 1, 2023	9,510,102	1.82	1.79	8.34	41,218
Options granted	499,114	2.20	4.47	9.49
Options forfeited	(50,116)	2.30	5.36	9.51
Options exercised	—	—	—	—
Balances, December 31, 2023	9,959,100	1.83	1.91	7.44	11,596
Options granted	136,112	2.04	0.55	9.95
Options forfeited	(147,925)	2.18	3.85	7.60
Options expired	(1,700,611)	1.61	1.06	5.98
Options exercised	(131,268)	1.15	0.98	5.91
Balances, December 31, 2024	8,115,408	1.89	2.04	6.58	(8,054)
Vested but not exercised as of December 31, 2023	5,400,955	1.75	1.69	7.28
Vested but not exercised as of December 31, 2024	6,440,613	1.85	1.89	6.50

The fair value of the award granted during the years ended December 31, 2023 and 2024 were $ 2,231 and $75. The Group recognized share-based payment expenses of $4,330 and $1,697, respectively, during the years ended December 31, 2023 and 2024.

The options outstanding at December 31, 2024 had an exercise price in the range of $1.1 to $2.2 per ordinary shares (2023: $1.1 to $2.5 per ordinary shares). The weighted-average share price at the date of exercise for share options exercised in 2024 was $1.70 per ordinary shares.

The fair value of awards granted during the Relevant Periods was estimated as of the grant date using a binomial option-pricing model, taking into account the terms and conditions upon which the awards were granted. The following table lists the inputs to the model used:

	Jan 1,	Apr 1,	July 1,	Oct 1,	Apr 21,	Dec 6,	June 3	Dec 31
	2022	2022	2022	2022	2023	2023	2024	2024
Dividend yield (%)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Expected volatility (%)	48.73	48.78	48.88	48.82	49.68	49.90	95.24	85.53
Risk-free interest rate (%)	1.66	2.52	3.03	3.98	3.98	4.30	4.19	4.82
Expected life of options (year)	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00

Volatility was estimated based on the annualized standard deviation of the daily stock price return of comparable companies for a period from the valuation date and with a similar time span to expiration.

As of December 31, 2023 and 2024, the Company had 9,959,100 and 8,115,408 awards outstanding under the Share Incentive Plan, respectively.

(ii) Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

	Number of	Weighted
	Restricted shares	Average Grant date
	Outstanding	Fair Value
		US$
Unvested at December 31, 2023	—
Granted	935,000	1.74
Vested	(15,000)	1.82
Unvested at December 31, 2024	920,000	1.74

Share-based payments expenses of Nil and $753 related to restricted shares granted to the employees was recognized for the years ended December 31, 2023 and 2024, respectively.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

25.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

During the year ended December 31, 2022, 2023 and 2024, the Group had non-cash additions to right-of-use assets of nil, nil and $687, respectively, in respect of lease arrangements for offices.

(b)	Changes in liabilities arising from financing activities

		Interest-bearing
	Financial instrument	bank borrowings
	measured at	and interest	Lease
	FVTPL	payables	liabilities	Total
	$’000	$’000	$’000	$’000
At January 1, 2022	297,563	10,468	2,888	310,919
Interest expense	—	295	133	433
Transaction costs for the issuance of convertible redeemable preferred shares	—	—	—	—
Additions	—	7,897	463	8,360
Disposal	—	—	—	—
Payment
– financing cash flows	—	(13,316)	(936)	(14,252)
– operating cash flows	—	—	—	—
Interest paid	—	(290)	(134)	(424)
Change in fair value	(7,195)	—	—	(7,195)
Exchange adjustment	—	(741)	(177)	(917)
At December 31, 2022	290,368	4,313	2,237	296,918
Interest expense	—	708	83	791
Transaction costs for the issuance of convertible redeemable preferred shares	—	—	—	—
Additions	—	50,234	—	50,234
Conversion of convertible redeemable preferred shares	(329,539)	—	—	(329,539)
Payment
– financing cash flows	—	(24,069)	(1,020)	(25,089)
– operating cash flows	—	—	—	—
Interest paid	—	(602)	(83)	(685)
Change in fair value	39,171	—	—	39,171
Exchange adjustment	—	(115)	(26)	(141)
At December 31, 2023	—	30,469	1,191	31,660
Interest expense	—	1,894	50	1,944
Additions	—	44,702	687	45,389
Payment	—	—	—	—
– financing cash flows	—	(48,542)	(1,020)	(49,562)
– operating cash flows	—	—	—	—
Interest paid	—	(1,871)	—	(1,871)
Change in fair value	—	—	—	—
Exchange adjustment	—	(187)	(12)	(199)
At December 31, 2024	—	26,465	896	27,361

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

25.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(c)	Investment activities

	Dual currency		Wealth
	structured	investments at	management	Investment in
	deposit	amortized cost	product	Associate	Total
	$’000	$’000	$’000	$’000	$’000
Year ended December 31, 2022
purchase	(14,900)	—	(44,080)	—	(58,980)
disposal	22,439	—	65,618	—	88,057
interest received	19	—	531	—	550

Year ended December 31, 2023
purchase	—	(31,849)	(7)	—	(31,856)
disposal	—	—	21,039	—	21,039
interest received	—	—	62	—	62

Year ended December 31, 2024
purchase	—	(60,546)	—	(4,212)	(64,758)
disposal	—	92,259	—	—	92,259
interest received	—	701	—	—	701

26.	COMMITMENTS

As of December 31, 2024, the Group have future potential CRO milestone payments of US$2.9 million. The Group did not have capital commitments at the end of each of the Relevant Periods.

27.	RELATED PARTY TRANSACTIONS

(a)	Related parties

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

As disclosed in note 20 (i) to 20 (iv) to the consolidated financial statements, the RMB90,000 and Nil non-revolving facility agreements provided by five third party banks were guaranteed by the ultimate significant shareholder, Mr. Yang Lu for the years ended December 31, 2023 and 2024, respectively.

(b)	Key management compensation

	2022	2023	2024
	$’000	$’000	$’000
Salaries and Pension costs	2,210	2,537	1,951
Share-based compensation expenses	2,754	1,561	1,117
Total	4,964	4,098	3,068

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

28.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments of the Group as of the end of each of the Relevant Periods are as follows:

	As of December 31,
	2023	2024
	revised
	$’000	$’000
Financial assets:
Financial assets at FVTPL:
Dual currency structured deposit	—	—
Wealth management product	7	7
Total	7	7
Other financial assets:
Financial assets included in prepayments, other receivables and other assets	2,978	1,464
Cash and cash equivalents	91,492	60,902
Short-term investments at amortized cost.	7,000	—
Long-term investments at amortized cost	24,849	—
Total	126,319	62,366
Financial liabilities:
Trade payables	14,348	10,146
Financial liabilities included in other payables and accruals	4,247	275
Lease liabilities	1,191	896
Interest-bearing bank and other borrowings	30,357	26,330
Total	50,143	37,647
Financial liabilities at FVTPL:
Financial instruments measured at FVTPL	—	—
Total	—	—

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	As of December 31, 2023		As of December 31, 2024
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets
Wealth management product	7	7	7	7
Total.	7	7	7	7
Financial liabilities
Financial liabilities at FVTPL	—	—	—	—
Total.	—	—	—	—

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

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

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The methods and assumptions used to estimate the fair value, including a summary of significant unobservable inputs together with a quantitative sensitivity analysis, are set out in note 16 to the Consolidated Financial Statements.

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

As of December 31, 2024

Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Dual currency structured deposit	—	—	—	—
Wealth management product	7	—	—	7
Total	7	—	—	7

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

Foreign currency risk

The Group uses the US dollar as its reporting currency. As a result, the Group is exposed to foreign currency exchange movements, primarily in RMB. The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in US dollars, was as follows:

	As of December 31, 2024		As of December 31, 2023
	RMB	CHF	RMB	CHF
	US’000	US’000	US’000	US’000
Cash and cash equivalents	47,198	105	23,223	119
Interest-bearing bank and other borrowings	(12,520)	—	(12,707)	—
Trade payables	(5,474)	—	(6,891)	—

The following table demonstrates the sensitivity at the end of each of the Relevant Periods to a reasonably possible change in the $ and RMB exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
At December 31, 2022
If the $ strengthens against the RMB	5	—	(1,939)
If the $ weakens against the RMB	(5)	—	4,081

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
At December 31, 2023
If the $ strengthens against the RMB	5	(1,010)	(943)
If the $ weakens against the RMB	(5)	1,116	1,042

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
As of December 31, 2024
If the $ strengthens against the RMB	5	(859)	(863)
If the $ weakens against the RMB	(5)	949	954

Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management of the Group to finance the operations and mitigate the effects of fluctuations in cash flows.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The maturity profile of the Group’s financial liabilities as of the end of each Relevant Periods, based on the contractual undiscounted payments, is as follows:

	As of December 31, 2023
		Less than
	On demand	1 year	1 to 5 years	Over 5 years	Total
	$’000	$’000	$’000	$’000	$’000
Trade and bills payables	14,348	—	—	—	14,348
Financial liabilities included in other payables and accruals	4,247	—	—	—	4,247
Lease liabilities	—	722	478	—	1,200
Interest-bearing bank borrowings	—	31,340	—	—	31,340
Total	18,595	32,062	478	—	51,135

	As of December 31, 2024
		Less than
	On demand	1 year	1 to 5 years	Over 5 years	Total
	$’000	$’000	$’000	$’000	$’000
Trade and bills payables	10,146	—	—	—	10,146
Financial liabilities included in other payables and accruals	275	—	—	—	275
Lease liabilities	—	471	453	—	924
Interest-bearing bank borrowings	—	27,102	—	—	27,102
Total	10,421	27,573	453	—	38,447

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

The asset-liability ratios as of the end of each of the Relevant Periods are as follows:

	As of December 31,
	2023	2024
	revised
	$’000	$’000
Total assets	130,189	71,270
Total liabilities	55,143	45,785
Asset-liability ratio (Note i)	2.36	1.56

Note i:

The asset-liability ratio is calculated by dividing total assets by total liabilities.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

31.	SUBSEQUENT EVENTS

(a)	Bank loan

In January 2025, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB10,000 at an interest rate of 3.50% per annum. The maturity date is December 20, 2025.

In January 2025, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB10,000 at an interest rate of 3.50% per annum. The maturity date is December 20, 2025.

In March 2025, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB10,000 at an interest rate of 3.90% per annum. The maturity date is June 17, 2025.

In March 2025, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB20,000 at an interest rate of 3.30% per annum. The maturity date is March 27, 2026.

In February 2025, Adlai Hangzhou repaid a non-revolving facility amount of RMB30,000 at the maturity date.

In February 2025, Adlai US repaid a non-revolving facility amount of USD 3,000 at the maturity date.

In March 2025, Adlai Hangzhou repaid a non-revolving facility amount of RMB10,000 before the maturity date.

In April 2025, Adlai Hangzhou repaid a non-revolving facility amount of RMB10,000 before the maturity date.

In April 2025, Adlai Hangzhou entered into a non-revolving facility agreement with two third party financial institutions for a facility amount of RMB60,000 at an interest rate of 3% per annum. The maturity date is October 22, 2025.

32.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

32.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

PARENT COMPANY BALANCE SHEETS

	December 31,
	2023	2024
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	63,150	10,652
Prepayments, other receivables and other assets	44	30
short-term investments at amortized cost	7,000	—
Total current assets	70,194	10,682
Non-current assets
Due from related parties	123,102	177,507
Investment in subsidiaries	129,711	138,588
Total non-current assets	252,813	316,095
Total assets	323,007	326,777
LIABILITIES
Current liabilities
Accounts payable	976	538
Other payables and accruals.	53	95
Due to related parties	40	—
Interest-bearing bank and other borrowings	10,650	10,810
Non-current liabilities due within one year	—	—
Financial liabilities at FVTPL	—	—
Total current liabilities	11,719	11,443
Non-current liabilities		—
Long-term loans	—	—
Financial liabilities at FVTPL	—	—
Total non-current liabilities	—	—
Total liabilities	11,719	11,443
Class A Ordinary shares (par value of $0.0001 per share; 93,710,805 shares outstanding as of December 31, 2023; and 93,710,803 shares outstanding as of December 31, 2024)	9	9
Class B Ordinary shares (par value of $0.0001 per share; 16,990,000 shares outstanding as of December 31, 2023 and 2024)	2	2
Share premium	438,707	439,016
Share based payments reserve	16,059	20,311
Accumulated deficit	(143,489)	(144,004)
Total shareholders’ deficit	311,288	315,334
Total liabilities and shareholders’ equity	323,007	326,777

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

32.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2022	2023	2024
	$’000	$’000	$’000
REVENUE	—	—	—
Other operating income, net	156	242	1,305
General and administrative expenses	(1,390)	(6,196)	(1,473)
Research and development expenses	—	—	—
Total operating loss	(1,234)	(5,954)	(168)
Other income and gains	—	—	283
Other expenses	—	—	—
Investment income	—	—	—
Fair value loss on financial liabilities at FVTPL	7,194	(39,171)	—
Finance costs	—	(249)	(630)
LOSS BEFORE TAX	5,960	(45,374)	(515)
Income tax expense	—	—	—
LOSS FOR THE YEAR	5,960	(45,374)	(515)
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	5,960	(45,374)	(515)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2023	2024
	$’000	$’000	$’000
Net cash flows used in operating activities	(1,134)	(13,143)	(56,397)
Net cash flows used in investing activities	(35,035)	(38,082)	4,193
Net cash flows from financing activities	—	102,181	(294)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(36,169)	50,956	(52,498)
Cash and cash equivalents at beginning of year	48,363	12,194	63,150
CASH AND CASH EQUIVALENTS AT END OF YEAR	12,194	63,150	10,652