Form 20-F/A
period 2024-12-31
Adlai Nortye Ltd.
filed 2025-05-12
CIK 1944552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 30, 2025. The purpose of this Form 20-F/A is to (1) amend the references to our former auditor on the cover page and page 50 of the Annual Report; (2) add the disclosure in connection with our change of independent registered public accounting firm in 2024; (3) file an audit report of our former auditor to the audited consolidated financial statements as of and for the years ended December 31, 2023; (4) adjust certain wording to Note 18 and Note 30(b), and amend Note 27(b) to our audited consolidated financial statements included in the Annual Report; (5) file a consent letter from our current auditor to our registration statement on Form S-8 (No. 333-279372) to the Annual Report; and (6) file a consent letter from our former auditor to our registration statement on Form S-8 (No. 333-279372) to the Annual Report.

Accordingly, the Company is replacing the following section of the Annual Report in their entirety:

●	the paragraph titled “The Holding Foreign Companies Accountable Act” on the cover page;

●	Part I — Item 3. Key Information—D. Risk Factors – “The ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.“ on page 50;

●	Part I — Item 16F. Change in Registrant’s Certifying Accountant on page 143;

●	Part III — Item 18. Financial Statements - Report of Independent Registered Public Accounting Firm on page F-3;

●	Part III — Item 18. Financial Statements – Note 18 on page F-38;

●	Part III — Item 18. Financial Statements – Note 30(b) on page F-54;

●	Part III — Item 18. Financial Statements – Note 27(b) on page F-51; and

●	Part III — Item 19. Exhibits – Exhibit 15.1 and Exhibit 15.2.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board, or the PCAOB, issued a Determination Report in December 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by the authorities in those jurisdictions. Our current auditor, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), which is based in Shanghai, is currently subject to inspection by the PCAOB at least every two years. However, BDO is located in, and organized under the laws of, the PRC. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Joseph Biden of the United States. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. We cannot assure you that we will not be identified by the SEC under the HFCAA as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If we were so identified for two consecutive years, trading in our securities could in the future be prohibited under the HFCAA and, as a result, we cannot assure you that we will be able to maintain the listing of the ADSs on the Nasdaq Stock Market or that you will be allowed to trade the ADSs in the United States on the “over-the-counter” markets or otherwise. Should the ADSs become not listed or tradeable in the United States, the value of the ADSs could be materially affected. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China  — The ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.” for a detailed discussion.

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

Our current auditor, BDO, the independent registered public accounting firm that issued the audit reports in this annual report, as auditors of companies that are traded publicly in the United States and as a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. BDO is based in Shanghai, and is currently subject to inspection by the PCAOB at least every two years. However, BDO is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB was unable to conduct inspections without the approval of the Chinese authorities.

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

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Changes in Registrant’s Certifying Accountants

the Company was notified that Mazars USA LLP (“Mazars”), the Company’s independent registered public accounting firm prior to June 1, 2024, entered into a transaction with FORVIS, LLP (“FORVIS”), whereby substantially all of the partners and employees of Mazars joined FORVIS. As a result on the effective date of June 1, 2024, FORVIS LLP changed its name to Forvis Mazars, LLP (“Forvis Mazars”) and Mazars resigned as the Company’s independent registered public accounting firm. The audit committee of the Company’s board of directors has appointed Forvis Mazars as the Company’s independent registered public accounting firm effective June 1, 2024. Prior to the appointment of Forvis Mazars, Forvis Mazars was not consulted regarding any of the matters set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The financial statements of the Company for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer or was qualified or modified in any respect. There were no disagreements or reportable events with Mazars, during the fiscal years ended December 31, 2022 and 2023 and the subsequent period through the date of the current report on Form 6-K filed with the SEC on June 27, 2024, on any matters of accounting principles or practices, financial statements disclosure, or auditing scope or procedure.

The Company has provided Mazars a copy of the disclosures in this Form 6-K and has requested that Mazars furnish it with a letter addressed to the SEC stating whether or not Mazars agrees with the Company’s statements herein. A copy of the letter dated June 27, 2024 furnished by Mazars in response to that request was filed as Exhibit 99.1 to the current report on Form 6-K filed with the SEC on June 27, 2024.

(b) Dismissal of Independent Registered Public Accounting Firm

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

(c) Engagement of New Independent Registered Public Accounting Firm

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

ITEM 19.  EXHIBITS

Exhibit
Number	Description of Document

1.1*	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3*	Form of Deposit Agreement, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder

2.4***	Description of Securities

4.1*	Form of Employment Agreement between the Registrant and its executive officers

4.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.3*	Adlai Nortye Ltd. 2020 Share Incentive Plan

4.4*	Adlai Nortye Ltd. 2023 Share Incentive Plan

4.5+*	License Agreement, dated as of December 22, 2017, between the Registrant and Novartis

4.6+*	License Agreement, dated as of January 19, 2018, between the Registrant and Eisai

4.7+*	Right and Interest Transfer Agreement dated as of November 15, 2021, between the Registrant and Biotime

4.8+*	Option agreement dated as of April 26, 2023, between the Registrant and Nippon

4.9*	Subscription Agreement between the Registrant and Nippon Kayaku Co., Ltd., dated July 27, 2023

8.1***	List of Principal Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2***	Insider Trading Policy

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

15.2	Consent of Mazars USA LLP

97.1**	Recovery Policy

101	INS XBRL Instance Document

101	SCH XBRL Taxonomy Extension Schema Document

101	CAL XBRL Taxonomy Extension Calculation Linkbase Document

101	LAB XBRL Taxonomy Extension Label Linkbase Document

101	PRE XBRL Taxonomy Extension Presentation Linkbase Document

101	DEF XBRL Taxonomy Extension Definitions Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-273465), initially filed on July 27, 2023 and incorporated herein by reference.

**	Previously filed as Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 19, 2024 and incorporated herein by reference.

***	Included in the original filing of the Annual Report filed with the SEC on April 30, 2025.

+	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adlai Nortye Ltd.

	By:	/s/ Yang Lu
		Name:	Yang Lu
		Title:	Chief Executive Officer
Date: May 9, 2025

ADLAI NORTYE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Adlai Nortye Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Adlai Nortye Ltd. (the “Company”) as of December 31, 2024, the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

We have served as the Company’s auditor since 2024.

Shanghai, The People’s Republic of China

April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Adlai Nortye Ltd.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the revision related to the sale of an exclusive option as described in Note 4, the accompanying consolidated statements of financial position of Adlai Nortye Ltd. (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). The consolidated financial statements before the effects of the adjustments described in Note 4 and reflected in Note 8, Note 18, Note 19, Note 28, Note 30 (b), and Note 30 (c) are not presented herein.

In our opinion, the consolidated financial statements before the effects of the adjustments described in Note 4 and reflected in Note 8, Note 18, Note 19, Note 28, Note 30 (b), and Note 30 (c) present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) and its related interpretations as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the revision discussed in Note 4 and reflected in Note 8, Note 18, Note 19, Note 28, Note 30 (b), and Note 30 (c) accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO China Shu Lun Pan Certified Public Accountants LLP.

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

/s/ Mazars USA LLP

We served as the Company’s auditor from 2022 to 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2022, 2023 AND 2024 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

4.	Revision to Previously Issued Consolidated Financial Statements

The Company has revised its previously issued consolidated financial statements for the year ended December 31, 2023 to correct the accounting treatment for the sale of an exclusive option to enter into a license agreement, which had been recorded in the Company’s revenue. Following the revision, the Company has made adjustments in successive period, including to its previously furnished unaudited consolidated financial results as of and for the six months ended June 30, 2024. The Company has determined that it is more appropriate under IFRS 15, Revenue from Contracts with Customers to defer the non-refundable option fees since the performance obligation has not been met and recognize revenues at the earlier of recognized as revenue when those future goods or services are provided, or the option period expires. The impact of the revision was a US$5.0 million reduction to the Company’s revenue and US$0.6 million reduction to the Company’s income tax expense for the year ended December 31, 2023. Correspondingly, the Company’s contract liability increased by US$5.0 million, accumulated deficit increased by US$4.4 million, Other payables and accruals decrease by US$0.6 million as of December 31, 2023 and as of June 30, 2024 respectively. The revision was non-cash in nature and did not have any impact on the Company’s total assets, or consolidated statements of cash flows. The Company assessed the materiality of the error on our prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin No. 99, Materiality, codified in ASC 250-10, Accounting Changes and Error Corrections, and concluded that this revision was not material to the Company’s 2023 consolidated financial statements and 2024 half-year financial results.

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

18.	Contract liabilities

	2023	2024
	revised
	$’000	$’000
At the beginning of the year	—	5,000
Customer prepayments	5,000	—
Revenue recognized	—	—
Effect of foreign exchange rate changes	—	—
At the end of the year	5,000	5,000

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

(b)	Key management compensation

2024
$’000
Salaries and Pension costs	1,951
Share-based compensation expenses	1,117
Total	3,068

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

30.(a) Foreign currency risk

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

30.(b) Liquidity risk

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
	revised
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

30.(c) Capital management

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