Form 20-F
period 2025-12-31
Adlai Nortye Ltd.
filed 2026-04-10
CIK 1944552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 120,000,803 ordinary shares, consisting of 103,010,803 Class A ordinary shares, par value US$0.0001 per share, and 16,990,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements relate to, among others:

●	our business strategies and plans to achieve these strategies ;

●	the timing, progress, and results of preclinical studies, and clinical trials for drug candidates we may develop;

●	the possibility to obtain the relevant requisite regulatory approvals of our drug candidates；

●	the feasibility to successfully commercialize our drug candidates in a timely manner;

●	changes in competitive conditions and the feasibility to compete under these conditions;

●	the size of the market opportunity for our drug candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the likelihood to maintain the collaboration with licensors, and establish or maintain future collaborations or strategic relationships；

●	the feasibility to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our drug candidates；

●	changes to the political and regulatory environment in the industry and markets in which we operate；

●	effects of the global financial markets and economic crisis；

●	change or volatility in interest rates, foreign exchange rates, equity prices, volumes, operations, margins, risk management, and overall market trends；

●	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

●	assumptions underlying or related to any of the foregoing.

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

On December 1, 2025, at an extraordinary general meeting of shareholders, the shareholders of the Company approved, by special resolution, the change of domicile of the Company by way of continuation out of the Cayman Islands and domestication into Singapore as a public company limited by shares. As of the date of this annual report, the redomiciliation has not been completed.

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

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Capital Contribution
Capital contributions from Adlai Nortye Ltd. (Cayman) to Adlai Nortye Pte Ltd. (Singapore)	—	—	—
Capital contributions from Adlai Nortye Ltd. (Cayman) to Adlai Nortye (Switzerland) AG (Swiss)	—	—	—
Capital contributions from Adlai Nortye Ltd. (Cayman) to Adlai Nortye USA Inc. (United States)	32,369	3,000	—
Capital contributions from Adlai Nortye (HK) Limited (Hong Kong) to its mainland China subsidiaries	10,826	23,600	1,400
Capital contributions from Adlai Nortye (HK) Limited (Hong Kong) to its non-mainland China subsidiaries	—	—	—
Capital contributions from Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye USA Inc.(US)	3,750	29,200	15,190
Intercompany Loan
Intercompany loans from Adlai Nortye Ltd. (Cayman) to ALPINE BIOSCIENCE LTD	—	35,300	29,050
Intercompany loans from Adlai Nortye Ltd. (Cayman) to Adlai Nortye (HK) Limited (Hong Kong)	8,350	3,400	5,000
Intercompany loans from Adlai Nortye Ltd. (Cayman) to Adlai Nortye Pte Ltd.(Singapore)	11,500	23,610	4,010
Intercompany loans from Adlai Nortye Ltd. (Cayman) to Adlai Nortye USA Inc. (United States)	—	—	310
Intercompany loans from ALPINE BIOSCIENCE LTD to Adlai Nortye Pte Ltd.(Singapore)	—	35,290	10,640
Intercompany loans from ALPINE BIOSCIENCE LTD to Adlai Nortye USA Inc.(US)	—	—	1,600
Intercompany loans from Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye (Switzerland) AG (Swiss)	—	500	—
Intercompany loans from Adlai Nortye Pte Ltd. (Singapore) to Adlai Nortye Ltd. (Cayman)	12,280	—	—
Intercompany loans from Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye (HK) Limited (Hong Kong)	1,200	20,800	1,400
Intercompany loans from our mainland China subsidiaries to Adlai Nortye USA Inc. (United States)	—	—	—
Intercompany loans from Adlai Nortye Biopharma Co., Ltd to Shanghai Adlai Nortye Biopharma Co., Ltd	11,738	22,326	17,853
Intercompany loans from Adlai Nortye USA Inc.(US) to Adlai Nortye Ltd. (Cayman)	—	—	6,500
Intercompany loans from Adlai Nortye Biopharma Co., Ltd to Hangzhou Tangchuang Weilai Technology Co., Ltd.	51	7	—
Intercompany loans repaid by ALPINE BIOSCIENCE LTD to Adlai Nortye Ltd. (Cayman)	—	—	16,800
Intercompany loans repaid by Adlai Nortye (Switzerland) AG (Swiss) to Adlai Nortye Pte Ltd.(Singapore)	—	—	493
Intercompany loans repaid by Adlai Nortye (HK) Limited (Hong Kong) to Adlai Nortye Pte Ltd.(Singapore)	—	—	1,200
Intercompany loans repaid by Adlai Nortye Pte Ltd.(Singapore) to Adlai Nortye Ltd. (Cayman)	—	—	35
Intercompany loans repaid by Shanghai Adlai Nortye Biopharma Co., Ltd to Adlai Nortye Biopharma Co., Ltd	7,210	21,062	16,630
Intercompany loans repaid by Adlai Nortye (HK) Limited (Hong Kong) to Adlai Nortye Ltd. (Cayman)	355	—	4,234
Intercompany loans repaid by our mainland China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Intercompany loans repaid by our non-mainland China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Intercompany loans repaid by our mainland China subsidiaries to Adlai Nortye Ltd. (Cayman)	—	—	—
Intercompany loans repaid by our non-mainland China subsidiaries to Adlai Nortye Ltd. (Cayman)	—	6,400	—
Intercompany loans repaid by Adlai Nortye USA Inc. (United States) to our mainland China subsidiaries	—	—	—
Intercompany loans repaid by Adlai Nortye USA Inc. (United States) to Adlai Nortye Ltd. (Cayman)	780	—	—
Intercompany Operating Advances
Intercompany Operating Advances from our mainland China subsidiaries to Adlai Nortye USA Inc. (United States)	—	—	7,400
Dividend Distribution
Dividend distribution from our mainland China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Dividend distribution from our non-mainland-China subsidiaries to Adlai Nortye (HK) Limited (Hong Kong)	—	—	—
Dividend distribution from Adlai Nortye (HK) Limited (Hong Kong) to Adlai Nortye Ltd. (Cayman)	—	—	—
Dividend distribution from Adlai Nortye USA Inc. (United States) to Adlai Nortye Ltd. (Cayman)	—	—	—

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board, or the PCAOB, issued a Determination Report in December 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by the authorities in those jurisdictions. Our current auditor, BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), which is based in Shanghai, is currently subject to inspection by the PCAOB at least every three years. However, BDO is located in, and organized under the laws of, the PRC. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the SEC’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Joseph Biden of the United States. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. We cannot assure you that we will not be identified by the SEC under the HFCAA as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If we were so identified for two consecutive years, trading in our securities could in the future be prohibited under the HFCAA and, as a result, we cannot assure you that we will be able to maintain the listing of the ADSs on the Nasdaq Stock Market or that you will be allowed to trade the ADSs in the United States on the “over-the-counter” markets or otherwise. Should the ADSs become not listed or tradeable in the United States, the value of the ADSs could be materially affected. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China  — The ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.” for a detailed discussion.

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

The PRC government has significant authority in regulating our operations and may influence our operations. The PRC government has recently indicated its intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China—The PRC government has significant authority to exert influence on our operations in mainland China.”

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

Risks Related to Our Proposed Redomiciliation to Singapore

●	We have obtained shareholder approval for our proposed redomiciliation to Singapore, and if completed, the change in governing law and constitutional documents may materially affect shareholder rights, corporate governance, and regulatory requirements.

Risks relating to our business

●	We have a limited operating history, have incurred net losses and anticipate that we will continue to incur net losses for the foreseeable future. We may not be able to generate sufficient revenue to achieve or maintain profitability.

●	Our business depends substantially on the success of our preclinical and clinical drug candidates. If we are unable to successfully develop drug candidates or experience significant delays in doing so, our business will be materially harmed.

●	We may encounter difficulties enrolling patients in our clinical trials.

●	AEs or undesirable side effects caused by our drug candidates could interrupt, delay, or halt clinical trials, delay or prevent regulatory approvals, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approvals.

●	Interim, “top-line” or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

●	We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours.

●	The regulatory approval processes of the FDA and other comparable regulatory authorities are uncertain and time-consuming and may evolve over time.

●	A fast track designation by the FDA, even if granted for any of our drug candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our drug candidates will receive marketing approval.

●	If we are unable to obtain NMPA approval for our drug candidates to be eligible for an expedited registration pathway as innovative drug candidates, the time and cost we incur to obtain regulatory approvals may increase.

●	We may need to obtain additional financing to fund our drug development programs and commercialization efforts, which may not be available to us on acceptable terms, or at all.

●	We had a working capital deficiency as of December 31, 2025 and we cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future.

●	Raising additional capital may cause dilution to the interests of our shareholders, restrict our operations, or require us to relinquish rights to our technologies or drug candidates.

●	We have relied and will continue to rely on third parties to manufacture our drug candidates in the foreseeable future.

●	We may seek and form strategic alliance, collaboration, or licensing arrangements for the development of drug candidates in the future, which may not achieve the anticipated benefits to or even negatively impact our business.

●	We may rely on certain third parties for some of our clinical development activities, which could delay or limit the future development or regulatory approval of our drug candidates.

●	Our success depends upon our and our business partners’ ability to obtain and maintain intellectual property protection for our drug candidates and technologies.

●	We are exposed to risks of conducting our business and operations in international markets.

●	We may be involved in lawsuits, claims, administrative proceedings, or other legal proceedings against us, which could adversely affect our business, financial condition, results of operations, and reputation.

●	We may face force majeure risks.

Risks relating to our operation in the People’s Republic of China

●	We have the majority of our operations in China and are subject to evolving PRC laws and regulations. Recently, the PRC government has indicated an intent to strengthen regulatory oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice. We may be subject to the approval, filing or other requirements of the CSRC or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with our offshore offerings under PRC laws, regulations, and rules.”

●	The CAC has recently increased oversight over data security, particularly for companies seeking to list on a foreign exchange. We believe the impact of the CAC’s increasing oversight on our business is immaterial. However, the implementation and interpretation of the Revised CAC Measures, and the decision as to whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Revised CAC Measures, will be determined on an ad hoc basis depending on the facts and circumstances, the uncertainties of which may adversely affect us. See ” Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — The impact of the CAC’s increasing oversight over data security remains highly uncertain, particularly for China-based companies seeking to list on a foreign stock exchange.”

●	Our substantial operations are located in mainland China. Accordingly, we may be influenced to a significant degree by political, economic and social conditions in China generally. See “Item 3. Key Information—D. Risk Factors — Risks relating to our operation in the People’s Republic of China — We may be influenced by changes in the political and economic policies of the PRC government.”

●	Our operations in mainland China are governed by PRC laws and regulations. The uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations and the fact that rules and regulations in mainland China can change quickly with little advance notice could materially and adversely affect us. See “Risk Factors — Risks relating to our operation in the People’s Republic of China — Uncertainties with respect to the enforcement of laws, and changes in laws and regulations in mainland China with little advance notice could materially and adversely affect us.”

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In such events, our securities could decline in value or become worthless. See “Risk Factors — Risks Relating to our operation in the People’s Republic of China — The PRC government has significant authority to exert influence on our operations in mainland China.”

●	Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the ADSs.

●	We are also subject to other risks and uncertainties in relation to PCAOB inspection. We cannot assure you that we will not be identified by the SEC under the HFCAA, as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCAA and, as a result, we cannot assure you that we will be able to maintain the listing of the ADSs on the Nasdaq Stock Market or that you will be allowed to trade the ADSs in the United States on the “over-the-counter” markets or otherwise. Should the ADSs become not listed or tradeable in the United States, the value of the ADSs could be materially affected. See “Item 3. Key Information—D. Risk Factors — Risks Relating to our operation in the People’s Republic of China — the ADSs may be delisted under the HFCAA if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the ADSs, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.”

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	We face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries.

Risks relating to the ADSs

●	The trading price of our ADSs may be volatile regardless of our operating performance, which could result in substantial losses to you.

●	ADS holders do not have the same rights as our shareholders.

●	Owners or holders of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Proposed Redomiciliation to Singapore

We have obtained shareholder approval for our proposed redomiciliation to Singapore, and if completed, the change in governing law and constitutional documents may materially affect shareholder rights, corporate governance, and regulatory requirements.

We have obtained shareholder approval for our proposed redomiciliation from the Cayman Islands to Singapore, but the redomiciliation has not yet been completed. If the redomiciliation is completed, we will become subject to Singapore law and a new constitution, which may differ in certain respects from our current governing documents and Cayman Islands law. Such differences could affect, among other things, shareholder rights, corporate governance practices, and regulatory requirements. For a detailed comparison of shareholder rights before and after the redomiciliation, please refer to the shareholder notice and related materials filed in connection with the extraordinary general meeting.

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

Clinical trials are expensive and difficult to design and implement and can take many years to complete, and their outcomes are inherently uncertain. Our research and development expenses amounted to US$58.2 million, US$44.9 million and US$32.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. With our further exploration of potential new drug candidates and indication expansion of our current drug candidates, we may need more capital to support our R&D activities. If we are unable to obtain sufficient capital resources in a timely manner, our clinical process may be adversely impacted. We could also face difficulties due to any number of reasons including, but not limited to, regulatory delay, complexities of analytical testing technology, shortage of clinical trial material supply, and health epidemics.

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

If we fail to comply with our obligations under our intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, licensors and collaboration partners, we could lose intellectual property rights that are important to our business or fail to receive anticipated milestone and royalty payments.

We are a party to a number of intellectual property license agreements, assignment agreements, co-ownership agreements and research and development collaborations that are important to our business, and we expect to enter into additional such agreements in the future, particularly as we continue to out-license our internally discovered drug candidates to third-party partners. Under certain circumstances, the royalties and milestone payments payable to us under these agreements (such as our exclusive license agreement with Jiangsu Aosaikang Pharmaceutical Co., Ltd for AN9025, and our asset transfer agreement with Xiamen Biotime Biotechnology Co., Ltd., including AN4005) are subject to certain reductions or forfeitures if we fail to meet our obligations, which may have a materially adverse effect on our business, financial condition, results of operations and prospects. In addition, our existing agreements impose, and we expect that future agreements will impose, various diligence, technology transfer, data sharing, regulatory cooperation, commercialization, milestone payment, royalty and other obligations on us, both as a licensor/transferor and, to a much lesser extent, as a licensee (for the few remaining in-licensed products we continue to develop). If we fail to comply with our obligations under these agreements as a licensor or transferor, we may be required to make certain payments to the licensee or transferee, we may lose the exclusivity of our out-license or the licensee or transferee may have the right to terminate the out-license or transfer agreement, in which event we would not be able to receive future milestone or royalty payments from such arrangements.

Licensing and out-licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise regarding intellectual property subject to a licensing, co-ownership or assignment agreement, including:

●	the scope of rights granted under the agreement, any restrictions in licensed fields and other interpretation-related issues;

●	the extent to which our technology and processes infringe or otherwise violate the intellectual property of any third parties;

●	the sublicensing of patents and other intellectual property rights (including sublicensing rights granted to our licensees);

●	the diligence, development, technology transfer, data sharing and commercialization obligations under the agreement and what activities satisfy those obligations;

●	the ownership of inventions and know-how resulting from the joint or mutual creation or use of intellectual property by us and our licensors, licensees or collaboration partners;

●	non-compete commitments; and

●	consequences for changes in control.

If disputes over intellectual property and other rights that we own, have licensed, have out-licensed, or co-own prevent or impair our ability to maintain our current in-license or out-license arrangements on acceptable terms, we or our collaboration partners may be unable to successfully develop and commercialize the affected product candidates or may fail to realize the expected economic benefits from our out-licensing arrangements.

In addition, certain provisions in the agreements under which we currently license intellectual property or technology to or from third parties may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement, or decrease the third party’s financial or other obligations under the relevant agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not have sufficient patent terms to protect our internally developed products and business effectively.

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Although various extensions or adjustments may be available, such as adjustments based on certain delays caused by the U.S. Patent and Trademark Office (USPTO), the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, our patent portfolio (including patents we own, co-own or have in-licensed) may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained and unchallenged, once the patent life has expired for a product, we may be open to competition from generic or biosimilar medications, which could materially harm our business and reduce our potential revenues, including any milestone or royalty payments we may be entitled to receive under our out-licensing arrangements.

Although patent term extensions under the Hatch-Waxman Act in the U.S. and under supplementary protection certificates (SPCs) in Europe may be available to extend the patent exclusivity term for our products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. The Hatch-Waxman Act permits a patent extension term of up to 5 years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted any extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. It is not possible to base an SPC in Europe on a patent in a European Member State if that patent expires before the market authorization (MA) of the clinical product protected by the patent is obtained. As the “product” (active ingredient(s)) must be “protected by a basic patent in force,” only a granted patent that is in force, and remains in force until it reaches the end of its full term, can serve as a “basic patent” upon which an SPC can be based. Therefore, expired patents and pending patent applications cannot serve as the basis for an SPC. Given the relatively long clinical development timelines of biologicals and new chemical entities for therapeutic purposes, we may not be granted any patent extensions as we may fail to apply for the extensions prior to expiration of relevant patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or if the term of any such extension is less than we request, such result could have a material adverse effect on our business, including our ability to generate revenues from our own product sales and our ability to receive milestone and royalty payments under our out-licensing agreements.

We or our licensing or collaboration partners may become subject to intellectual property-related litigation or other proceedings to protect or enforce our owned patents, patents we have in-licensed, or patents we have out-licensed to third parties, any of which could be expensive, time-consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

Competitors may infringe our owned patents or patents covering our internally discovered drug candidates that we have out-licensed. To counter such infringement, we may be required to file infringement claims against those competitors, which can be expensive and time-consuming. If we were to initiate legal proceedings to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent is invalid or unenforceable, or that its products do not infringe our patents. Grounds for a validity challenge include alleged failure to meet statutory requirements (e.g., lack of novelty, obviousness, non-enablement). Grounds for unenforceability could include allegations of withheld relevant information or misleading statements during prosecution. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, such as re-examination, inter partes review, post-grant review, or opposition proceedings in Europe.

An adverse outcome in any such proceeding could result in the revocation, cancellation, or narrowing of our patents, such that they no longer cover our drug candidates or provide any competitive advantage. Interference, derivation, or other priority proceedings could determine that we or our licensors were not the first to invent or file, which could require us to cease using the related technology or to attempt to license rights from the prevailing party. There can be no assurance as to the outcome of any such proceeding, and any of the foregoing could materially and adversely affect our business, including our ability to develop and commercialize our internally discovered programs and to receive milestone and royalty payments under our out-licensing arrangements.

Defense of such litigation or proceedings, even if successful, may result in substantial costs and divert management and other employees from their normal responsibilities. Such proceedings could substantially increase our operating losses and reduce the funds available for our clinical studies and research programs. Furthermore, because of the substantial amount of discovery required in intellectual property litigation, there is a risk that some of our confidential information could be compromised. Public announcements of interim developments could be perceived negatively by securities analysts or investors, which could materially and adversely affect the price of our ordinary shares.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest or title in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arising from conflicting obligations of consultants, CROs, CMOs, academic institutions or others who are involved in developing our product candidates or who participated in research activities that led to our internally discovered programs. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use, valuable intellectual property, including patents covering our internally developed drug candidates and those that we have out-licensed to third parties. Such an outcome could have a material adverse effect on our business, including our ability to develop and commercialize our own products and to receive milestone and royalty payments under our out-licensing arrangements. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, thereby impairing our ability to protect our technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the U.S., EU or elsewhere could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming the other requirements for patentability are met, in the U.S. prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, whereas outside the U.S., the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act (the Leahy-Smith Act), enacted on September 16, 2011, the U.S. has moved to a first-to-file system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party was the first to invent the invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered during post grant proceedings, including re-examination proceedings, inter partes review, post-grant review and derivation proceedings. Therefore, the Leahy-Smith Act and its implementation increases the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In Europe, the Unified Patent Court (UPC) entered into force in June 2023. The UPC provides a new centralized forum for pan-European litigation in contracting EU Member States (18 out of 27 EU Member States). Litigation of European patents in European Patent Convention countries outside of the EU (e.g. Switzerland, the UK, Turkey) and in non-contracting EU countries (e.g. Spain, Poland) continues to be on a country-by-country basis in front of national courts. During a transition period (initially seven years), patent owners can elect to keep their European patents outside of the jurisdiction of the UPC (“opt-out”). Whilst European patents may be opted-out of the UPC during such transition period, after expiry of such transition period EU legislation provides that the UPC jurisdiction will apply, in respect of the UPC contracting states for all European patents. Accordingly, the emergence of the UPC and its implementation increase the uncertainties surrounding the enforcement or defense of issued patents and related costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects, including our ability to protect patents covering our internally discovered drug candidates and those that we have out-licensed to third parties.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future in the U.S.

If we are unable to maintain effective proprietary rights for our technologies, product candidates or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. The EU has introduced a Directive on trade secrets increasing the standards for protection. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements, master service agreements, and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, licensing and collaboration partners （including both our licensors and our licensees to whom we have out-licensed our drug candidates）, and other third parties with confidentiality provisions. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with may expect to be granted rights to publish data arising out of such collaboration, provided that we may have the right to be notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. We also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes, or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third-party contractors and consultants, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, is inadvertently incorporated into the product development of others or is disclosed or used in violation of these agreements. Additionally, our grant agreements typically provide for dissemination of results to academic institutions and to the general public. As a result, our information may be disseminated with the loss of protection status.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets through breach of our agreements by third parties, for which we may not have adequate remedies for any breach, or publication of information by any of our CROs, academic partners, funding organizations or our licensing or collaboration partners. Additionally, if the steps we take or that we impose on our CROs to maintain our trade secrets are deemed inadequate by law, we may have insufficient recourse against third parties for misappropriating such trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us. A competitor’s or other third party’s discovery of our intellectual property would impair our competitive position and have a material adverse effect on our business.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

Despite confidentiality clauses within our employment and other agreements with employees, we cannot ensure that departing employees will not breach any post-termination commitments in such agreements by allowing others to access our trade secrets.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document-submission, fee-payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on a patent and patent application are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and patent application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee-payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with these requirements with respect to our owned patents (including those covering our internally discovered drug candidates and those that we have out-licensed to third parties) , and we are also dependent on our licensors or collaboration partners to take the necessary action to comply with these requirements with respect to certain of our in-licensed intellectual property. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, and our ability to develop and commercialize our own products or to receive milestone and royalty payments under our out-licensing arrangements could be materially and adversely affected.

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

We have applied and will apply for our own patents with claims covering our technologies, processes, and drug candidates. Additionally, we have also licensed patent rights from third parties for some of our pipeline products. There can be no assurance that each patent eligible subject matter has been or will be applied for patent protection, the claims of any existing or future patent application that we or our partners file will be issued as a patent, or that the protection scope of a patent will be broad enough to exclude others from making, using, or selling our existing or future drug candidates or drugs similar or identical to those drug candidates. There is also no guarantee that the patent protection scope of a subject matter will be the same in all jurisdictions where patent applications have been filed. We also rely on trade secrets to protect aspects of our business, especially where we or our partners do not believe patent protection is appropriate or feasible. However, trade secrets are difficult to protect and even with trade secret protection, companies may be able to independently develop equivalent knowledge, methods, and know-how. As a result, in countries where we or our partners have not sought and do not seek patent protection, third parties may be able to manufacture and sell products we commercialize in the future without our permission, and we may not be able to stop them from doing so, even if our products are protected by trade secrets.

The patent portfolio to which we have rights may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours. With respect to issued patents in certain jurisdictions, we or our partners may be entitled to obtain a patent term extension to extend the patent expiration date provided we or our partners meet the applicable requirements for obtaining such patent term extensions. For example, patents protecting core matters of AN0025 will expire in 2031. Our partners may be entitled to extend the term of those patents in jurisdictions where patent term extension is adopted, including U.S., EU, China, and Japan. However, the applicable authorities may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. In addition, we or our partners may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to the expiration of relevant patents or otherwise failing to satisfy applicable requirements. If this occurs, any period during which we have the right to exclusively market our drug candidates will be shorter than we would otherwise expect. As such, the patent terms of AN0025 may not be successfully extended to 2036, or at all.

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

The Patent Law of the PRC (2020 Revision) provides a patent linkage system, pursuant to which the patent holder or a party of interest can resolve potential patent infringement disputes before a follow-on drug receives marketing approval. Depending on the outcome of the disputes, the National Medical Products Administration (“NMPA”) will decide whether to delay approval of such follow-on applications. There are certain implementation rules and interpretations for the patent linkage system, such as Measures for the Implementation of Early Resolution Mechanisms for Drug Patent Disputes (Trial) published by NMPA and the CNIPA and took effect from July 4, 2021, and Provisions on Several Issues Concerning the Application of Law in the Trial of Patent Civil Cases Involving Patent Disputes Related to Drugs Applying for Registration by Supreme People’s Court which took effect from July 5, 2021.. Since July 2021, China’s patent linkage system has been fully operational, allowing pharmaceutical patent disputes to be resolved before generic drug approval. Additionally, the CNIPA has started granting patent term extensions for eligible pharmaceutical patents, with further details outlined in the revised Implementing Regulations of the Patent Law, which took effect on January 20, 2024. However, uncertainties remain regarding the implementation of data exclusivity, as relevant regulations are still under consideration and have yet to be finalized. Implementation Rules for Drug Regulatory Data Protection (Trial) (Draft for Solicitation of Comments) and Procedures for Drug Regulatory Data Protection (Draft for Solicitation of Comments) were published by NMPA on March 19, 2025, and as of the date of this annual report, such legislation has not yet come into effect. However, the newly revised Regulations for the Implementation of the Drug Administration Law of PRC, effective May 15, 2026, formally establish a data protection framework for innovative drugs. In view of the uncertainty of the newly established patent linkage system and the absence of fully developed regulations for data protection, a lower-cost generic drug can emerge onto the market much more quickly than in the U.S.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

The registered and unregistered trademarks or trade names that we own or in-license are valuable assets and may be challenged, infringed, circumvented, declared generic, lapsed, or determined to infringe on or dilutive of other marks. We may not be able to protect and maintain our rights to these trademarks and trade names, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. Sometimes, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. As of December 31, 2025, we had trademarks in the progress of registration and are subject to the risk of limited trademark protection. If we delay or fail to complete the registration of our trademarks, if third parties succeed in registering or developing common law rights in trademarks similar or identical to our trademarks and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our products. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names against us. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

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

FIRRMA may restrict our ability to engage in strategic collaborations with U.S. partners.

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

Certain of our drug candidates are mainly targeted for treatment of patients who are ineligible for or have failed prior treatments. Since these drug candidates primarily target late-line patients, the potential market size could be relatively small, especially if the exploration of front-line opportunities does not succeed.

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

In March 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to this new regulation, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. If and to the extent our research and development of drug candidates will be subject to this new rule and any relevant laws as required by the relevant government authorities, we cannot guarantee that we can always obtain relevant approvals for sending scientific data abroad. If we are unable to obtain necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under this new regulation, we may be subject to fines and other administrative penalties imposed by those government authorities.

We have a limited operating history, have incurred net losses and anticipate that we will continue to incur net losses for the foreseeable future. We may not be able to generate sufficient revenue to achieve or maintain profitability.

Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate sufficient efficacy or safety to gain regulatory or marketing approvals or become commercially viable. Previously, we have financed our activities primarily through proceeds from private equity and debt financings. We have not generated any revenue from commercial product sales, and continue to incur significant upfront licensing fees, milestone payments, and other fees under existing in-license agreements, as well as research and development expenses and other expenses related to our ongoing operations. In addition, we issued a series of preferred shares to investors and recorded these financial instruments as financial liabilities at FVTPL. On September 29, 2023, such preferred shares had been automatically converted into our Class A ordinary shares upon the closing of our initial public offering. As a result, we are not profitable currently and have incurred net losses. Our net loss was US$109.2 (revised) million, US$$51.9 million and US35.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs, financial liabilities at FVTPL, and from general and administrative costs associated with our operations.

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

Our operations have consumed substantial amounts of cash. We recorded net cash outflow from operating activities of US$56.7 million, US$51.8 million and US$33.5 million for the years ended December 31, 2023, 2024, and2025, respectively.

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

We had a working capital deficiency as of December 31, 2025 and we cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future.

We cannot assure you that we will not experience working capital deficiencies or accumulated deficits in the future, which could expose us to liquidity risks. We had net current assets of US$18.7 million and net current liabilities US$14.7 million as of December 31, 2024 and 2025. In addition, we had net assets of US$75.0 (revised) million, net assets of US$25.5 million and net liabilities of US$8.3 million, as of December 31, 2023, 2024 and 2025, respectively.

Our results of operations, financial conditions, and prospects may be adversely affected by fair value changes and credit risk associated with our financial assets at FVTPL.

As of December 31, 2023, 2024 and 2025, we recorded financial assets at FVTPL of US$7.0 thousand, US$7.0 thousand and nil, respectively. Our financial assets at FVTPL represented wealth management products purchased from commercial banks in the PRC and Hong Kong. As these wealth management products were not traded in active markets, their fair values were determined based on the expected rate of return on our investment. The valuation involves the exercise of professional judgment and the use of certain bases, assumptions and unobservable inputs. As a result, such treatment of carrying amounts of our financial assets measured at FVTPL may cause significant volatility in or materially and adversely affect our financial condition and results of operations.

 Share-based payment may cause shareholding dilution to our existing shareholders and potentially have a material and adverse effect on our financial performance.

We adopted employee incentive plans for the benefit of our employees as remuneration for their services provided to us to incentivize and reward the eligible persons who have contributed to the success of our company. For the years ended December 31, 2023, 2024 and 2025, we incurred share-based payment expenses of US$4.3 million, US$2.5 million and US$1.5 million, respectively. To further incentivize our employees to contribute to us, we may grant additional share-based compensation in the future. Issuance of additional shares with respect to such share-based payment may dilute the shareholding percentage of our existing shareholders. Expenses incurred with respect to such share-based payment may also increase our operating expenses and therefore have a material and adverse effect on our financial performance.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be materially and adversely affected.

 Prior to our initial public offering, we were a private company with limited reporting and accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. For details of these material weakness, see “Item 15. Controls and Procedures — Internal Control over Financial Reporting.” We are in the process of implementing a number of measures to address the material weakness and deficiencies that have been identified. See “Item 15. Controls and Procedures.” However, we cannot assure you that these measures will fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

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

In the past, local governments in mainland China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local business. We recorded government grants of approximately US$3.3 million, US$2.8 million and US$1.4million for the years ended December 31, 2023, 2024 and 2025. The local governments have discretion in deciding the timing, amount, and criteria of government financial incentives and thus we cannot predict with certainty whether or how much financial incentive will be granted to us even if we apply for such funding. We generally do not have the ability to influence local governments in making these decisions. Government authorities may also decide to reduce or eliminate incentives or may amend or terminate the relevant financial incentive policies at any time. In addition, some of the government financial incentives are granted to us on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific projects therein. We cannot guarantee that we will satisfy all relevant conditions, and if we fail to satisfy any such conditions, we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us.

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

Filing-based regulatory procedures of the CSRC or other PRC regulatory authorities may be required in connection with our offshore offerings under PRC laws, regulations, and rules.

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

Our current auditor, BDO, the independent registered public accounting firm that issued the audit reports in this annual report, as auditors of companies that are traded publicly in the United States and as a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. BDO is based in Shanghai, and is currently subject to inspection by the PCAOB at least every three years. However, BDO is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB was unable to conduct inspections without the approval of the Chinese authorities.

On March 18, 2021, the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction, or the Covered Issuers. Covered Issuers are required to disclose in their annual reports on Form 20-F: (i) that, during the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer; (ii) the percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer; (iv) the name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and (v) whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted rules governing its procedures for making determinations as to its inability to inspect or investigate registered firms headquartered in a particular foreign jurisdiction or which has an office in a foreign jurisdiction, or a PCAOB-Identified Firm. Promptly after the effective date of this rule, the PCAOB will make determinations under the HFCAA to the extent such determinations are appropriate. Thereafter, the PCAOB will consider, at least annually, whether changes in facts and circumstances support any additional determinations. The PCAOB will make additional determinations as and when appropriate, to allow the SEC on a timely basis to identify covered issuers pursuant to the SEC rules. The rule became effective when the SEC approved the rule on November 4, 2021. On December 2, 2021, the SEC finalized its rules regarding disclosure by Covered Issuers. In addition, the release discussed the procedures the SEC will follow in implementing trading prohibitions for Covered Issuers. A foreign company would have to be designated a Covered Issuer three years in a row to be subject to a trading prohibition on that basis. The trading suspension would prohibit trading of the Covered Issuer’s securities on any exchange or in the over-the-counter markets.

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

Our founder, Mr. Yang Lu beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 10.67% of our total issued and outstanding share capital and 64.18% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure, as of the date of this annual report. As a result of the dual-class share structure and the concentration of ownership, the holder of our Class B ordinary shares has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our currently effective memorandum and articles of association contain provisions that may discourage, delay or prevent a change of control of our company, including a provision that entitles each Class B ordinary share to fifteen (15) votes in respect of all matters subject to a shareholders’ vote and a provision that authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares as well as a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties form seeking to obtain control of our company in a tender offer or similar transaction.

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

On December 1, 2025, at an extraordinary general meeting of shareholders, the shareholders of the Company approved, by special resolution, the change of domicile of the Company by way of continuation out of the Cayman Islands and domestication into Singapore as a public company limited by shares. As of the date of this annual report, the redomiciliation has not been completed.

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

B. Business Overview

Overview

We are a global clinical-stage company at the forefront of discovering and developing innovative cancer therapies. Leveraging our dual R&D presence in the U.S. and China, we are building a robust pipeline of drug candidates focused on two key areas where we believe we can make a significant difference. (1) RAS-targeting therapies: we are tackling RAS-driven cancers with AN9025, an oral pan-RAS(ON) inhibitor, and AN4035, a CEACAM5-targeting ADC delivering a potent pan-RAS(ON) inhibitor directly to tumors. (2) Next-generation cancer immunotherapies: our candidates, AN8025 (a tri-functional fusion protein of αPD-L1 x CD86 variant x LAG3 variant), a T-cell and antigen-presenting cell modulator, and AN4005 (a first-in-class oral small-molecule PD-L1 inhibitor), are designed to activate cancer immunity in novel ways.

Our pipeline

We are advancing a robust pipeline of innovative drug candidates in various stages of development. The following chart provides an overview of the status of our drug candidates:

AN9025

AN9025 is an oral small molecule pan-RAS(ON) inhibitor with best-in-class potential, designed to target a broad spectrum of RAS mutations across various tumor types. Preclinical studies have demonstrated that AN9025 effectively inhibits RAS-mutant cancers with potent and durable efficacy, including pancreatic, lung, and colorectal adenocarcinomas, and shows comparable or superior results relative to a benchmark agent of the same class. The clinical phase I study of AN9025 is currently ongoing.

AN4035

AN4035 is a proprietary CEACAM5-targeting antibody drug conjugate (ADC) designed to deliver potent anti-tumor activity with an improved therapeutic window. It is armed with highly potent pan-RAS(ON) inhibitor payload, which effectively target a broad spectrum of CEACAM5-expressing, RAS-driven cancers. We expect to submit IND in the middle of 2026.

AN8025

AN8025 is a next-generation tri-specific antibody fusion protein derived from an approved αPD-L1 antibody and fused with functionally optimized CD86 variant and LAG3 variant. Designed to modulate T cell and antigen-presenting cell (APC) functions, preclinical studies have demonstrated that AN8025 enhances both the quantity and quality of APCs while also inducing robust PD-L1-dependent T cell activation and anti-tumor efficacy in vivo. The clinical phase I study of AN8025 is currently ongoing.

AN4005

AN4005 is an orally available, small-molecule PD-L1 inhibitor that demonstrates antitumor activity by the blockade of PD-1/PD-L1 interaction. Preliminary results from the Dose-Escalation Phase, presented at SITC 2024, demonstrated that AN4005 exhibits favorable safety and tolerability in patients with advanced tumors. Encouraging preliminary efficacy was observed in a tumor type known to respond to anti-PD-(L)1 therapy. The trial has now advanced to the Expansion Phase, evaluating two doses of AN4005 in checkpoint inhibitor-naïve patients. Proof-of-concept data from the Expansion Phase is expected to be presented in a conference in 2026.

AN0025

AN0025 is a small molecule EP4 antagonist designed to modulate the tumor microenvironment. In the phase Ib study of preoperative AN0025 and radiotherapy/chemoradiotherapy combination in rectum cancer, preliminary efficacy results (20% clinical complete response (cCR) and 16% pathologic complete response (pCR)) are encouraging. ARTEMIS (Augmenting RadioTherapy in REctal Cancer to Minimise Invasive Surgery) phase II study of preoperative AN0025 and radiotherapy/chemoradiotherapy combination in rectum cancer is ongoing. The futility analysis of this Phase 2 study was passed in March 2026 and the topline results are expected in the first half of 2027.

Our company history and team

We rebranded in 2016 as Adlai Nortye Biopharma and began development activities focusing on the discovery and development of innovative cancer therapies, after originally incorporating in 2004. We have assembled an experienced management team consisting of successful entrepreneurs and industry veterans.

Our founder, chief executive officer, and chairman of our board of directors, Mr. Yang Lu is a successful entrepreneur who brings expertise across the domains of business development, operations, and management. Our president and head of research and development, Dr. Archie Tse, previously served as the Chief Scientific Officer, Senior Vice President, Head of Research and Early Clinical Development, and Head of CMC Department of CStone Pharmaceuticals. Before that, Dr. Tse held leadership positions in multinational companies, including MSD and Daiichi-Sankyo.

Since our inception, we have received strong support from our shareholders, including financial investors as well as several industry-leading strategic investors. This investor base is, and we expect will continue to be, aligned with our vision and strategy going forward.

Our differentiated oncology portfolio

AN9025: An Oral Small-Molecule Pan-RAS(ON) Inhibitor

AN9025 is an oral small molecule pan-RAS(ON) inhibitor designed to address a broad range of RAS mutations across multiple tumor types. The clinical phase I study of AN9025 is currently ongoing.

AN9025 demonstrates superior potency compared to a clinical benchmark pan-RAS(ON) inhibitor sharing the same mechanism of action, driving potent and broad-spectrum anti-tumor activity in both in vitro and in vivo models.

AN4035: A Novel CEACAM5 Pan-RAS(ON)i ADC

AN4035 is a proprietary CEACAM5-targeting antibody drug conjugate (ADC) designed to deliver potent anti-tumor activity with an improved therapeutic window. We expect to submit IND in the middle of 2026.

AN4035 targets CEACAM5, an antigen highly overexpressed in lung, pancreatic, and colorectal cancers—tumor types that frequently harbor RAS mutations. AN4035 has a homogeneous DAR 8 and shows excellent DAR stability over human plasma.

AN4035 demonstrates potent, nanomolar to picomolar cytotoxicity across a broad panel of RAS-addicted, CEACAM5-positive cancer cell lines. In addition, AN4035 also exhibits a robust bystander effect in multiple RAS-addicted, CEACAM5-positive cancer cell lines.

AN4035 demonstrated robust anti-tumor activity in multiple CDX and PDX models.

AN8025: A Potential First-in-Class, Multi-Functional T Cell/APC Modulator

AN8025 emerges as a tri-specific antibody fusion protein derived from a clinically validated and approved αPD-L1 antibody, fused with functionally optimized CD86 variant (CD86v) and LAG3 variant (LAG3v) on its C- and N-terminus of heavy chain, respectively. AN8025 leverages the LAG3 component to stimulate the differentiation and maturation of antigen-presenting cells (APCs), while the CD86 and αPD-L1 components synergistically amplify tumor-specific T cell responses. Together, these actions orchestrate a multifaceted enhancement of immune function. The clinical phase I study of AN8025 is currently ongoing.

In vitro, we demonstrated that AN8025 improved the quantity and quality of APCs, compared to an aPD-L1 mAb.

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

Other Pipelines

AN4005: Orally Available, Small-Molecule PD-L1 Inhibitor

AN4005, a drug candidate discovered in-house, is an oral small-molecule PD-L1 inhibitor designed to disrupt the interaction between PD-1 and PD-L1.

AN4005X0101 (NCT04999384) is a Phase I, multi-center, open-label clinical trial study in patients with advanced solid tumors. A traditional ‘3+3’ design was employed for dose escalation, with sentinel patients enrolled at the starting dose of 50 mg BID. As of 14 October 2024, 25 patients with advanced solid tumors in the U.S. and China received AN4005 across six tested dose levels (50 mg BID to 1000 mg QD).

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

Overall disease control rate was 41.7% (10/24). One patient with high microsatellite instability (MSI-H) colorectal cancer treated at 300 mg QD had a confirmed complete response. Notably, this patient had responded to two prior anti-PD-(L)1 mAbs but was unable to continue intravenous therapy due to the COVID-19 pandemic, highlighting the value of an oral PD-L1 inhibitor. Following the completion of the Dose-Escalation Phase and a preliminary food-effect cohort, the trial has now advanced to the Expansion Phase, evaluating two doses of AN4005 in checkpoint inhibitor-naïve patients. Proof-of-concept data from the Expansion Phase is expected to be presented in a conference in second half of 2026.

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

ARTEMIS is a randomized phase II trial for patients with moderate to high-risk rectal cancer where pre-operative chemo-RT is a standard treatment option and suitable for organ preservation. Patients are randomized 1:1 between 1) standard of care long-course chemo-RT (LCCRT) or short-course chemo-RT (SCCRT) based on clinician choice, and 2) standard of care LCCRT or SCCRT based on clinician choice, with the addition of immunotherapy agent AN0025. Both arms will also receive total neoadjuvant treatment (TNT) in the form of FOLFOX or CAPOX, based on clinician choice. The primary endpoint is Clinical Complete Response rate at 6 months post start of radiotherapy. A total of 140 patients will be randomized. The futility analysis of this Phase 2 study was passed in March 2026 and the topline results are expected in the first half of 2027.

Research and development

We believe that R&D is key to driving our therapeutic strategy and maintaining our competitiveness in the biopharmaceutical industry. Our in-house research and development function had 75 members with extensive drug discovery and development experience as of December 31, 2025. Around 84% of our research and development team members have master or doctorate degrees in biology or chemistry related majors. Leveraging our strong research and development capabilities, we have developed a pipeline with significant potential.

Competition

The pharmaceutical and biopharmaceutical industries are highly competitive and subject to rapid and significant change. While we believe that our pipeline of innovative drug candidates in clinical and preclinical trials, strong R&D capability, integrated platform and cohesive leadership team provide us with competitive advantages, we face potential competition from many different sources working to develop therapies targeting the same indications against which we develop our drug candidates, in particular in the RAS-targeting therapies. These include major pharmaceutical companies as well as specialty pharmaceutical and biotechnology companies, academic institutions, government agencies, and research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing drugs and with any new drugs that may become available in the future.

License and collaboration agreements

Collaboration with ASK Pharm

On December 29, 2025, we entered into a collaboration agreement with ASK Pharm, a research-based pharmaceutical enterprise established in 2003, specializing in digestive disease, multidrug resistant infection, oncology and chronic disease areas, with respect to proprietary pan-RAS (ON) inhibitor AN9025.

Under the terms of the agreement, ASK Pharm will obtain exclusive rights to develop, manufacture, and commercialize AN9025 in mainland China, Hong Kong and Macao (the “Licensed Territory”). Adlai Nortye will retain worldwide rights to the compound excluding the Licensed Territory. Adlai Nortye is eligible to receive total consideration of up to RMB 1.6 billion (approximately USD 230 million), including an upfront payment and near-term milestone payments exceeding USD 20 million, plus tiered royalties ranging from a high single-digit to mid-teens percentage of net product sales in the Licensed Territory.

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

Collaboration with WuXi Biologics

On September 6, 2021, we entered into a worldwide license agreement with WuXi Biologics Ireland Limited (“WuXi Biologics”), pursuant to which WuXi Biologics granted us a non-exclusive license to certain of its proprietary anti-PD-L1 monoclonal antibody-related technologies. Under the agreement, we are entitled to use the licensed technology to research, develop, manufacture and commercialize products comprising multifunctional antibodies generated based on such technology within the field of prevention, diagnosis and/or treatment of human diseases or conditions worldwide.

Under the terms of the agreement, WuXi Biologics is entitled to receive an upfront payment and is eligible to receive up to $86.75 million in aggregate development, regulatory and commercial milestone payments, as well as tiered royalties ranging from the low- to mid-single-digit percentage on net sales of licensed products.

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

We have a global portfolio of patents to protect our drug candidates and technologies. As of December 31, 2025, we owned or had exclusive license rights to (i) 98 granted patents and 118 pending patent applications in jurisdictions such as the U.S., EPO, mainland China, Japan, South Korea, Canada, Australia, Taiwan, Mexico, and Brazil, and (ii) 14 patent applications under the PCT that has not been nationalized.

The patent portfolios for our clinical stage lead product and other products as of December 31, 2025 are summarized below:

●	AN8025: As of December 31, 2025, we held 17 pending patent applications directed to AN8025 compound, including in the U.S., EPO, China, Japan, South Korea, Canada and Australia. The expiration date is expected to be 2043, without taking into account of any patent term extensions.

●	AN9025: As of December 31, 2025, we held 3 pending patent applications directed to AN9025 compound, including one in China, one in Taiwan, and one PCT application that we plan to nationalize the PCT application in main jurisdictions such as the U.S., EPO, China, Japan, South Korea, Canada and Australia, etc. before the deadline. The expiration date is expected to be 2045, without taking into account of any patent term extensions.

AN4005: As of December 31, 2025, we held 7 granted patents, including in Japan, Australia, Mexico and Brazil, and 10 pending patent applications in jurisdictions including the U.S., EPO, Canada, New Zealand, South Korea, Singapore and Israel. The expiration date is expected to be 2040, without taking into account of any patent term extensions.

●	AN0025: As of December 31, 2025, we in-licensed 44 granted patents, including four in the U.S., two in EPO, two in China, and 36 in other jurisdictions, including Canada and Australia, and one pending patent applications directed to AN0025. The expected expiration date of granted patents directed to the potential approved use of the compound is 2036, taking into account of the possible 5-year patent term extensions in jurisdictions where patent term extension is available, including but not limited to the U.S., Europe, and China. The term of patent extension in each jurisdiction is estimated based on the patent filing date, the patent grant date, the IND enabling date, the estimated NDA date, and FDA/EMA/NMPA approval date according to relevant regulations in each jurisdiction. Further to the in-licensed patents, we also filed one PCT patent applications directed to a new formulation of AN0025 which has been nationalized in 19 countries/territories including United States, EPO, Mainland China, Japan, South Korean, Canada, Australia and Mexico.

Product	Scope of patent protection	Jurisdiction	Status	Applicant	Patent Expiration(1)	Our Rights
AN8025	Directed to compound	United States, EPO, Mainland China, Japan, Others(2)	Pending	Our Group	—	Ownership
AN9025	Directed to compound	PCT Mainland China, Taiwan	Pending	Our Group	—	Ownership
AN4005	Directed to compound	Japan Australia Mexico Brazil Russia United States EPO Others(3)	Granted Pending	Our Group	—	Ownership

AN0025	Directed to	United States	Pending	Our Group	—	Ownership
	formulation	EPO
		Mainland China
		Japan
		Others(4)
		Russia	Granted		2043
	Directed to	United States	Granted	Eisai	2035	Exclusive
	combination	Mainland China			2035
	therapy	Australia			2035
		Others(5)			2035
		EPO	Pending
	Directed to	United States	Granted	Eisai	2031	Exclusive
	compound	EPO			2031
		Mainland China			2031
		Australia			2031
		Others(6)			2031
AN4005	Directed to compound	United States, EPO, Mainland China, Japan, Taiwan	Pending	Our Group	—	Ownership

Abbreviation: PCT = Patent Cooperation Treaty

Notes:

(1)	Patent expiration year is estimated based on current filing status, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, and other government fees. Patent term extension is available in certain jurisdictions, such as in the U.S., Europe, and China. The patent term restored under patent term extension is estimated based on various factors in different jurisdictions, and subject to limitations. For example, in the U.S., the maximum extension that can be obtained for a patent is limited to five years, and the total remaining patent term (with PTE) is limited to fourteen years from the date of product approval by the FDA. The patent expiration date in the table is obtained from the commercial database of Patsnap.
(2)	13 countries and/or territories, including Canada, Australia, New Zealand, South Korea, and Singapore.
(3)	8 countries and/or territories, including Canada, New Zealand, South Korea, Singapore and Israel.
(4)	14 other countries including Canada, Australia, New Zealand, South Korea, and Singapore.
(5)	6 countries, including Canada, Brazil, Israel, Russia and Mexico. Patent applications of combination therapy is pending in EPO.
(6)	28 countries and/or territories, including Canada, New Zealand, and Hong Kong.

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

We conduct our business under the brand name “Adlai Nortye” or “阿諾医药.” As of December 31, 2025, we had registered 88 trademarks in total. Among them, we registered 21 “Adlai Nortye” or “阿諾医药” trademarks in mainland China, five in Hong Kong, one in Macau, one in Taiwan. We had also registered the “Adlai Nortye” in other twelve jurisdictions including the U.S., Canada, Europe, U.K., Australia, Japan, and South Korea, all of which have been successfully registered. As of December 31, 2025, we were also the registered owner of one domain name.

Pursuant to the license and collaboration agreements we entered into with our collaborators, we were granted certain exclusive licenses to develop and commercialize our drug candidates, including AN0025. For more details, please see the paragraphs headed “— License and collaboration agreements” in this section.

As of December 31, 2025, we had not been involved in any proceedings in respect of, and we had not received notice of any claims of infringement, misappropriation, or other violations of third-party intellectual property and we are not involved in any proceedings in respect of any intellectual property rights that may be threatened or pending and that may have an influence on its research and development for any drug candidates in which we may be a claimant or a respondent.

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

Raw materials and suppliers

We purchase raw materials and equipment for the development of our drug candidates from qualified suppliers. We also work with qualified CROs and CMOs to manage and conduct preclinical and clinical studies and of our pipeline candidates, as well as the manufacturing activities, in China and the United States. Our purchases mainly include licensor, third-party contracting services for research and development of our drug candidates, and manufacturing of certain drug substances for clinical supply, as well as raw materials, consumables, machines, and equipment.

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

Regulation

U.S. laws and regulations

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations, and biologics under the FDCA and the Public Health Service Act (PHSA), and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. The FDA generally requires the following before drug candidates may be marketed in the United States:

●	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with Good Laboratory Practices (GLP), regulations, where applicable;

●	submission to the FDA of an investigational new drugs (IND), which must become effective before human clinical studies may begin;

●	approval by an independent institutional review board (IRB) or ethics committee representing each clinical site before each clinical study may be initiated;

●	performance of adequate and well-controlled human clinical studies in accordance with good clinical practice (GCP), requirements to establish safety and efficacy, or with respect to biologics, the safety, purity and potency of the drug candidate for each proposed indication;

●	preparation of and submission to the FDA of a new drug application (NDA), or biologics license application (BLA);

●	potential review of the product application by an FDA advisory committee, where appropriate and if applicable;

●	a determination by the FDA within 60 days of the initial submission of an NDA or BLA to accept the application for formal review;

●	satisfactory completion of an FDA pre-approval inspection (PAI) of the manufacturing facilities where the drug substance and drug product are produced, tested, packaged, and labeled to assess compliance with current Good Manufacturing Practices (cGMP), and audits of selected clinical trial sites to ensure compliance with GCP; and

●	FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics (PK), pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls (CMC) information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. Upon the date of submission of the initial IND, the sponsor must wait 30 days to allow for FDA review and comment (e.g., protocol design, proposed starting dose) before dosing the first patient under the IND. If the FDA accepts the sponsor’s response to all queries, the sponsor is given agency approval via an “Study May Proceed letter” (or email) for the clinical trial. If questions are not answered appropriately or the FDA has concerns, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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

A clinical investigation may fail at any phase. In some cases, the FDA may conditionally approve an NDA or BLA for a drug candidate on the sponsor’s agreement to conduct additional clinical studies after approval, called a post-marketing requirement (PMR) or a post-marketing commitment (PMC). The stipulations of the PMR and/or PMCs are outlined in the FDA approval letter. Concurrently with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the drug candidate, and must finalize a process for manufacturing the product in commercial quantities and develop methods for testing in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, and the methods must be capable of testing the identity, strength, quality, and purity of the final product, or for biologics, the safety, purity and potency.

NDA and BLA review process

Assuming successful completion of all required studies in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for an indication. The NDA or BLA must include all relevant data available from pertinent preclinical studies and pivotal and supporting clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The initial indication submission of an NDA or BLA requires payment per US regulatory requirements under the Prescription Drug User Fee Act (PDUFA), as reauthorized through PDUFA VII. Subsequent submissions for additional indications, called supplements, do not have a fee associated with the Agency review.

In addition, under the Pediatric Research Equity Act (PREA), an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the drug candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA Reauthorization Act of 2017 (FDARA) and subsequent amendments requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (iPSP) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any drug or biological product for an indication for which orphan drug designation (ODD) has been granted.

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

Additionally, drug candidates studied for their safety and effectiveness in treating serious or life- threatening diseases or conditions may receive accelerated approval upon a determination that the drug candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well- controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefits. Under the Food and Drug Omnibus Reform Act of 2022 (FDORA), products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies with due diligence, if such studies fail to verify the predicted clinical benefit, or if the evidence demonstrates that the product is not shown to be safe or effective under the conditions of use. The FDA has enhanced enforcement authority to require trial status updates and may withdraw accelerated approval more efficiently. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In June 2025, the FDA introduced the FDA Commissioner’s National Priority Voucher (CNPV) pilot program as a pathway to reduce review times for drug and biological products that align with one of five critical U.S. national health priorities:

●	Public health crisis response - Products addressing urgent/emerging threats or significant population impact.

●	Innovative breakthrough therapies - Transformative treatments with novel mechanisms that fundamentally change disease management.

●	Large unmet medical needs - Therapies for conditions where existing treatments inadequately address patient outcomes.

●	Onshoring and supply chain resilience - Onshoring drug development/manufacturing to strengthen U.S. domestic capacity, reduce foreign dependencies, and improve national security.

●	Affordability - Approaches that improve overall value through reduced costs to the healthcare system or that enhance access to important products.

Fast track designation, breakthrough therapy designation, priority review, accelerated approval, and CNPV do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Post-approval requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, drug supply chain security under the Drug Supply Chain Security Act (DSCSA), and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biological manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon the Company and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon the Company and any third-party manufacturers that the Company may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

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

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. Under the Best Pharmaceuticals for Children Act (BPCA), issuance of an FDA Written Request for pediatric studies does not obligate the sponsor to perform the requested clinical trials; it is a voluntary program linked to pediatric exclusivity incentives. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

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

While enforcement of the FCA was traditionally limited to the U.S. Department of Justice (DOJ) and whistleblowers, the Administrative False Claims Act (“AFCA”), signed into law on December 23, 2024, expands enforcement of the FCA to other federal agencies. AFCA also broadens the bases for liability by prohibiting not only false claims, but also certain false statements made in the absence of false claims. Agencies were directed to amend regulations by June 23, 2025. While not all federal agencies have begun this rulemaking process, AFCA provides a new and expanded enforcement tool.

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

The Physician Payments Sunshine Act imposes annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists, chiropractors, and advanced practice registered nurses), certain non- physician providers including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and anesthesiologist assistants, and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members.

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

The Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (collectively, HIPAA) require business associates as well as covered entities to comply with specified privacy and security requirements. Both business associates and covered entities, as defined under HIPAA, may be subject to civil monetary penalties imposed by the U. S. Department of Health and Human Services Office for Civil Rights (HHSOCR) and/or state attorneys’ general for violations of HIPAA. HHS OCR may also refer HIPAA violations to the U.S. Department of Justice (DOJ) for criminal investigation and penalty. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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

Section 3221 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and implementing regulation at 42 CFR part 2 (Part 2) governs certain providers that are federally funded and hold themselves out as providing, and provide, substance use disorder (SUD) diagnosis, treatment, or referral for treatment impose additional privacy protections for SUD records that are more stringent than HIPAA. For example, Part 2 provides that SUD records received from a regulated provider pursuant to a BAA or a patient consent may not be used and information from the SUD records may not be shared in civil, criminal, administrative, or legislative investigations or proceedings against the patient without (1) the patient’s Part 2 consent; or (2) a court order and subpoena. In February of 2026, HHS announced a new program to implement and enforce Part 2 requirements that protect the confidentiality of SUD records and impose penalties for noncompliance aligned with the penalties available under HIPAA.

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

The U.S. Department of Justice (DOJ) has adopted regulations implementing Executive Order 14117 (issued in February 2024), which prevents access to bulk U.S. sensitive personal data, which includes personal health information, by countries of concern or covered persons as defined in the regulations. The final rule was published in March 2024 and became effective in phases throughout 2024 and 2025. Civil monetary penalties and criminal penalties may be imposed for violations.

Nearly More than half of U.S. states have enacted comprehensive state data privacy laws that apply to personal information, with additional states continuing to adopt similar legislation. Most of these laws consider an individual’s health information to be sensitive information subject to additional requirements and protections. The U.S. state data privacy laws generally exempt either covered entities and businesses associates (an entity-level exemption) or PHI created, received, maintained, or transmitted by covered entities and business associates (a data-level exemption) from compliance, but other persons or entities in scope for the laws must comply.

With respect to AI/ML, several states and at least one municipality have enacted laws and ordinances that govern “high-risk” AI /ML systems, including those involved in making decisions related to health care services. These laws generally require risk assessments, impact assessments, transparency disclosures, and in some cases, human oversight for high-risk AI systems used in healthcare contexts. The laws generally allow the state attorneys general to impose civil monetary or other penalties against an entity for failure to comply with these laws. At the federal level, various agencies including HHS and the FDA have issued guidance on the use of AI in healthcare settings, though comprehensive federal AI legislation remains under development.

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

U.S. healthcare reform

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. By way of example, the ACA:

●	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

●	required collection of rebates for drugs paid by Medicaid managed care organizations;

●	required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D (the discount percentage was 70% from 2019-2024, reduced to 10% beginning in 2025 under the Inflation Reduction Act); and

●	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates eliminated the statutory Medicaid drug rebate cap, currently previously set at 100% of a drug’s average manufacturer price, or AMP. This elimination became effective, beginning January 1, 2024, meaning that manufacturers participating in the Medicaid Drug Rebate Program may now owe rebates in excess of 100% of AMP for drugs whose prices have increased substantially above inflation.

Most recently, onOn August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. The IRA established the Medicare Drug Price Negotiation Program, under which the Centers for Medicare & Medicaid Services, or CMS, is authorized to negotiate maximum fair prices, or MFPs, for certain high-expenditure, single-source drugs without generic or biosimilar competition. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (with the first negotiated prices taking effectbeginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due imposed in 2023); and replaces replaced the Part D coverage gap discount program with a new discounting program (beginning effective in 2025). In August 2024, CMS announced MFPs for the first 10 Medicare Part D drugs selected for negotiation, and those negotiated prices took effect on January 1, 2026. In February 2025, CMS announced 15 additional Part D drugs selected for the second cycle of negotiations, with MFPs for those drugs expected to take effect on January 1, 2027. A third cycle of 15 Part B or Part D drugs has been selected for negotiation for initial price applicability year 2028, representing the first year that Part B drugs are eligible for the program. From 2029 onward, CMS will negotiate prices for 20 additional drugs annually.

The IRA permits the Secretary of the Department of Health and Human Services (HHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Beginning in 2026, CMS will begin formal rulemaking for the program. For that and other reasons, it is currently unclear how the IRA will be effectuated.

On January 3, 2026, the Consolidated Appropriations Act 2026 (CCA), was signed into law. The CCA includes provisions affecting pharmacy benefits managers (PBMs) intended to lower the cost of prescription drugs. While specific to PBMs, the CCA may impact pharmaceutical manufacturers by changing the economics of rebate-dependent pricing strategies. Beginning in July 2028, PBMs will be required to disclose to plan sponsors, on a drug-by-drug basis, rebates and discounts provided by the manufacturer. PBMs will be required to disclose the rationale for placement of high-cost drugs on a plan formulary. This may impact the market share and revenue projections of pharmaceutical companies offering brand-name drugs. PBMs will also be required to disclose details related to manufacturer copayment assistance programs, including copayment assistance dollars paid to participants. This could lead plans to change plan design to reduce dependence on higher-cost brand name products.

Finally, the CCA mandates that all discounts and rebates offered by pharmaceutical companies and PBMs get paid directly to plans and sponsors of plans. The act amends the Employee Retirement Income Security Act (“ERISA”) at Section 408(b)(2) and 406 such that any payment of discounts or rebates that are not paid 100% to the plans/sponsors are deemed not bona fide payments for services and prohibited transactions. These amendments to ERISA greatly impact the way third-party administrators and other plan vendors receive compensation for their services.

In addition to legislative developments, the current U.S. administration has pursued executive actions aimed at further reducing drug prices. On May 12, 2025, President Trump issued an executive order titled “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients,” directing HHS to communicate most-favored-nation, or MFN, price targets to pharmaceutical manufacturers and, if manufacturers do not make significant progress toward MFN pricing, to pursue rulemaking to impose such pricing across Medicare, Medicaid, and commercial markets. Following this executive order, the administration sent letters to 17 leading pharmaceutical manufacturers outlining steps to reduce drug prices, and as of late 2025, 16 manufacturers had entered into voluntary MFN pricing agreements, primarily covering Medicaid programs and direct-to-consumer sales through the administration’s TrumpRx platform. In December 2025, CMS published two proposed rules introducing the GLOBE model (for Medicare Part B drugs) and the GUARD model (for Medicare Part D drugs), which would incorporate international price benchmarks into Medicare drug rebate calculation methodologies on a trial basis in selected geographic areas. These proposed models, if finalized, would complement but not replace the IRA’s Medicare Drug Price Negotiation Program. The ultimate scope and enforceability of these executive and regulatory initiatives remain subject to legal challenge and further development.

There continues to be heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, proposed and enacted legislation and executive orders issued by the President designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The Medicare Drug Price Negotiation Program under the IRA represents a significant shift in federal drug pricing policy, with the first set of negotiated maximum fair prices for selected drugs taking effect in 2026, and subsequent negotiation cycles expanding to include additional drugs. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, state-specific drug affordability boards with authority to set upper payment limits, and, in some cases, programs designed to encourage importation from other countries and bulk purchasing.

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

Currently, we have obtained human generic resources approvals for AN9025, AN8025, AN4005 and AN0025.

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

International multi-center clinical trials regulations

According to the Notice on Issuing the International Multi-Center Clinical Trial Guidelines (for Trial Implementation), or the Multi-Center Clinical Trial Guidelines, promulgated by CFDA in January 2015, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicants plan to implement the international multi-center clinical trials in the PRC, the applicants shall comply with relevant laws and regulations, such as the PRC Drug Administration Law, the Implementing Regulations of the PRC Drug Administration Law and the Administrative Measures for Drug Registration, execute the GCP, make reference to universal international principles such as the ICH-GCP, and comply with the laws and regulations of the countries involved in the international multi-center clinical trials. Where the applicants plan to use the data derived from the international multi-center clinical trials for approval of a drug registration in the PRC, it shall involve at least two countries, including China, and shall satisfy the requirements for clinical trials set forth in the Multi- Center Clinical Trial Guidelines and Administrative Measures for Drug Registration and other related laws and regulations. Currently, we have conducted certain multi-center clinical trials overseas for AN9025, AN8025, AN0025 and AN4005. If we plan to implement the international multi-center clinical trials in the PRC, we shall comply with relevant laws and regulations accordingly.

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

The Provisions on Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002, and came into effect on April 1, 2002, classify all foreign investment projects into four categories: (i) encouraged projects, (ii) permitted projects, (iii) restricted projects, and (iv) prohibited projects. Investment activities in the PRC by foreign investors were principally governed by the Catalogue of Industries for Guiding Foreign Investment, which was promulgated by the Ministry of Commerce and the National Development and Reform Commission and was abolished by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version), or the Negative List and Catalogue of Industries for Encouraging Foreign Investment (2022 version), or the “Encouraging List.” The Negative List, which came into effect on November 1, 2024, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment.

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

Location	Size (in square meters)	Usage of Property	Lease Term
New Jersey, the United States	182.37	Office	July 15, 2024 to July 31, 2027
Hangzhou, PRC	2,236.26	Office	October 1, 2025 to November 30, 2028
Hangzhou, PRC	2,303.90	Office and laboratory	October 1, 2025 to November 30, 2028
Hangzhou, PRC	320.00	Business development	July 31, 2024 to July 31, 2029
Shanghai, PRC	93.00	Office	December 25, 2024 to December 24, 2027

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

As discussed in “Item 17. Financial Statements”, “Item 18. Financial Statements” and Note 4 of our consolidated financial statements, we have revised our previously issued audited consolidated financial statements as of December 31, 2024, and for the year ended December 31, 2024, and our unaudited consolidated interim financial statements as of and for the six months ended June 30, 2025. Accordingly, Management’s discussion and analysis of our financial condition and results of operations have been revised for the effects of the revision.

A.  Operating Results

Overview

We are a global clinical-stage company at the forefront of discovering and developing innovative cancer therapies. Leveraging our dual R&D presence in the U.S. and China, we are building a robust pipeline of drug candidates focused on two key areas where we believe we can make a significant difference. (1) RAS-targeting therapies: we are tackling RAS-driven cancers with AN9025, an oral pan-RAS(ON) inhibitor, and AN4035, a CEACAM5-targeting ADC delivering a potent pan-RAS(ON) inhibitor directly to tumors. (2) Next-generation cancer immunotherapies: our candidates, AN8025 (a tri-functional fusion protein of αPD-L1 x CD86 variant x LAG3 variant), a T-cell and antigen-presenting cell modulator, and AN4005 (a first-in-class oral small-molecule PD-L1 inhibitor), are designed to activate cancer immunity in novel ways.

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

Since our founding, we have incurred significant operating losses. Our net losses were US$109.2 (revised) million, US$51.9 million and US$35.5 million, for the years ended December 31, 2023, 2024 and 2025, respectively. We expect to continue to incur significant expenses and operating losses for the foreseeable future. In addition, we anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

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

In 2025, the Company recognized revenue of $5.0 million from contract liability. This amount represents a non-refundable upfront fee received from a customer in 2023 in exchange for granting an exclusive option to enter into a license agreement for the further development and commercialization of certain products. In 2025, following the discontinuation of the related project, the likelihood of the customer exercising its remaining rights became remote, and the Group has no other unfulfilled performance obligations. Accordingly, the Company recognized revenue from contract liability.

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

The United States

Under the current laws of the United States of America, the subsidiary which operates in the United States America is subject to federal tax at a rate of 21%. For New Jersey state tax purposes, the subsidiary is subject to a corporate business tax at a rate of 6.5% for taxpayers with allocated net income of $50,000 or less; 7.5% for taxpayers with allocated net income greater than $50,000 but not exceeding $100,000; 9% for taxpayers with allocated net income greater than $100,000 but not exceeding $10 million; and 11.5% (which includes a 2.5% transit fee extended through 2028) for taxpayers with allocated net income exceeding $10 million.

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

Switzerland

The subsidiary incorporated in Switzerland is subject to a combined corporate income tax rate of approximately 11.8%–11.9%, including federal, cantonal, and communal taxes.

Results of Operations

The following table summarizes key components of our results of operations for the years/periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	(revised)
	US$	US$	US$
	(in thousands)
Selected consolidated statements of operations and comprehensive loss:
Revenue	—	—	5,000
Other operating income, net	890	1,940	396
General and administrative expense	(15,289)	(9,953)	(8,261)
Research and development expenses	(58,152)	(44,915)	(32,833)
Total operating loss	(72,551)	(52,928)	(35,698)
Other income and gains	3,303	3,049	1,475
Other (expenses)/income	(80)	(42)	228
Investment income	62	—	1
Share of loss of investments accounted for using the equity method	—	(4)	(3)
Fair value loss on financial liabilities at FVTPL	(39,171)	—	—
Finance costs	(791)	(1,944)	(1,531)
Loss before tax	(109,228)	(51,869)	(35,528)
Income tax expense	—	—	—
Loss for the year	(109,228)	(51,869)	(35,528)
Attributable to:
Ordinary equity holders of the parent	(109,228)	(51,869)	(35,528)

Research and development expenses

	For the Year Ended December 31,
	2023	2024	2025
	(revised)
	US$	US$	US$
	(in thousands)
CRO service fees	39,612	29,203	21,299
AN2025	32,510	18,575	9,130
AN0025	4,308	4,429	626
AN4005	1,126	3,252	4,160
Others	1,668	2,947	7,383
Employee compensation	14,797	11,950	8,705
Depreciation and Amortization	1,697	1,354	937
Material fees	677	1,057	868
Others	1,369	1,351	1,024
Total	58,152	44,915	32,833

Comparison of the fiscal years ended December 31, 2025 and 2024

Revenue

In 2025, the Company recognized revenue of $5.0 million from contract liability. This amount represents a non-refundable upfront fee received from a customer in 2023 in exchange for granting an exclusive option to enter into a license agreement for the further development and commercialization of certain products. In 2025, following the discontinuation of the related project, the likelihood of the customer exercising its remaining rights became remote, and the Group has no other unfulfilled performance obligations. Accordingly, the Company recognized revenue from contract liability.

Administrative expenses

Our administrative expenses decreased by approximately 17.0%, from US$10.0 million in 2024 to US$8.3 million in 2025, primarily attributable to a decrease in share-based compensation expenses resulting from the vesting schedule of certain stock options in 2025.

Research and development expenses

Our research and development expenses decreased by approximately 26.9%, from US$44.9 million in 2024 to US$32.8 million in 2025, primarily attributable to (i) the fact that our major research and development programs had not yet advanced into the clinical stage during the year, and preclinical CRO expenses are lower than those incurred during clinical development, and (ii) a reduction in employee compensation expenses as a result of a decrease in research personnel in the United States.

Other income and gains

Our other income and gains decreased by approximately 51.4% from US$3.0 million in 2024 to US$1.5 million in 2025, primarily attributable to a decrease in government grants received during 2025.

Loss for the period

For the reasons described above, our loss for the year decreased from US$51.9 million in 2024 to US$35.5 million in 2025.

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

B. Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development activities and administrative costs associated with our operations. We incurred net losses of US$109.2 million (revised), US$51.9 million and US$35.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. We used US$56.7 million, US$51.8 million and US$33.5 million in cash for our operating activities for the years ended December 31, 2023, 2024 and 2025, respectively.

In December 2025, the Company entered into an exclusive license agreement with Jiangsu Aosaikang Pharmaceutical Co., Ltd. (“ASK Pharm”) for the development and commercialization of its investigational pan-RAS (ON) inhibitor AN9025 in mainland China, Hong Kong and Macau. Under the terms of the agreement, the Company is eligible to receive total potential payments of up to approximately RMB1.6 billion (approximately US$230.0 million), consisting of upfront payments, development milestone payments and sales milestone payments. In addition, the Company is entitled to receive tiered royalties on future net product sales in the licensed territory. In January 2026, the Company has received payments totaling RMB60.0 million (approximately US$8.7 million).

On February 3, 2026, we entered into securities purchase agreements for a private investment in public equity financing (the “Private Placement”), which is expected to result in gross proceeds of approximately $140.0 million, before deducting placement agent fees and other expenses. In the Private Placement, we agreed to sell an aggregate of 64,615,386 Class A ordinary shares (equivalent to 21,538,462 American Depositary Shares (“ADSs”), each representing three Class A ordinary shares) at a price of $2.1667 per Class A ordinary share (equivalent to $6.50 per ADS). The Private Placement is expected to close on February 4, 2026, subject to the satisfaction of customary closing conditions. According to the concern disclosure in the financial statement disclosures, as of the date of issuance of these consolidated financial statements, the Company has received gross proceeds of approximately US$85.0 million from the PIPE financing.

Currently, our primary sources of liquidity are cash and cash equivalents. As of December 31, 2025, we had US$8.1 million in cash and cash equivalents. Our cash and cash equivalents consist primarily of bank deposits.

Based on our current operating plan, we believe that the proceeds received from the collaboration arrangement and the PIPE financing, together with the Company’s existing cash and cash equivalents, will provide sufficient liquidity to support the Company’s operations and meet its obligations for at least the next twelve months from the issuance date of these consolidated financial statements.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(56,652)	(51,819)	(33,452)
Net cash (used in)/generated from investing activities	(10,954)	28,065	(15,579)
Net cash generated from/(used in) financing activities	116,240	(6,579)	(3,812)
Net increase/(decrease) in cash and cash equivalents	48,634	(30,333)	(52,843)
Cash and cash equivalents at the beginning of the year	42,758	91,492	60,902
Effect of foreign exchange rate changes, net	100	(257)	(3)
Cash and cash equivalents at the end of the year	91,492	60,902	8,056

Operating activities

In 2025, we had US$33.5 million net cash used in operating activities. The difference with US$35.5 million of loss before tax on accrual basis was mainly the result of adding back non-cash items such as US$1.5 million of equity-settled share-based expenses. In 2025, US$2.3 million of cash was used in operating assets and liabilities.

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

Investing activities

In 2025, our net cash used in investing activities was US$15.6 million, primarily as a result of purchases of investments at amortized cost.

In 2024, our net cash from investing activities was US$28.1 million, primarily as a result of recovery of investments at amortized cost.

In 2023, our net cash used in investing activities was US$11.0 million, primarily as a result of purchases of US$ 31.8 million short-term investments at amortized cost, and disposal of US$21.0 million financial assets at FVTPL.

Financing activities

In 2025, our net cash used in financing activities was US$3.8 million, primarily as a result of repayment of bank and other borrowings.

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

Capital Expenditures

We made capital expenditures of US$0.2 million, US$0.2 million and US$0.2 million in 2023, 2024 and 2025, respectively. Our capital expenditures were primarily for purchases of property, plant and equipment.

Material Cash Requirements

Contractual obligations and commitments

The following table sets forth material cash requirements from our contractual obligations as of December 31, 2025:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	(in thousands)
Lease liabilities	$667	$1,108	$19	$1,794

As of December 31, 2025, our commitments are disclosed in Note 27 to our consolidated financial statements included in this annual report.

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

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See Note [2.4] to our consolidated financial statements beginning on page F-10 of this annual report for a description of our other significant accounting policies.

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

The cost of equity-settled transactions with employees for grants is measured by reference to the fair value at the date at which they are granted. The fair value of options is determined by an external valuer using a binomial option-pricing model, the fair value of RSUs with service conditions only is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant, and the fair value of RSUs with market conditions is determined by an external valuer using a Monte Carlo model, further details of which are given in Note 25 of our consolidated financial statements included elsewhere in this annual report.

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

Fair value of financial liabilities measured at FVTPL

The fair value of the financial liabilities, including convertible redeemable preferred shares, convertible loans, forwards and warrants, are measured at FVTPL and determined using the valuation techniques, including the discounted cash flow method and the back-solve method. Such valuation requires us to make estimates of the key assumptions including the risk-free interest rate, discount for lack of marketability and volatility, which are subject to uncertainty and might materially differ from the actual results. Further details are included in Note 22 of our consolidated financial statements included elsewhere in this annual report.

Fair value of share-based payment

The fair value of the options is determined at the grant dates by the binomial option-pricing model. Significant estimates on assumptions, including the underlying equity value, discount rate, expected volatility, and dividend yield, are made by management. The fair value of RSUs with service conditions only is determined based on the fair market value of the underlying ordinary shares of the Company on the date of grant. The fair value of RSUs with market conditions is determined at the grant dates by the Monte Carlo simulation model. Significant estimates and assumptions, including the expected volatility, dividend yield and risk-free rate, are made by management. Further details are included in Note 25 of our consolidated financial statements included elsewhere in this annual report.

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are contained in Note 9 of our consolidated financial statements included elsewhere in this annual report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information relating to our directors and executive officers as of the date of this annual report.

Name (1)	Age	Position/Title
Yang Lu	47	Chairman of the Board of Directors, Chief Executive Officer
Ping Ji	62	Director
Lars Erik Birgerson	74	Director
Roger Sawhney	57	Independent Director
Shaorong Liu	48	Independent Director
Ming Lun Alan Tse	46	Independent Director
Baozhong Wei	48	Independent Director
Archie Tse	59	President and Head of Research & Development
Xiaofeng (Alex) Ye	48	Chief Financial Officer

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

Roger Sawhney served as our director from August 2024 to July 2025 and subsequently re-designation from a director to an independent. He has nearly thirty years of financial and strategic expertise across the life sciences industry. Dr. Sawhney currently serves as the Chief Financial Officer of LB Pharmaceuticals, a neuro-psych focused Company, based in New York City. From September 2022 to December 2023, Dr. Sawhney served as the Chief Financial Officer of Garuda Therapeutics, Inc. From March 2020 to May 2022, Dr. Sawhney served as the Chief Financial Officer of Omega Therapeutics, Inc., a pioneer in mRNA-based therapeutics for precision gene modulation, and he served as the Chief Business Officer of Omega from May 2022 to September 2022. From September 2018 to August 2020, Dr. Sawhney served at KKR & Co. Inc., a global investment firm, as Director of its healthcare investment platform in the Americas where his work focused on investments across private and growth equity in the healthcare sector. From July 2009 to August 2012, Dr. Sawhney served as Senior Vice President and Head of Global Corporate Strategy for Novartis AG, as well as Senior Vice President of Corporate Strategy and Business Development for Outcome Health from February 2017 to February 2018. Dr. Sawhney also served as Partner with Bain & Company from August 2012 to February 2017 and the Boston Consulting Group from 1996 to 2009, where he managed numerous client engagements across the life sciences, med-tech and digital health sectors. Dr. Sawhney holds an M.D. from Harvard Medical School and a B.A. in Economics from Stanford University.

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

Baozhong Wei has served as our independent director since July 2025. He has more than 19 years of experience in corporate governance, financial reporting, and regulatory compliance.  Since November 2017, Mr. Wei has served as a director of BR Business Services Pte Ltd, where he oversees business operations and provides strategic guidance. Mr. Wei brings extensive expertise in corporate finance and advisory services. From August 2015 to October 2017, he served as an assistant manager at BDO Advisory Pte Ltd, where he specialized in corporate finance, valuation, financial due diligence, litigation support, and merger and acquisition activities. Prior to that, from June 2014 to July 2015, he was a finance manager at JES International Holdings Limited, where he handled full sets of company accounts, group consolidation, cash flow reporting, and assisted with audit procedures and tax filings. From November 2012 to June 2014, Mr. Wei worked as an assistant manager at MS Corporate Finance Pte Ltd, focusing on corporate finance assignments including company valuations and independent financial adviser services. Mr. Wei is a Chartered Accountant (Singapore) and an Accredited Tax Advisor (Corporate Tax and GST). He is also an ACRA-registered Corporate Services Provider and qualified Filing Agent. Mr. Wei holds a Master’s degree in Finance from Singapore Management University and a Bachelor’s degree in Accountancy from Oxford Brookes University. His comprehensive experience in cross-border structuring, mergers and acquisitions, and risk management, combined with his hands-on experience working alongside boards and audit committees, provides valuable financial expertise and strategic insight that align well with the Company’s corporate governance requirements.

Archie Tse has served as our president since April 2026 and our head of research and development since March 2024. Prior to joining us, Dr. Archie Tse served as the Chief Scientific Officer, Senior Vice President, Head of Research and Early Clinical Development, and Head of CMC Department of CStone Pharmaceuticals. Before that, Dr. Tse held leadership positions in multinational companies, including MSD and Daiichi-Sankyo. Dr. Tse obtained his Doctor of Medicine degree and his Doctor of Biochemistry and Molecular Biology degree from University of Southern California.

Xiaofeng (Alex) Ye has served as our chief financial officer since April 2026, our interim chief financial officer from January 2025 to April 2026 and our vice president of business development & commercialization strategy from April 2017 to April 2026, bringing over 17 years of expertise in business development, sales, marketing, and commercialization within the biopharmaceutical industry. In his previous role, Dr. Ye was the Vice President of Business Development at inVentiv Health (now Syneos Health), a leading global biopharma solutions provider. During his tenure, he played a key role in the successful commercial launches of branded pharmaceutical products across the U.S. and European markets. Additionally, Dr. Ye demonstrated leadership in the Asia-Pacific region by managing commercial business units and establishing medical education teams for multinational pharmaceutical companies in China. Before his work at inVentiv Health, Dr. Ye served as Regional Sales Manager at GenScript in New Jersey, followed by his role as Business Development Director at Patheon (now part of Thermo Fisher Scientific), a global leader in biologics CDMO services. Dr. Ye holds a Bachelor of Science and a Master of Science from Xiamen University and earned his Ph.D. at the University of Texas MD Anderson Cancer Center.

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately US$1.36 million in cash and benefits to our directors and executive officers. For stock option grants to our executive officers and directors, see “— Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our operating subsidiary in the PRC is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Share Incentive Plans

2023 Share Incentive Plan

In April 2023, we adopted our 2023 share incentive plan, which amended and replaced the 2020 Share Incentive Plan and became effective in September 2023. The maximum aggregate number of ordinary shares that may be issued under this 2023 Share Incentive Plan is 15,000,000, including any reserved and issued share under the 2020 Share Incentive Plan held by Nortye Talent Limited and Nortye International Limited. As of the date of this annual report, awards for an aggregate of 7,176,061 ordinary shares under the 2023 Share Incentive Plan have been granted.

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

2025 Share Incentive Plan

On July 1, 2025, we adopted our 2025 share incentive plan. The maximum aggregate number of ordinary shares that may be issued under this 2025 Share Incentive Plan is 9,300,000. This total includes shares reserved but unissued under the 2020 and 2023 Share Incentive Plans, subject to awards granted under those prior plans continuing to be governed by their respective terms. As of the date of this annual report, no ordinary shares under the 2025 Share Incentive Plan have been granted.

The following paragraphs describe the principal terms of our 2023 Share Incentive Plan:

Type of awards. The 2025 Share Incentive Plan permits awards of options, restricted shares, restricted share units and other types of awards as the case may require.

Plan administration. The 2025 Share Incentive Plan is administered by our board of directors or committee or officer as authorized by the board of directors (within its delegated authority) (the “Administrator”). The Administrator determines, among other things, the participants eligible to receive awards, the type and number of the awards to be granted to each eligible participant and the terms and conditions of each award.

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

Transfer restriction. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2025 Share Incentive Plan or the relevant award agreement, such as transfers by will or the laws of descent and distribution or by trusts or companies established in connection with any employee benefit plan.

Amendment and termination. Unless terminated earlier, the 2025 Share Incentive Plan shall continue in effect for a term of ten years. Our board of directors may at any time amend, alter, suspend, or terminate the 2025 Share Incentive Plan, subject to applicable laws and our articles of association. Termination shall not affect the Administrator’s ability to exercise the powers granted to it under the 2025 Share Incentive Plan prior to such termination. No ordinary shares shall be delivered or sold under the plan after the termination thereof, except upon exercise of an award granted prior to the termination of the plan.

The following table summarizes, as of the date of this annual report, the awards granted to our directors and executive officers:

	Number of Ordinary
	Shares Underlying
Name	Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yang Lu	*	0.0	01/01/2025	/
Lars Erik Birgerson	*	1.1	08/09/2020	08/09/2030
	*	2.2	01/04/2022	01/04/2032
Xiaofeng (Alex) Ye	*	1.1	08/09/2020	08/09/2030
	*	1.8	01/11/2020	01/11/2030
	*	2.2	01/04/2022	01/04/2032
	*	0.0	03/06/2024	/
	*	0.0	26/12/2025	/
	*	0.0	24/03/2026	/
Archie Tse	*	0.0	14/01/2026	/
Roger Sawhney	*	0.0	25/10/2024	/
	*	0.0	03/11/2025	/
	*	0.0	24/03/2026	/
All directors and executive officers as a group	2,581,751

Notes:

*	Less than 1% of our total outstanding shares as of the date of this annual report.

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

Audit Committee. Our audit committee consists of Alan Ming Lun Tse, Shaorong Liu and Roger Sawhney. Alan Ming Lun Tse is the chairman of our audit committee. We have determined that Shaorong Liu and Roger Sawhney satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Alan Ming Lun Tse qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Baozhong Wei, Shaorong Liu and Alan Ming Lun Tse. Baozhong Wei is the chairman of our compensation committee. We have determined that Shaorong Liu and Alan Ming Lun Tse satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yang Lu, Shaorong Liu and Roger Sawhney. Yang Lu is the chairperson of our nominating and corporate governance committee. Shaorong Liu and Roger Sawhney satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders or by our board. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

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

D. Employees

As of December 31, 2023, 2024 and 2025, we had 127, 123 and 109 full-time employees, respectively. Our employees are mainly based in China and the United States. The following table sets forth the number of our employees by function as of December 31, 2025:

	Number of Employees	% of Total
Research and Development	75	69
Management, Finance, Administrative and Others	34	31
Total	109	100

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

The calculations in the table below are based on 142,241,572 Class A ordinary shares and 16,990,000. Class B ordinary shares outstanding as of the date of this annual report, being the total ordinary shares issued and outstanding.

			% of Beneficial
			Ownership
			(of total Class A
			ordinary shares	% of
	Class A	Class B	and Class B	aggregate
	ordinary shares	ordinary shares	ordinary shares)	voting power***
Directors and Executive Officers**:
Yang Lu(2)	*	16,990,000	10.86%	64.25%
Lars Erik Birgerson	*	—	*	*
Xiaofeng (Alex) Ye	*	—	*	*
Roger Sawhney	*	—	*	*
Ping Ji	—	—	—	—
Shaorong Liu	—	—	—	—
Ming Lun Alan Tse	—	—	—	—
Baozhong Wei	—	—	—	—
Archie Tse	*	—	*	*
All directors and executive officers as a group	1,459,751	16,990,000	11.59%	64.55%

Principal Shareholders:
ANL Talent Limited(1)	9,300,000	—	5.84%	2.34%
Archer Future Limited(2)	—	16,990,000	10.67%	64.18%
Nortye Talent Limited(3)	8,479,927	—	5.33%	2.14%
Venrock Healthcare Capital Partners III, L.P.(4)	9,638,193		6.05%	2.43%
Cormorant Global Healthcare Master Fund, LP.(5)	8,538,462	—	5.36%	2.15%

Notes:

*	Less than 1% of our total outstanding shares.

**	The business address of Yang Lu is c/o P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands; the business address of the rest of our directors and executive officers is 685 US Hwy 1, 2nd floor, North Brunswick Township, NJ 08902 U.S.
***	For each person and group included in this column, percentage voting power is calculated by dividing voting power beneficially owned by such person or group by voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters subject to vote at our general meeting. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder thereof at any time upon written notice to our company, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
(1)	Representing 9,300,000 Class A ordinary shares of the Issuer held by ANL Talent Limited, a company incorporated in the British Virgin Islands. ANL Talent Limited is ultimately owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited acts as the trustee for the benefit of certain employees of the Issuer in the trust, which was founded for the Issuer’s share incentive plan. The trust deed between the Issuer and Trident Trust Company (HK) Limited, by which the trust was established, provides that the trustee shall exercise the voting power attached to the ordinary shares held by ANL Talent Limited in the Issuer with the directions and/or prior written consent of the advisory committee established under the trust deed and which currently comprises an authorized representative of the Issuer, namely Mr. Xiao Zhang. The registered address of Trident Trust Company (HK) Limited is 19/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong.
(2)	Represents (i) 16,990,000 Class B ordinary shares held by Archer Future Limited, a British Virgin Islands company wholly owned by Sagitta Future Limited, which is in turn wholly owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited is holding these shares as the trustee for the benefit of Mr. Yang Lu and his family members. Mr. Lu is the settlor of the trust. Under the terms of this trust, Mr. Lu is able to exercise voting rights and dispositive rights attached to the Class B ordinary shares held by Archer Future Limited. The registered address of Archer Future Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The registered address of Trident Trust Company (HK) Limited is 14th floor, Golden Centre, 188 des Voeux Road Central, Hong Kong; and (ii) 300,000 Class A ordinary shares vested pursuant to RSUs that are held by Mr. Lu.
(3)	Represents 8,479,927 class A ordinary shares held by Nortye Talent Limited, a British Virgin Islands company wholly owned by Trident Trust Company (HK) Limited. Trident Trust Company (HK) Limited is holding these shares as the trustee for the benefit of certain employees of the Company in the trust. We are the settlor of this trust. Under the terms of this trust, the sole member of the advisory committee, Mr. Jun Zhou, is able to exercise voting rights attached to the Class A ordinary shares held by Nortye Talent Limited as of the date of this annual report. The registered address of Nortye Talent Limited is P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(4)	Represents (i) 522,711 ADS (representing an aggregate of 1,568,133 ordinary shares) held by Venrock Healthcare Capital Partners III, L.P.; (ii) 52,370 ADS (representing an aggregate of 157,110 ordinary shares) held by VHCP Co-Investment Holdings III, LLC; and (iii) 2,637,650 ADS (representing an aggregate of 7,912,950 ordinary shares) held by Venrock Healthcare Capital Partners EG, L.P.. VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. Messrs. Shah and Koh are the voting members of VHCP Management III and VHCP Management EG.
(5)	Represents 8,538,462 Class A ordinary shares held by Cormorant Global Healthcare Master Fund, LP. (“Master Fund”). Cormorant Global Healthcare GP, LLC is the general partner of Master Fund. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC. The registered address of Cormorant Global Healthcare Master Fund, LP. is 200 Clarendon Street, 52nd Floor Boston, MA 02116.

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

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i)the entity receiving the dividends must be a company under the relevant tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, in accordance with the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, where non-resident enterprises determine through self-assessment that they meet the conditions for entitlement of reduced tax rate according to tax treaties, they may enjoy such entitlement after reporting required information to competent tax authorities provided that they shall collect and retain relevant documents for future reference and inspections. Accordingly, our subsidiary Adlai Nortye (HK) Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and complete necessary government formalities. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

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

Dividends

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If the Company makes cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from the Company’s current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits according to U.S. federal income tax principles. Accordingly, you should expect that distributions on ADSs or ordinary shares, if any, will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that the Company is deemed to be a PRC resident enterprise under the PRC tax law, it is eligible for the benefits of the Treaty, (2) the Company is neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. The current maximum federal tax rate on qualified dividend income for individuals is 20% (plus the 3.8% net investment income tax, if applicable). The Company expects ADSs (but not its ordinary shares), which the Company has been approved to list on the Nasdaq Global Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate with respect of the ADSs and the Company’s ordinary shares.

As described under “Taxation — People’s Republic of China taxation,” the Company may be classified as a “resident enterprise” of China. In the event that the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and is eligible for the benefits of the Treaty, dividends, if any, the Company pays on its ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the favorable tax rate applicable to qualified dividend income at tax rates of long-term capital gains, subject to applicable limitations and provided that the Company is not (and is not treated with respect to the U.S. Holder as) a PFIC for the taxable year of the distribution or the preceding taxable year. U.S. Holders should consult their tax advisors regarding the availability of this tax rate for dividends paid with respect to the Company’s ADSs and ordinary shares. Dividends paid on ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Any amount withheld in respect of PRC withholding tax will be treated as distributed to you for purposes of determining the amount of any taxable dividend. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable PRC withholding taxes imposed on dividends received on ADSs or ordinary shares. For example, under the Foreign Tax Credit Regulations, in the absence of a valid election to claim the benefits of an applicable income tax treaty, in order for any such foreign taxes to be creditable, foreign income tax rules of the applicable jurisdiction must be consistent with certain U.S. federal income tax principles. The Company has not determined whether the PRC income tax system meets these principles. Additionally, a U.S. Holder that is eligible to claim benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any PRC withholding taxes with respect to which the holder is entitled to obtain a refund from the PRC taxing authorities. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of, and the various limitations on their ability to, claim the foreign tax credit under their particular circumstances.

Sale or other disposition

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The holder’s adjusted tax basis will generally equal the amount the holder paid (including the offering price for ADS or ordinary shares and trading fee, transaction levy and brokerage fee paid in connection with such purchase). Any gain or loss the U.S. Holder recognizes will generally be long-term capital gain or loss if ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders is currently taxable at a maximum federal rate of 20% (plus the 3.8% net investment income tax, if applicable). The deductibility of a capital loss may be subject to limitations.

Gains from dispositions of ADSs or ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within China for PRC tax purposes or result from an “indirect transfer” (see “— PRC Taxation.”) In that case, the amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S.-source income. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as PRC-source gain for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The Foreign Tax Credit Regulations may also impose additional limitations on the creditability of any PRC tax on sales or dispositions of ADSs or ordinary shares. For instance, such Treasury regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains on dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The Company also notes that any PRC VAT will not be creditable for foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

U.S. information reporting and backup withholding rules

Dividend payments with respect to ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding, unless you are an exempt recipient. Backup withholding currently applies at a rate of 24%. Backup withholding will not apply, however, if you provide a taxpayer identification number certifying that you are not subject to backup withholding and make any other required certification or if you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, provided that you timely file an appropriate claim for refund with the IRS and provide any required information. Backup withholding is not an additional tax. Certain U.S. Holders who hold “specific foreign financial assets,” including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with your tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

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

We prepare and publish our consolidated financial statements in U.S. dollars. Revenue and expenses incurred in Renminbi will be translated into U.S. dollars when they are reported in our consolidated financial statements. As a result, any substantial future appreciation or decline of the Renminbi against U.S. dollar could have a material effect on our financial performance. Assuming Renminbi weakens by 10% against U.S. dollar, our cash and cash equivalents as of December 31, 2025 would decrease by US$0.8 million, or 9.4%.

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

The F-1 Registration Statement was declared effective by the SEC on September 28, 2023. For the period from the effective date of the F-1 Registration Statement to December 31, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.0 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.3 million in other costs and expenses for our initial public offering. We received approximately US$87.5 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 28, 2023, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2025, we used US$79.4 million of the net proceeds from our initial public offering and US$8.1 million have not yet used. As of the date of this annual report, there have been no material changes in the use of proceeds as disclosed in the F-1 Registration Statement.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, on December 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC because of the material weakness in our internal control over financial reporting described below.

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

Internal Control over Financial Reporting

 In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified a material weakness. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

During the year ended December 31, 2025, we identified a material weakness related to the incorrect application of accounting standards in relation to the treatment for the sale of an exclusive option to enter into a license agreement, due to our lack of personnel with specialist accounting knowledge. The material weakness resulted in the revision of our audited consolidated financial statements as of and for the year ended December 31, 2023 and unaudited consolidated interim financial statements as of and for the six months ended June 30, 2024. The impact of this revision is more fully described in Note 4 to our audited consolidated financial statements included elsewhere in this annual report. Our management concluded that our internal control over financial reporting was not effective due to lack of personnel with adequate knowledge of IFRS. This material weakness continues to exist as of December 31, 2025.

Ongoing Remediation of Material Weakness

During the year ended December 31, 2025, our management, with the oversight of the audit committee of our board of directors, has taken preliminary measures toward remediating our internal control over financial reporting deficiencies contributing to the material weakness identified above. These remediation efforts include the following and we will continue to implement the following measures: (i) hiring additional accounting and financial reporting personnel with IFRS and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations, and (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors — Risks relating to our business — If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be materially and adversely affected.”

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, our management, with the oversight of the audit committee of our board of directors, has taken substantial measures toward remediating the control deficiencies contributing to the material weaknesses identified in prior year. We implemented a new financial system. As a result of this change, the previously identified material weaknesses related to inadequate segregation of duties and ineffective risk assessment, which were identified during the year ended December 31, 2024, have been remediated as of December 31, 2025.

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

	Year Ended December 31,
	2025	2024
	(U.S. dollars in thousands)
Audit Fees(1)
Mazars USA LLP	108	231
BDO China Shu Lun Pan Certified Public Accountants LLP	511	450
Tax Fees(2)
KPMG	65	102

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and review of documents filed with the SEC and fees for services rendered in connection with our initial public offering in 2024.

(2)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the fiscal year ended December 31, 2025.

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

ITEM 19.  EXHIBITS

Exhibit
Number	Description of Document

1.1*	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3*	Form of Deposit Agreement, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder

2.4***	Description of Securities

4.1*	Form of Employment Agreement between the Registrant and its executive officers

4.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.3*	Adlai Nortye Ltd. 2020 Share Incentive Plan

4.4*	Adlai Nortye Ltd. 2023 Share Incentive Plan

4.4.1	Adlai Nortye Ltd. 2025 Share Incentive Plan

4.5+*	License Agreement, dated as of January 19, 2018, between the Registrant and Eisai

4.6+*	Right and Interest Transfer Agreement dated as of November 15, 2021, between the Registrant and Biotime

8.1***	List of Principal Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2***	Insider Trading Policy

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

15.2	Consent of Mazars USA LLP

97.1**	Recovery Policy

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-273465), initially filed on July 27, 2023 and incorporated herein by reference.

**	Previously filed as Exhibit 97.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 19, 2024 and incorporated herein by reference.

***	Previously filed with the annual report on Form 20-F, as amended, for the fiscal year ended December 31, 2024, initially filed with the SEC on April 30, 2025 and incorporated by reference.

+	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adlai Nortye Ltd.

	By:	/s/ Yang Lu
		Name:	Yang Lu
		Title:	Chief Executive Officer

Date: April 10, 2026

ADLAI NORTYE LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Adlai Nortye Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Adlai Nortye Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Adlai Nortye Ltd.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the revision related to the sale of an exclusive option as described in Note 4 and reflected in Note 5 and Note 9, the accompanying consolidated statements of operations and comprehensive loss of Adlai Nortye Ltd. (the “Company”), and changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements before the effects of the adjustments described in Note 4 and reflected in Note 5 and Note 9, present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) and its related interpretations as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the revision discussed in Note 4 and reflected in Note 5 and Note 9, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO China Shu Lun Pan Certified Public Accountants LLP.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Mazars USA LLP

We served as the Company's auditor from 2022 to 2024.

New York, New York

April 19, 2024

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

LOSS FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2023	2024	2025
		revised
		$’000	$’000	$’000
REVENUE	5	—	—	5,000
Other operating income, net		890	1,940	396
General and administrative expense	6	(15,289)	(9,953)	(8,261)
Research and development expenses	7	(58,152)	(44,915)	(32,833)
Total operating loss		(72,551)	(52,928)	(35,698)
Other income and gains		3,303	3,049	1,475
Other (expenses)/income		(80)	(42)	228
Investment income		62	—	1
Share of loss of investments accounted for using the equity method		—	(4)	(3)
Fair value loss on financial liabilities at FVTPL	22	(39,171)	—	—
Finance costs	8	(791)	(1,944)	(1,531)
LOSS BEFORE TAX		(109,228)	(51,869)	(35,528)
Income tax expense	9	—	—	—
LOSS FOR THE YEAR		(109,228)	(51,869)	(35,528)
Attributable to:
Ordinary Equity Holders of the Parent		(109,228)	(51,869)	(35,528)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified to profit or loss
Exchange differences on translation of the financial statements of subsidiaries		(82)	(294)	189
Other comprehensive (loss)/income for the year, net of tax		(82)	(294)	189
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(109,310)	(52,163)	(35,339)
Attributable to:
Ordinary Equity Holders of the Parent		(109,310)	(52,163)	(35,339)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic and diluted loss for the year ($ per share)	11	(2.52)	(0.54)	(0.37)
Weighted average common shares outstanding	11	43,342,068	95,776,708	95,923,415

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2024	2025
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	12	60,902	8,056
Financial assets at FVTPL	17	7	—
Prepayments, other receivables and other assets	15	3,141	3,091
Other receivables -related party		14	15
Restricted cash	18	—	15,730
Total current assets		64,064	26,892
Non-current assets
Property, plant and equipment	13	1,743	1,219
Right-of-use assets	14	962	1,801
Other intangible assets		40	19
Other receivables and other assets	15	304	253
Long-term equity investments	16	4,157	4,249
Total non-current assets		7,206	7,541
Total assets		71,270	34,433
LIABILITIES
Current liabilities
Trade payables		10,146	12,638
Contract Liabilities	19	5,000	—
Other payables and accruals	20	3,413	3,741
Interest-bearing bank borrowings	21	26,330	24,582
Lease liabilities	14	471	667
Total current liabilities		45,360	41,628
Non-current liabilities
Lease liabilities	14	425	1,127
Total non-current liabilities		425	1,127
Total liabilities		45,785	42,755
SHAREHOLDERS’ (DEFICIT)/ EQUITY
Class A Ordinary shares (par value of $0.0001 per share; 93,710,803 shares outstanding as of December 31, 2024; and 103,010,803 shares outstanding as of December 31, 2025)	23	9	10
Class B Ordinary shares (par value of $0.0001 per share; 16,990,000 shares outstanding as of December 31, 2024 and 2025)	23	2	2
Share premium	24	439,016	439,266
Share based payments reserve	25	20,311	21,592
Foreign exchange fluctuation reserve	24	(4,535)	(4,346)
Accumulated deficit		(429,318)	(464,846)
Total shareholders’ equity/(deficit)		25,485	(8,322)
Total liabilities and shareholders’ equity		71,270	34,433

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share and per share data, or as otherwise noted)

	Attributable to owners of the parent
			Series A	Share	Foreign		Total
			convertible	based	exchange		Shareholders’
	Ordinary	Share	preferred	payments	fluctuation	Accumulated	(deficit)/
	Shares	Premium	shares	reserve	reserve	deficit	equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
	(note 23)	(note 24)	(note 22)	(note 25)	(note 24)
At January 1, 2023	4	6,415	10,980	13,688	(4,159)	(268,221)	(241,293)
Loss for the year	—	—	—	—	—	(109,228)	(109,228)
Other comprehensive income for the year:
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(82)	—	(82)
Issuance of ordinary shares	1	91,779	—	—	—	—	91,780
Conversion of Financial liabilities at FVTPL	5	329,534		—	—	—	329,539
Conversion of Series A convertible preferred shares	1	10,979	(10,980)				—
Share-based payments	—	—	—	4,330	—	—	4,330
At December 31, 2023 (revised)	11	438,707	—	18,018	(4,241)	(377,449)	75,046
At January 1, 2024	11	438,707	—	18,018	(4,241)	(377,449)	75,046
Issuance of ordinary shares	—	—	—	—	—	—	—
Vesting of restricted shares		28		(28)			—
Exercise of share options	—	281	—	(129)	—	—	152
Loss for the period	—	—	—	—	—	(51,869)	(51,869)
Other comprehensive income for the period：	—	—		—	—	—
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	(294)	—	(294)
Share-based payments	—	—	—	2,450	—	—	2,450
At December 31, 2024	11	439,016	—	20,311	(4,535)	(429,318)	25,485
At January 1, 2025	11	439,016	—	20,311	(4,535)	(429,318)	25,485
Issuance of ordinary shares	1	(1)	—	—	—	—	—
Vesting of restricted shares	—	251	—	(251)	—	—	—
Exercise of share options	—	—	—	—	—	—	—
Loss for the period	—	—	—	—	—	(35,528)	(35,528)
Other comprehensive income for the period：
Exchange differences on translation of the financial statements of subsidiaries	—	—	—	—	189	—	189
Share-based payments				1,532	—	—	1,532
At December 31, 2025	12	439,266	—	21,592	(4,346)	(464,846)	(8,322)

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share and per share data, or as otherwise noted)

		Year ended December 31,
	Notes	2023	2024	2025
		revised
		$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss		(109,228)	(51,869)	(35,528)
Adjustments for:
Finance costs	8	791	1,944	1,531
Investment income		(62)	—	(1)
Investment loss from long term equity investment		—	4	3
Interest income from investment at amortized cost		—	(701)	(116)
Fair value loss on financial liabilities at FVTPL	22	39,171	—	—
Loss on disposal of items of property, plant and equipment		—	23	—
Depreciation of property, plant and equipment	13	1,213	982	741
Amortization of intangible assets		25	22	22
Depreciation of right-of-use assets	14	984	866	650
Equity-settled share-based payment expenses	25	4,330	2,450	1,532
(Increase)/Decrease in prepayments, other receivables and other assets		(436)	(460)	165
(Increase)/Decrease in non-current assets		45	(22)	51
Increase/(Decrease) in trade payables		1,252	(4,202)	2,491
Increase/(Decrease) in other payables and accruals		263	(856)	7
Increase/(Decrease) in contract liabilities	19	5,000	—	(5,000)
Net cash flows used in operating activities		(56,652)	(51,819)	(33,452)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	13	(200)	(170)	(187)
Proceeds from disposal of items of property, plant and equipment		1	33	—
Purchases of financial assets at FVTPL		(7)	—	(5,032)
Disposal of financial assets at FVTPL		21,039	—	5,039
Purchases of investments at amortized cost		(31,849)	(60,546)	(15,400)
Recovery of short-term investments at amortized cost		—	92,259	—
Interest received from investment at amortized cost		—	701	—
Addition of investments in associate		—	(4,212)	—
Received investment income of financial assets at FVTPL		62	—	1
Net cash flows (used in)/provided by investing activities		(10,954)	28,065	(15,579)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		91,780	—	—
Addition of bank borrowings	21	50,234	44,702	37,719
Bank borrowings interest paid		(602)	(1,871)	(1,169)
Repayment of bank borrowings	21	(24,069)	(48,542)	(39,729)
Exercise of share options		—	152	—
Payment for lease liabilities	14	(1,103)	(1,020)	(633)
Net cash flows provided by/(used in) financing activities		116,240	(6,579)	(3,812)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		48,634	(30,333)	(52,843)
Cash and cash equivalents at beginning of year	12	42,758	91,492	60,902
Effect of foreign exchange rate changes, net		100	(257)	(3)
CASH AND CASH EQUIVALENTS AT END OF YEAR	12	91,492	60,902	8,056

The accompanying notes are an integral part of the Consolidated Financial Statements

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share and per share data, or as otherwise noted)

1.	CORPORATE AND GROUP INFORMATION

Adlai Nortye Ltd. (the “Company”) is a limited liability company incorporated in the Cayman Islands on May 9, 2018. The registered office of the Company is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

The Company is a holding company. The Company through its subsidiaries (collectively, the “Group”) were involved in the research and development of pharmaceutical products.

As of the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

				Percentage
				of equity
		Date and place of	Issued ordinary	attributable to
		incorporation / registration	share/	the Company
Name	Notes	and place of operations	registered capital	Direct	Indirect	Principal activities
Alpine Bioscience Ltd. (“Alpine BVI”)		British Virgin Islands, January 8, 2018	One share of par value $1	100%	—	Holding
Adlai Nortye USA Inc (“Adlai US”)		The United States, January 30, 2018	10,000 shares of par value $0.0001 each	—	100%	Clinical studies and testing, and technology development and transfer
Adlai Nortye (Switzerland) AG (“Adlai Swiss”)		Switzerland, June 21, 2022	100 shares of par value CHF1’000 each	—	100%	Holding
Adlai Nortye PTE.LTD (“Adlai SGP”)		Singapore, April 22, 2022	Two shares of par value $1	—	100%	Holding
Adlai Nortye (HK) Limited (“Adlai HK”)		Hong Kong, April 24, 2018	HKD 0.001	—	100%	Holding
Adlai Nortye Biopharma Co., Ltd* (“Adlai Hangzhou”)		the People’s Republic of China (“PRC”)/Mainland China, September 14, 2004	RMB 200,000	—	100%	Product research and development, technology transfer and consulting services business
Shanghai Adlai Nortye Biopharma Co., Ltd* (“Adlai Shanghai”)		the People’s Republic of China (“PRC”)/Mainland China, December 22, 2021	RMB 10,000	—	100%	Product research and development, technology transfer and consulting services business

*	The English name of the subsidiary registered in the PRC represents the best efforts made by management of the Company to translate its Chinese name as the subsidiary does not have an official English name.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

2.	MATERIAL ACCOUNTING POLICIES

2.1	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

2.2	BASIS OF PREPARATION

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”). All IFRS Accounting Standards have been adopted by the Group in the preparation of the Consolidated Financial Statements throughout the relevant periods covered by the consolidated financial statements (“Relevant Periods”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. However, the Group incurred a loss for the year of $35,528 (2024: $51,869) and had net cash outflows from operating activities of $33,452 (2024: $51,819) for the year ended December 31, 2025. As of December 31, 2025, the Group’s balance of cash and cash equivalents was $8,056 and the Group had net current liabilities of $14,736. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern.

Management has evaluated these conditions and has developed a plan to address the Company’s financial situation. The plan includes: In December 2025, the Company entered into an exclusive license agreement with Jiangsu Aosaikang Pharmaceutical Co., Ltd. (“ASK Pharm”) for the development and commercialization of its investigational pan-RAS (ON) inhibitor AN9025 in mainland China, Hong Kong and Macau. Under the terms of the agreement, the Company is eligible to receive total potential payments of up to approximately RMB1.6 billion (approximately US$230.0 million), consisting of upfront payments, development milestone payments and sales milestone payments. In addition, the Company is entitled to receive tiered royalties on future net product sales in the licensed territory. In January 2026, the Company has received payments totaling RMB60.0 million (approximately US$8.7 million).

In February 2026, the Company entered into a securities purchase agreement with certain investors in connection with a private placement financing (PIPE). As of the date of issuance of these consolidated financial statements, the Company has received gross proceeds of approximately US$85.0 million from the PIPE financing.

Management believes that the proceeds received from the collaboration arrangement and the PIPE financing, together with the Company’s existing cash and cash equivalents, will provide sufficient liquidity to support the Company’s operations and meet its obligations for at least the next twelve months from the issuance date of these consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

Effective for accounting year beginning on or after
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
IFRS Volume 11	Annual improvements to IFRS	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027

The Group is in the process of assessing the impact of these new and revised IFRSs upon initial application. The Group expects that IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will have a significant impact on the presentation of the Group’s consolidated financial statements and may require judgements around the aggregation and disaggregation of certain items. In addition, additional disclosures relating to Management-defined Performance Measures may be required. Other new and revised IFRSs are not expected to have a significant effect on the Group’s financial performance and financial position.

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Categories	Annual Depreciation Rates
Plant and machinery	10%, 20%
Office equipment	20%
Motor vehicles	19%
Electronic equipment	20% to 33%
Leasehold improvements	The shorter of remaining lease terms or estimated useful lives

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

Categories	Useful life
Offices	3 to 5 years
Office equipment	5 years

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

 Options granted to customers to acquire additional intellectual property rights represent a form of contractual right that is evaluated to determine whether it provides a material right to the customer. To the extent that such options provide a material right that the customer would not have received without entering into the contract, the Group accounts for the option as a separate performance obligation and defers the related consideration, which is recognized as revenue when the option is exercised or expires. When the Group concludes that the option does not provide a material right, the option is not accounted for as a separate performance obligation, and the related consideration is recognized in accordance with the underlying performance obligations as they are satisfied.

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

The Group recognizes revenue only when it satisfies a performance obligation by transferring control of the promised goods or services. The transfer of control can occur over time or at a point in time. A performance obligation is satisfied over time if it meets one of the following criteria:

(a)	The counterparty simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; or

(b)	The Group’s performance creates or enhances an asset that the counterparty controls as the asset is created or enhanced.

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

Transaction price includes upfront fees, milestone payments and sales royalties.

(a)	Upfront fees

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

(b)	Milestone payments

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

(c) Sales royalties

The Group recognizes revenue for a sales-based royalty promised in exchange for the sales of intellectual property only when (or as) the later of the following events occurs:

(i)	the subsequent sale occurs; and

(ii)	the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied.

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

The cost of equity-settled transactions with employees for grants is measured by reference to the fair value at the date at which they are granted. The fair value of options and RSUs with market conditions is determined by an external valuers using a the binomial model and Monte Carlo simulation, respectively, further details of which are given in note 25 to the Consolidated Financial Statements.

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

For grant of RSUs with service conditions only, the total amount to be expensed is determined by reference to the fair value of the Company’s shares at the grant date. In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purpose of recognizing the expenses during the period between service commencement date and grant date.

For grants of RSUs with market conditions, the total amount to be expensed is determined by reference to the fair value of the Company’s shares at the grant date, which is estimated using a Monte Carlo simulation model, further details are given in note 25 to the Consolidated Financial Statements.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

Fair value of financial liabilities measured at FVTPL

The fair value of the financial liabilities, including convertible redeemable preferred shares, convertible loans, forwards and warrants, are measured at FVTPL and determined using the valuation techniques, including the discounted cash flow method and the back-solve method. Such valuation requires the Group to make estimates of the key assumptions including the risk-free interest rate, discount for lack of marketability (“DLOM”) and volatility, which are subject to uncertainty and might materially differ from the actual results. Further details are included in note 22 to the Consolidated Financial Statements.

Fair value of share-based payment

The fair value of the awarded shares is determined at the grant dates by the binomial option-pricing model. Significant estimates on assumptions, including the underlying equity value, discount rate, expected volatility, and dividend yield, are made by management. Further details are included in note 25 to the Consolidated Financial Statements.

The fair value of RSUs with market conditions is determined at the grant date using a Monte Carlo simulation model. Significant estimates and assumptions, including the number of steps, life to maturity, spot price of the underlying stock, volatility, risk-free rate, dividend yield, are made by management in applying the model. Further details are included in note 25 to the Consolidated Financial Statements.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are contained in note 9 to the Consolidated Financial Statements.

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

The Group has evaluated the uncertain tax position of each of the companies within the Group as of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

4.	Revision to Previously Issued Consolidated Financial Statements

The Company has revised its previously issued consolidated financial statements for the year ended December 31, 2023 to correct the accounting treatment for the sale of an exclusive option to enter into a license agreement, which had been recorded in the Company’s revenue. Following the revision, the Company has made adjustments in successive period, including to its previously furnished unaudited consolidated financial results as of and for the six months ended June 30, 2024. The Company has determined that it is more appropriate under IFRS 15, Revenue from Contracts with Customers to defer the non-refundable option fees since the performance obligation has not been met and recognize revenues at the earlier of recognized as revenue when those future goods or services are provided, or the option period expires. The impact of the revision was a US$5.0 million reduction to the Company’s revenue and US$0.6 million reduction to the Company’s income tax expense for the year ended December 31, 2023. Correspondingly, the Company’s contract liability increased by US$5.0 million, accumulated deficit increased by US$4.4 million, Other payables and accruals decrease by US$0.6 million as of December 31, 2023 and as of June 30, 2024 respectively. The revision was non-cash in nature and did not have any impact on the Company’s total assets, or consolidated statements of cash flows. The Company assessed the materiality of the error on our prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin No. 99, Materiality, codified in ASC 250-10, Accounting Changes and Error Corrections, and concluded that this revision was not material to the Company’s 2023 consolidated financial statements and 2024 half-year financial results. The detail disclosure of the revision was included in the Company’s 2024 Form 20-F and there is no further impact beyond the 2023 comparative amounts presented.

5.	Revenue

	Year ended December 31,
	2023	2024	2025
	revised
	$’000	$’000	$’000
Option grant fee	-	-	5,000
Total	-	-	5,000

In 2025, the Company recognized revenue of $5,000 from contract liability. This amount represents a non-refundable upfront fee received from a customer in 2023 in exchange for granting an exclusive option to enter into a license agreement for the further development and commercialization of certain products. In 2025, following the discontinuation of the related project, the likelihood of the customer exercising its remaining rights became remote, and the Group has no other unfulfilled performance obligations. Accordingly, the Company recognized revenue from contract liability.

6.	General and administrative expenses

	Year ended December 31,
	2023	2024	2025
	$’000	$’000	$’000
Employee compensation	6,173	5,994	4,808
Professional services	6,382	1,735	1,592
Depreciation and Amortization	465	510	476
Office expense	475	437	408
Others	1,794	1,277	977
Total	15,289	9,953	8,261

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

7.	Research and development expenses

	Year ended December 31,
	2023	2024	2025
	$’000	$’000	$’000
Contract Research Organizations (“CROs”) service fees	39,612	29,203	21,299
Employee compensation	14,797	11,950	8,705
Depreciation and Amortization	1,697	1,354	937
Material fees	677	1,057	868
Others	1,369	1,351	1,024
Total	58,152	44,915	32,833

8.	FINANCE COSTS

An analysis of finance costs is as follows:

	Year ended December 31,
	2023	2024	2025
	$’000	$’000	$’000
Interest expenses on bank and other borrowings	708	1,894	1,446
Interest expenses on lease liabilities	83	50	42
Others	-	-	43
Total	791	1,944	1,531

9.	INCOME TAX

The company is subject to income tax on an entity basis on profit arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

The United States

The subsidiary incorporated in the United States (“U.S.”) is subject to U.S. federal income tax at the rates of 21% and during the Relevant Periods on the estimated assessable profits arising in the United States.

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

9.	INCOME TAX (continued)

The income tax expense of the company for the Relevant Periods is analyzed as follows:

Year ended December 31,
	2023	2024	2025
revised
	$’000	$’000	$’000
Current	—	—	—
Deferred	—	—	—
Total	—	—	—

A reconciliation of the tax expense applicable to loss before tax at the statutory rate to the tax expense at the effective tax rate is as follows:

	Year ended December 31,
	2023	2024	2025
	revised
	$’000	$’000	$’000
Loss before tax	(109,228)	(51,869)	(35,528)
Tax at the statutory tax rate (25%)	(27,307)	(12,967)	(8,882)
Foreign rate differential	15,111	3,349	1,193
Effect of adjustments for income tax rate (Note i)	—	—	(9,672)
Expenses not deductible for tax	126	92	153
Income not subject to tax (Note ii)	—	—	(850)
Additional deductible allowance for qualified research and development costs	(2,338)	(1,506)	(2,838)
Non tax-effective share-based payments	—	2,150	299
Others	—	—	21
Unrecognized deferred tax assets expires (Note i)	—	—	5,919
Unrecognized deferred tax assets	14,408	8,882	14,657
Current income tax expense	—	—	—
Tax charge at the Group’s effective rate	—	—	—

Note i: During 2025, Adlai Hangzhou ceased to qualify as a High and New Technology Enterprise and therefore is no longer eligible for the preferential income tax rate of 15%. As a result, the applicable statutory income tax rate increased, giving rise to the “Effect of adjustments for income tax rate” in the reconciliation of the effective tax rate. In addition, due to the change in tax status, the Group no longer expects to utilize certain tax losses within the prescribed carryforward period. Accordingly, deferred tax assets related to these tax losses have not been recognized, resulting in “Unrecognized deferred tax assets expires” in the reconciliation.

Note ii: Based on the Company’s assessment of the nature of the transactions during the financial year and with reference to the Singapore Income Tax Act, the revenue for the year is considered to be capital gain in nature. Accordingly, such income is not regarded as taxable income in Singapore and is treated as income not subject to tax.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

9.	INCOME TAX (continued)

A deferred tax asset has not been recognised for the following:

	Year ended December 31,
	2024	2025
	$’000	$’000
Deductible temporary differences	14,080	12,316
Unused tax losses	37,984	54,405
Total	52,064	66,721

The Group has accumulated tax losses arising in Adlai Hangzhou in Mainland China of $133,937 and $126,442 as of December 31, 2024 and 2025, respectively, that will expire in five to ten years after the loss incurring year for offsetting against future taxable profits.

The Group also has accumulated tax losses in the U.S. of $78,743 and $ 97,493 as of December 31, 2024 and 2025, respectively, that can be carried forward indefinitely to offset against future taxable profits of the companies in which losses were incurred, subject to 80% taxable income limitation annually.

Uncertain Tax Position

The Company did not identify any significant uncertain tax position for each of the periods presented. The Group did not incur any interest related to uncertain tax position, did not recognize any penalties as income tax expense and also does not anticipate any significant change in uncertain tax position within 12 months from December 31, 2025.

10.	DIVIDENDS

No dividends have been declared and paid by the Company or the Group during the Relevant Periods.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

11.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 43,342,068, 95,776,708 and 95,923,415 in issue during the years ended December 31, 2023, 2024 and 2025, respectively.

Basic loss per share is computed on the basis of the weighted average number of ordinary shares outstanding during the period of the financial statements.

Diluted loss per share of ordinary stock is computed on the basis of the weighted average number of shares of ordinary stock and dilutive securities (such as stock options, restricted shares and convertible securities) outstanding. As of December 31, 2023 the Company had 3,869,554 dilutive shares relating to options. As of December 31, 2024 the Company had 920,000 dilutive shares relating to restricted shares. As of December 31, 2025 the Company had 4,458,500 dilutive shares relating to restricted shares. Dilutive securities that have an anti-dilutive effect on diluted loss per share are excluded from the calculation.

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2023, 2024 and 2025 in respect of a dilution as the impact of the outstanding share options, restricted share units had an anti-dilutive effect on the basic loss per share amounts presented.

In February 2026, the Company entered into securities purchase agreements with certain investors in connection with private placement financing (PIPE) and 39,230,769 ordinary shares was issued. The issuance of the ordinary shares would have changed significantly the number of ordinary shares outstanding at the end of the period if the transactions had occurred before the end of the reporting period.

12.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2024	2025
	$’000	$’000
Cash on hand	—	—
Cash at bank	60,902	8,056
Total	60,902	8,056

13.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Plant and	Office	Motor	Electronic
	improvements	machinery	equipment	vehicles	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2024, net of accumulated depreciation	1,077	1,261	13	232	63	2,646
Additions	—	51	—	58	61	170
Depreciation provided during the year	(669)	(220)	(7)	(55)	(31)	(982)
Disposals	—	(13)	—	(44)	2	(55)
Exchange differences	(9)	(16)	9	(3)	(17)	(36)
At December 31, 2024, net of accumulated depreciation	399	1,063	15	188	78	1,743
As of December 31, 2024
Cost	2,241	2,450	139	293	257	5,380
Accumulated depreciation	(1,842)	(1,387)	(124)	(105)	(179)	(3,637)
Net carrying amount	399	1,063	15	188	78	1,743

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Leasehold	Plant and	Office	Motor	Electronic
	improvements	machinery	equipment	vehicles	equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2025, net of accumulated depreciation	399	1,063	15	188	78	1,743
Additions	174	9	-	-	4	187
Depreciation provided during the year	(425)	(210)	(4)	(56)	(46)	(741)
Disposals	-	-	-	-	-	-
Exchange differences	4	20	(10)	4	12	30
At December 31, 2025, net of accumulated depreciation	152	882	1	136	48	1,219
As of December 31, 2025
Cost	2,466	2,512	132	300	262	5,672
Accumulated depreciation	(2,314)	(1,630)	(131)	(164)	(214)	(4,453)
Net carrying amount	152	882	1	136	48	1,219

During the Relevant Periods, none of the Group’s property, plant and equipment were pledged.

There was no impairment for the Group’s property, plant and equipment during the Relevant Periods.

14.	LEASES

The Group has lease contracts of properties and used in its operation with lease terms between 3 and 5 years.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the Relevant Periods are as follows:

	Offices	Office equipment	Total
	$’000	$’000	$’000
As of January 1, 2024	1,132	22	1,154
Additions	687	0	687
Depreciation provided during the year	(851)	(15)	(866)
Exchange differences	(13)	(0)	(13)
As of December 31, 2024	955	7	962

	Offices	Office equipment	Total
	$’000	$’000	$’000
As of January 1, 2025	955	7	962
Modification	1,458	-	1,458
Depreciation provided during the year	(643)	(7)	(650)
Exchange differences	31	-	31
As of December 31, 2025	1,801	-	1,801

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

14.	LEASES (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the Relevant Periods are as follows:

Lease liabilities
$’000
As of January 1, 2024	(1,191)
Additions	(687)
Accretion of interest recognized during the year	(50)
Payments	1,020
Exchange differences	12
As of December 31, 2024	(896)
As of January 1, 2025	(896)
Modification	(1,458)
Accretion of interest recognized during the year	(42)
Payments	633
Exchange differences	(31)
As of December 31, 2025	(1,794)

	As of December 31,
	2024	2025
	$’000	$’000
Analyzed into:
Current portion	471	667
Non-current portion	425	1,127
Total	896	1,794

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	Year ended December 31,
	2023	2024	2025
	$’000	$’000	$’000
Interest on lease liabilities	83	50	42
Depreciation charge of right-of-use assets	984	866	650
Total amount recognized in profit or loss	1,067	916	692

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

15.	PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2024	2025
	$’000	$’000
Current:
Prepayments (Note i)	1,981	1,716
VAT deductible tax	910	468
Deposits and other receivables	250	907
	3,141	3,091
Non-current:

Other receivables and other assets	304	253
	304	253
Total	3,445	3,344

Note i:

The amount represents prepayments for Contract Research Organizations (“CROs”) and prepaid travel expenses.

Other receivables had no historical default. The financial assets included in the above balances relate to receivables which were categorized in stage 1 at the end of each of the Relevant Periods. In calculating the expected credit loss rate, the Group considers the historical loss rate and adjusts for forward-looking factors and information. During the Relevant Periods, the Group estimated that the expected credit loss rate for other receivables and deposits was negligible.

The Group seeks to maintain strict control over its outstanding receivables to minimize credit risk. Long aging balances are reviewed regularly by senior management. In view of the fact that the Group’s deposits and other receivables relate to multiple diversified counterparties, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its deposits and other receivable balances.

16.	Long-term equity investments

The following entity have been included in the consolidated financial statements using the equity method:

		Proportion of ownership
		Interest held
	Country of incorporation	As of December 31,
Name	Principle place of business	2024	2025
Hangzhou Tangchuang Weilai Technology Co., Ltd (“Hangzhou Tangchuang”)	the People’s Republic of China	40%	30%

In March 2024, the shareholders of Hangzhou Tangchuang approved the increase of the Company’s registered capital from RMB 10,000 to RMB100,000, with an additional contribution of RMB70,000 from Hangzhou Hongxi Business Management Co., Ltd and RMB20,000 from Adlai Hangzhou. Following this capital increase, the Group accounted for 30% of the registered capital in Hangzhou Tangchuang, and Hangzhou Tangchuang was no longer a subsidiary within the Group’s scope of consolidation.

Notwithstanding, as of March 20, 2024, the Group had not made any capital contribution to Hangzhou Tangchuang, and Hangzhou Tangchuang had not engaged in any substantive business activities.

As of December 31, 2024, the Group had made a capital contribution of RMB30,000 to Hangzhou Tangchuang, representing a 40% equity interest. In the same period, Hangzhou Hongxi Business Management Co., Ltd. had contributed RMB 45,000, representing a 60% equity interest in Hangzhou Tangchuang. As of December 31, 2024, of the total registered capital of RMB 100,000, RMB 75,000 has been contributed, with RMB 25,000 remaining outstanding.

On February 28, 2025, Hangzhou Hongxi Business Management Co., Ltd. made a remaining capital contribution of RMB 25,000 to Hangzhou Tangchuang, increasing its cumulative capital contribution to RMB 70,000, which represents a 70% equity interest.. Following the transaction, the Group holds a 30% equity interest in Hangzou Tangchuang.

As of December 31, 2025, the Group contributed a cumulative registered capital of RMB30,000 to Hangzhou Tangchuang, representing a 30% equity interest.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

16.	Long-term equity investments (continued)

	2024	2025
	$’000	$’000
At the beginning of the year	—	4,157
Addition	4,212	—
Share of current year results	(4)	(3)
Dividends	—	—
Exchange differences	(51)	95
At the end of the year	4,157	4,249

a)	Summarized financial information (material associate)

Hangzhou Tangchuang

	As of December 31, 2024	As of December 31, 2025
	$’000	$’000
Current assets	10,376	23,586
Current liabilities	17	9,422

Net Assets(100%)	10,393	14,164
Proportion of shareholding	40%	30%
Company share of net assets	4,157	4,249

	Period from March 20, 2024 to December 31, 2024	2025
Loss from continuing activities	(10)	(8)
Comprehensive income	(10)	(8)

17.	FINANCIAL ASSETS AT FVTPL

	As of December 31,
	2024	2025
	$’000	$’000
Current:
Wealth management product	7	-
Total	7	-

During the Relevant Periods, the Group used surplus capital to purchase dual currency structured deposit and wealth management product from domestic commercial banks, which preserved capital and liquidity.

The wealth management product held as of December 31, 2024 was an investment into a money market fund that invests in short-term debt instruments such as treasury bills, certain certificates of deposit, bonds, government gilts and commercial paper. The returns on all of the financial product was not guaranteed, hence their contractual cash flows did not qualify solely as payments of principal and interest. Therefore, those products were accounted at fair value through profit or loss. Further details are included in note 26(c) NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

18.	Restricted cash

	As of December 31,
	2024	2025
	$’000	$’000
Short-term investments at amortized cost	—	15,730
Total	—	15,730

Restricted cash consists of short-term bank term deposits with original maturities between three months and one year. The term deposits have been pledged as collateral in connection with a bank borrowing arrangement and are therefore restricted from withdrawal or use for general operating purposes during the term of the loan. Upon settlement of the related borrowing, the restriction will be released.

19.	Contract liabilities

Total
$’000
As of January 1, 2024	5,000
Customer prepayments	—
Revenue recognized	—
Effect of foreign exchange rate changes	—
As of December 31, 2024	5,000
Customer prepayments	—
Revenue recognized	(5,000)
Effect of foreign exchange rate changes	—
As of December 31, 2025	—

Contract liabilities are recognised at the earlier when those future goods or services are provided or the option period expires. Further details are set out in Note 5 “Revenue”.

20.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2024	2025
	$’000	$’000
Other payables and accruals (Note i)	275	579
Tax payable	75	18
Payroll and bonus payables	3,063	3,144
Total	3,413	3,741

Note i:

Other payables and accruals are unsecured, non-interest-bearing and repayable on demand. The fair values of other payables and accruals at the end of each of the Relevant Periods approximated to their corresponding carrying amounts.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	INTEREST-BEARING BANK BORROWINGS

	As of December 31,
	2024	2025
	$’000	$’000
Non Revolving Facility, 6.57% interest, due February 26, 2025, guaranteed (Note i)	3,000
Non Revolving Facility, 3.85% interest, due February 13, 2025 (Note ii)	4,174
Non Revolving Facility, 3.40% interest, due October 28, 2025 (Note iii)	2,782
Non Revolving Facility, 5.50% interest, due November 2, 2025, guaranteed (Note iv)	10,810
Non Revolving Facility, 3.30% interest, due November 27, 2025 (Note v)	1,391
Non Revolving Facility, 3.50% interest, due March 21, 2025 (Note vi)	1,391
Non Revolving Facility, 3.50% interest, due December 22, 2025 (Note vi)	1,391
Non Revolving Facility, 3.50% interest, due December 12, 2025 (Note vi)	1,391
Non Revolving Facility, 3.30% interest, due March 27, 2026, guaranteed (Note iii)		2,844
Non Revolving Facility, 4.50% interest, due May 9, 2026, guaranteed (Note iv)		13,200
Non Revolving Facility, 3.50% interest, due November 16, 2026 (Note vii)		1,423
Non Revolving Facility, 3.50% interest, due November 23, 2026 (Note vii)		1,423
Non Revolving Facility, 3.50% interest, due November 24, 2026 (Note vii)		1,423
Non Revolving Facility, 3.50% interest, due November 25, 2026 (Note vii)		1,423
Non Revolving Facility, 4.00% interest, due June 18, 2026 (Note vi)		1,423
Non Revolving Facility, 4.00% interest, due June 19, 2026 (Note vi)		1,423
Total	26,330	24,582

Bank borrowings
$’000
As of January 1, 2024	30,357
Additions	44,702
Repayments	(48,542)
Effect of foreign exchange rate changes	(187)
As of December 31, 2024	26,330
Additions	37,719
Repayments	(39,729)
Effect of foreign exchange rate changes	262
As of December 31, 2025	24,582

All of the Group’s bank borrowings were obtained from third party financial institutions. As of December 31, 2024 and 2025, the Group had credit facilities of $26,330 and $24,582, respectively, none of which remained unutilised as at each respective year end.

Notes:

(i)	In February 2024, Adlai US entered into a non-revolving facility agreement for a facility amount of USD 3,000 and at an interest rate of 6.57% per annum, guaranteed by Adlai Hangzhou and Adlai Cayman. The non-revolving facility agreement was repaid at the maturity date of February 26, 2025.

(ii)	In June 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 30,000 and at an interest rate of 3.85% per annum. The non-revolving facility agreement was repaid at the maturity date of February 13, 2025.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

21.	INTEREST-BEARING BANK BORROWINGS (continued)

(iii)	In October 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 20,000 and at an interest rate of 3.40% per annum. The non-revolving facility agreement was repaid at the maturity date of October 28, 2025.

In March 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 20,000 and at an interest rate of 3.30% per annum, guaranteed by Mr. Yang Lu, the chief executive officer and chairman of our board of directors. The non-revolving facility agreement will be repaid at the maturity date of March 27, 2026.

(iv)	In November 2024, Adlai Cayman entered into a non-revolving facility agreement for a facility amount of USD 10,810 and at an interest rate of 5.50% per annum, guaranteed by Adlai Hangzhou. The non-revolving facility agreement was repaid at the maturity date of November 2, 2025.

In May 2025, Adlai Cayman entered into a non-revolving facility agreement for a facility amount of USD 13,200 and at an interest rate of 4.50% per annum, guaranteed by Adlai Hangzhou. The non-revolving facility agreement will be repaid at the maturity date of May 9, 2026.

(v)	In November 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.30% per annum. The non-revolving facility agreement will be repaid at the maturity date of November 27, 2025. And on April 24, 2025, Adlai Hangzhou repaid it before the maturity date.

(vi)	In December 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement was repaid at the maturity date of March 21, 2025. And on March 17, 2025, Adlai Hangzhou repaid it before the maturity date.

In December 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement was repaid at the maturity date of December 12, 2025.

In December 2024, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement was repaid at the maturity date of December 22, 2025.

In December 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 4.00% per annum. The non-revolving facility agreement will be repaid at the maturity date of June 18, 2026.

In December 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 4.00% per annum. The non-revolving facility agreement will be repaid at the maturity date of June 19, 2026.

(vii)	In November 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement will be repaid at the maturity date of November 16, 2026.

In November 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement will be repaid at the maturity date of November 23, 2026.

In November 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement will be repaid at the maturity date of November 24, 2026.

In November 2025, Adlai Hangzhou entered into a non-revolving facility agreement for a facility amount of RMB 10,000 and at an interest rate of 3.50% per annum. The non-revolving facility agreement will be repaid at the maturity date of November 25, 2026.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

22.	FINANCIAL LIABILITIES AT FVTPL

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

22.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

22.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

22.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

22.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

22.	FINANCIAL LIABILITIES AT FVTPL (continued)

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

23.	ORDINARY SHARES

Issued and fully paid:

	Number of	Ordinary
	shares	Shares
		$’000
As at December 31, 2023	95,700,805	10
Exercise of share options	131,268	—
Vesting of RSUs	15,000	—
Cancel of ordinary shares	(2)	—
As at December 31, 2024	95,847,071	10
Vesting of RSUs	205,500	—
As at December 31, 2025	96,052,571	10

The authorized share capital of the Company as of December 31, 2025 is $50 divided into 500,000,000 Shares of par value of $0.0001 each.

In 2021, the Company issued 9,000,000 ordinary shares to Nortye Talent Limited and 6,000,000 ordinary shares to Nortye International Limited respectively to manage the Share Incentive Plan 2023. In 2025, the Company issued 9,300,000 ordinary shares to ANL Talent Limited to manage the Share Incentive Plan 2025. Among which, 146,268 and 351,768 ordinary shares were paid as of December 31, 2024 and 2025, respectively.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

The share based payments reserve of the Group represents the equity-settled share-based payments granted by the Group. Please refer to note 25 for details.

(iii)	Foreign exchange fluctuation reserve

The foreign exchange fluctuation reserve represents exchange differences arising from the translation of the financial statements of Group companies whose functional currencies are different from the Group’s presentation currency.

25.	SHARE INCENTIVE PLAN

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

The Group recognized $81 of share-based payment expenses prior to 2021, and nil, nil and nil share-based payment expenses for the years ended December 31, 2023, 2024 and 2025, respectively, in relation to the awards granted under the Adlai Hangzhou Scheme.

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
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

From 2020 to 2022, the Company granted an aggregate of 9,713,421 share options to its executives, employees and consultants.

In 2023, the Company granted an aggregate of 499,114 share options to employees, managers and consultants. In addition, the Group adopted the 2023 Share Incentive Plan, which will become effective upon the completion of this offering, with a maximum aggregate of 15,000,000 ordinary shares reserved for issuance, including shares under the 2020 Share Incentive Plan.

In 2024, the Company granted an aggregate of 136,112 share options and 935,000 restricted share units with service conditions only to executives and employees.

In 2025, the Company granted an aggregate of 1,344,000 restricted share units with service conditions only and 2,400,000 restricted shares with market conditions. The Group also adopted the 2025 Share Incentive Plan with a maximum of 9,300,000 ordinary shares reserved for issuance. In addition, 3,200,000 previously granted share options were cancelled.

The legal grant date and legal vesting date of share-based awards may differ from the grant date and vesting period determined for accounting purposes. While the legal grant and vesting dates are based on the relevant award agreements and legal documentation, the grant date and vesting period for accounting purposes are determined in accordance with IFRS 2 “Share-based Payment”. As a result, the accounting grant date and vesting period used for recognising share-based payment expenses may differ from the legal grant and vesting dates. As of December 31, 2024 and 2025, the number of restricted share units that were granted for accounting purposes but not yet legally granted was nil and 2,850,000, respectively; and the number of restricted share units that were vested for accounting purposes but not yet legally vested was nil and 150,000, respectively.

As of December 31, 2024 and 2025, there were 15,000,000 and 24,300,000 shares reserved for the share incentive plan and there were 5,818,324 and 14,898,439 shares available for issuance, respectively.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

25.	SHARE INCENTIVE PLAN (continued)

(i) Share Options

The Group measured the fair value of the awards as of the grant date and recognized the amount as a compensation expense over the vesting period for each separately vesting portion of the awards.

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
		Exercise	Grant Fair	Contractual	intrinsic
	Number of	Price	Value	Life	value
	awards	$ per share	$ per share	(in years)	$
Balances, January 1, 2024	9,959,100	1.83	1.91	7.44	11,596
Options granted	136,112	2.04	0.55	9.95
Options forfeited	(147,925)	2.18	3.85	7.60
Options expired	(1,700,611)	1.61	1.06	5.98
Options exercised	(131,268)	1.15	0.98	5.91
Balances, December 31, 2024	8,115,408	1.89	2.04	6.58	(8,054)
Options granted	-	-	-	-
Options forfeited	(114,300)	2.19	4.51	6.72
Options expired	(209,815)	2.16	3.97	6.41
Options cancelled	(3,200,000)	2.00	1.78	5.41
Balances, December 31, 2025	4,591,293	1.79	2.08	5.63	(6,035)
Vested but not exercised as of December 31, 2024	6,440,613	1.85	1.89	6.50
Vested but not exercised as of December 31, 2025	4,336,368	1.77	2.00	5.57

In July 2025, the Company and an executive mutually agreed to cancel 3,200,000 share options that were fully vested in prior years but remained unexercised. The cancellation did not involve any cash consideration.

The fair value of the award granted during the years ended December 31, 2024 and 2025 were $75 and nil. The Group recognized share-based payment expenses of $1,697 and $203, respectively, during the years ended December 31, 2024 and 2025.

The options outstanding at December 31, 2025 had an exercise price in the range of $1.10 to $2.20 per ordinary shares (2024: $1.10 to $2.20 per ordinary shares). No share options were exercised during the year ended December 31, 2025.

The fair value of awards granted during the Relevant Periods was estimated as of the grant date using a binomial option-pricing model, taking into account the terms and conditions upon which the awards were granted. The following table lists the inputs to the model used:

	Apr 21,	Dec 6,	June 3,	Dec 31,
	2023	2023	2024	2024
Dividend yield (%)	0.00	0.00	0.00	0.00
Expected volatility (%)	49.68	49.90	95.24	85.53
Risk-free interest rate (%)	3.98	4.30	4.19	4.82
Expected life of options (year)	10.00	10.00	10.00	10.00

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

25.	SHARE INCENTIVE PLAN (continued)

Volatility was estimated based on the annualized standard deviation of the daily stock price return of comparable companies for a period from the valuation date and with a similar time span to expiration.

As of December 31, 2024 and 2025, the Company had 8,115,408 and 4,591,293 share option awards outstanding under the Share Incentive Plan, respectively.

(ii) Restricted share units with service conditions only

The fair value of each restricted share granted with service conditions only is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

	Number of Restricted shares	Weighted Average Grant date
	Outstanding	Fair Value
		US$
Unvested at December 31, 2023	—
Granted	935,000	1.74
Vested	(15,000)	1.82
Unvested at December 31, 2024	920,000	1.74
Granted	1,344,000	0.85
Vested	(355,500)	1.57
Unvested at December 31, 2025	1,908,500	1.15

Share-based payments expenses of $753 and $1,176 related to restricted share units with service conditions only granted to the employees was recognized for the years ended December 31, 2024 and 2025, respectively.

(iii) Restricted share units with market conditions

The fair value of the restricted share units with market conditions was measured at the grant date using a Monte Carlo Simulation model.

	Number of	Weighted
	Restricted shares	Average Grant date
	Outstanding	Fair Value
		US$
Unvested at January 1, 2025	—	—
Granted	2,400,000	0.53
Unvested at December 31, 2025	2,400,000	0.53

The key assumptions used to calculate the grant-date fair values for these awards are summarized below:

Jan 1
Key Assumptions	2025

Grant date share price	0.90
Expected volatility	75.45%
Dividend yield	0.00%
Risk-free rate	4.77%

Share-based payments expenses of nil and $153 related to restricted shares with market conditions granted to the executive was recognized for the years ended December 31, 2024 and 2025, respectively.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

26.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

During the year ended December 31, 2023, 2024 and 2025, the Group had non-cash additions to right-of-use assets of nil, $687 and $1,458, respectively, in respect of lease arrangements for offices.

(b)	Changes in liabilities arising from financing activities

		Interest-bearing
	Financial instrument	bank borrowings
	measured at	and interest	Lease
	FVTPL	payables	liabilities	Total
	$’000	$’000	$’000	$’000
At December 31, 2022	290,368	4,313	2,237	296,918
Interest expense	—	708	83	791
Transaction costs for the issuance of convertible redeemable preferred shares	—	—	—	—
Additions	—	50,234	—	50,234
Conversion of convertible redeemable preferred shares	(329,539)	—	—	(329,539)
Payment
– financing cash flows	—	(24,069)	(1,020)	(25,089)
– operating cash flows	—	—	—	—
Interest paid	—	(602)	(83)	(685)
Change in fair value	39,171	—	—	39,171
Exchange adjustment	—	(115)	(26)	(141)
At December 31, 2023	—	30,469	1,191	31,660
Interest expense	—	1,894	50	1,944
Additions	—	44,702	687	45,389
Payment
– financing cash flows	—	(48,542)	(1,020)	(49,562)
– operating cash flows	—	—	—	—
Interest paid	—	(1,871)	—	(1,871)
Change in fair value	—	—	—	—
Exchange adjustment	—	(187)	(12)	(199)
At December 31, 2024	—	26,465	896	27,361
Interest expense	—	1,446	42	1,488
Additions	—	37,719	1,458	39,177
Payment
– financing cash flows	—	(39,729)	(591)	(40,320)
– operating cash flows	—	—	—	—
Interest paid	—	(1,169)	(42)	(1,211)
Change in fair value	—	—	—	—
Exchange adjustment	—	216	31	247
At December 31, 2025	—	24,948	1,794	26,742

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

26.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(c)	Investment activities

		Financial
	investments at	assets	Investment in
	amortized cost	at FVTPL	Associate	Total
	$’000	$’000	$’000	$’000
Year ended December 31, 2023
purchase	(31,849)	(7)	—	(31,856)
disposal	—	21,039	—	21,039
interest received	—	62	—	62

Year ended December 31, 2024
purchase	(60,546)	—	(4,212)	(64,758)
disposal	92,259	—	—	92,259
interest received	701	—	—	701

Year ended December 31, 2025
purchase	(15,400)	(5,032)	—	(20,432)
disposal	—	5,039	—	5,039
interest received	—	1	—	1

27.	COMMITMENTS

As of December 31, 2025 and 2024, the Group have future potential CRO milestone payments of US$8.6 million and $2.9 million respectively. The Group did not have capital commitments at the end of each of the Relevant Periods.

28.	RELATED PARTY TRANSACTIONS

(a)	Related parties

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

As disclosed in note 21 to the consolidated financial statements, nil and RMB20,000 non-revolving facility agreements provided by a third party bank was guaranteed by the ultimate significant shareholder, Mr. Yang Lu for the years ended December 31, 2024 and 2025, respectively.

(b)	Key management compensation

	2024	2025
	$’000	$’000
Short-term employee benefits	1,911	1,218
Post-employment benefits	40	35
Share-based compensation expenses	1,117	1,119
Total	3,068	2,372

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

29.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments of the Group as of the end of each of the Relevant Periods are as follows:

	As of December 31,
	2024	2025
	$’000	$’000
Financial assets:
Financial assets at FVTPL:
Wealth management product	7	—
Total	7	—
Other financial assets:
Financial assets included in prepayments, other receivables and other assets	1,464	566
Cash and cash equivalents	60,902	8,056
Short-term investments at amortized cost	—	15,730
Total	62,366	24,352
Financial liabilities:
Trade payables	10,146	12,638
Financial liabilities included in other payables and accruals	275	579
Lease liabilities	896	1,794
Interest-bearing bank borrowings	26,330	24,582
Total	37,647	39,593
Financial liabilities at FVTPL:
Financial instruments measured at FVTPL	—	—
Total	—	—

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	As of December 31, 2024		As of December 31, 2025
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets
Wealth management product	7	7	—	—
Total	7	7	—	—
Financial liabilities
Financial liabilities at FVTPL	—	—	—	—
Total	—	—	—	—

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

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

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The methods and assumptions used to estimate the fair value, including a summary of significant unobservable inputs together with a quantitative sensitivity analysis, are set out in note 17 to the Consolidated Financial Statements.

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

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

As of December 31, 2024

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Wealth management product	7	—	—	7
Total	7	—	—	7

As of December 31, 2025

Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Wealth management product	—	—	—	—
Total	—	—	—	—

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise interest-bearing bank and other borrowings and cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade payables, other payables and accruals, which arise directly from its operations.

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

Foreign currency risk

The Group uses the US dollar as its reporting currency. As a result, the Group is exposed to foreign currency exchange movements, primarily in RMB. The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in US dollars, was as follows:

	As of December 31, 2024		As of December 31, 2025
	RMB	CHF	RMB	CHF
	US’000	US’000	US’000	US’000
Cash and cash equivalents	47,198	105	7,596	91
Financial assets included in prepayments, other receivables and other assets	467	-	541	-
Short-term investments at amortized cost	-	-	15,650	-
Interest-bearing bank and other borrowings	(12,520)	-	(11,382)	-
Trade payables	(5,474)	-	(7,733)	-
Lease liabilities	(1,204)	-	(1,649)	-

The following table demonstrates the sensitivity at the end of each of the Relevant Periods to a reasonably possible change in the $ and RMB exchange rate, with all other variables held constant, of the Group’s profit before tax and equity.

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
At December 31, 2023
If the $ strengthens against the RMB	5	(1,010)	(943)
If the $ weakens against the RMB	(5)	1,116	1,042

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
At December 31, 2024
If the $ strengthens against the RMB	5	(859)	(863)
If the $ weakens against the RMB	(5)	949	954

	Increase/	Increase/
	(decrease) in	(decrease)	Increase/
	$/RMB	in net	(decrease)
	rate%	loss	in equity
		$’000	$’000
As of December 31, 2025
If the $ strengthens against the RMB	5	(156)	(289)
If the $ weakens against the RMB	(5)	156	319

Liquidity risk

The Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management of the Group to finance the operations and mitigate the effects of fluctuations in cash flows.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The maturity profile of the Group’s financial liabilities as of the end of each Relevant Periods, based on the contractual undiscounted payments, is as follows:

	As of December 31, 2024
	Less than
	On demand	1 year	1 to 5 years	Over 5 years	Total
	$’000	$’000	$’000	$’000	$’000
Trade payables	10,146	—	—	—	10,146
Financial liabilities included in other payables and accruals	275	—	—	—	275
Lease liabilities	—	471	453	—	924
Interest-bearing bank borrowings	—	27,102	—	—	27,102
Total	10,421	27,573	453	—	38,447

	As of December 31, 2025
	Less than
	On demand	1 year	1 to 5 years	Over 5 years	Total
	$’000	$’000	$’000	$’000	$’000
Trade payables	12,638	—	—	—	12,638
Financial liabilities included in other payables and accruals	579	—	—	—	579
Lease liabilities	—	721	1,179	—	1,900
Interest-bearing bank borrowings	—	25,442	—	—	25,442
Total	13,217	26,163	1,179	—	40,559

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

The asset-liability ratios as of the end of each of the Relevant Periods are as follows:

	As of December 31,
	2024	2025
	$’000	$’000
Total assets	71,270	34,433
Total liabilities	45,785	42,755
Asset-liability ratio (Note i)	1.56	0.81

Note i:

The asset-liability ratio is calculated by dividing total assets by total liabilities.

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

32.	SUBSEQUENT EVENTS

In February 2026, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB10,000 at an interest rate of 3.20% per annum. The maturity date is August 13, 2026

In February 2026, the Company entered into a securities purchase agreement with certain investors in connection with a private placement financing (PIPE). As of the date of issuance of these consolidated financial statements, the Company has received gross proceeds of approximately US$85.0 million from the PIPE financing. In connection with such financing, the Company issued an aggregate of 39,230,769 ordinary shares to the investors.

In March 2026, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB20,000 at an interest rate of 3.20% per annum. The maturity date is September 6, 2026.

In March 2026, Adlai Hangzhou entered into a non-revolving facility agreement with a third party financial institution for a facility amount of RMB20,000 at an interest rate of 2.98% per annum. The maturity date is September 24, 2026.

33.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

33.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

PARENT COMPANY BALANCE SHEETS

	December 31,
	2024	2025
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	10,652	150
Prepayments, other receivables and other assets	30	47
Total current assets	10,682	197
Non-current assets
Due from related parties	177,507	195,029
Investment in subsidiaries	138,588	142,214
Total non-current assets	316,095	337,243
Total assets	326,777	337,440
LIABILITIES
Current liabilities
Accounts payable	538	460
Other payables and accruals.	95	354
Due to related parties	—	8,848
Interest-bearing bank and other borrowings	10,810	13,200
Total current liabilities	11,443	22,862
Total liabilities	11,443	22,862
Class A Ordinary shares (par value of $0.0001 per share; 93,710,803 shares outstanding as of December 31, 2024; and 103,010,803 shares outstanding as of December 31, 2025)	9	10
Class B Ordinary shares (par value of $0.0001 per share; 16,990,000 shares outstanding as of December 31, 2024 and 2025)	2	2
Share premium	439,016	439,266
Share based payments reserve	20,311	21,592
Accumulated deficit	(144,004)	(146,292)
Total shareholders’ equity	315,334	314,578
Total liabilities and shareholders’ equity	326,777	337,440

ADLAI NORTYE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2023, 2024 AND 2025 (continued)

(All amounts in thousands, except share and per share data, or as otherwise noted)

33.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2023	2024	2025
	$’000	$’000	$’000
REVENUE	—	—	—
Other operating income, net	242	1,305	39
General and administrative expenses	(6,196)	(1,473)	(1,572)
Research and development expenses	—	—	—
Total operating loss	(5,954)	(168)	(1,533)
Other income and gains	—	283	105
Other expenses	—	—	—
Investment income	—	—	—
Fair value loss on financial liabilities at FVTPL	(39,171)	—	—
Finance costs	(249)	(630)	(860)
LOSS BEFORE TAX	(45,374)	(515)	(2,288)
Income tax expense	—	—	—
LOSS FOR THE YEAR	(45,374)	(515)	(2,288)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(45,374)	(515)	(2,288)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024	2025
	$’000	$’000	$’000
Net cash flows used in operating activities	(13,143)	(56,397)	(12,009)
Net cash flows provided by/ (used in) investing activities	(38,082)	4,193	(300)
Net cash flows provided by/ (used in) financing activities	102,181	(294)	1,807
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	50,956	(52,498)	(10,502)
Cash and cash equivalents at beginning of year	12,194	63,150	10,652
CASH AND CASH EQUIVALENTS AT END OF YEAR	63,150	10,652	150